U.S. Securities and Exchange Commission
Washington, D.C. 20549



03043644

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FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Residential Asset Mortgage Products, Inc.
Exact Name of Registrant as Specified in Charter

0001099391
Registrant CIK Number

Current Report on Form 8-K for 12/22/03 2003-RS11
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-110437
SEC File Number of Registration Statement


PROCESSING
DEC 24 2003
187
SECTION

Name of Person Filing the Document
(if Other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Minneapolis, State of Minnesota, on the 22nd day of December, 2003.

Residential Asset Mortgage Products, Inc.
(Registrant)

By: Michael Mead
Michael Mead
Vice President

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ________, 2003, that the information set forth in this statement is true and complete.

By: ______________________
(Name)


PROCESSED
DEC 29 2003
THOMSON
FINANCIAL

RAMP Series 2003-RS11 Trust

Mortgage Asset-Backed Pass-Through Certificates, Series 2003-RS11

$[1,765,000,000] (Approximate)

Subject to Revision

December 12, 2003 – Computational Materials

The analysis in this report is based on collateral information provided by Residential Funding Corporation (the "Seller"). The information contained herein is qualified in its entirety by the information in the prospectus and prospectus supplement for this transaction. The information contained herein is preliminary as of the date hereof, supersedes any previous such information delivered to you and will be superseded by any such information subsequently delivered and ultimately by the final prospectus and prospectus supplement relating to the securities and any other information subsequently filed with the Securities and Exchange Commission. These materials are subject to change, completion or amendment from time to time without notice, and JPMorgan is under no obligation to keep you advised of such changes. These materials have been provided to you for informational purposes only and may not be relied upon by you in evaluating the merits of investing in the securities described herein. Any investment decision with respect to the securities should be made by you based solely upon the information contained in the final prospectus and prospectus supplement relating to the securities. You should consult your own counsel, accountant and other advisors as to the legal, tax, business, financial and related aspects of a purchase of these securities.

THIS INFORMATION IS FURNISHED TO YOU BY JPMORGAN AND NOT BY THE ISSUER OF THE SECURITIES OR ANY OF ITS AFFILIATES. JPMORGAN IS ACTING AS UNDERWRITER AND NOT ACTING AS AGENT FOR THE ISSUER IN CONNECTION WITH THE PROPOSED TRANSACTION.

JPMORGAN **GMAC RFC Securities**

New Issue Computational Materials

$[1,765,000,000] (Approximate)

RAMP Series 2003-RS11 Trust
Issuer

Residential Asset Mortgage Products, Inc.
Depositor

Residential Funding Corporation
Master Servicer

Mortgage Asset-Backed Pass-Through Certificates, Series 2003-RS11

December 12, 2003

Expected Timing:	Pricing Date:	On or about December [17], 2003
	Settlement Date:	On or about December [30], 2003
	First Payment Date:	January 26, 2004
Structure:	Group I (Fixed):	$[815.0] million senior/subordinate structure
	Group II (ARMs):	$[950.0] million senior/subordinate structure
	Rating Agencies:	Moody's and Standard & Poor's

RAMP Series 2003-RS11 Trust Structural Summary

[December 12, 2003]
$[1,765,000,000] (Approximate - Subject to Revision)
Characteristics of the Certificates [(1), (2), (3)]

Class	Amount ($)	Ratings (S&P./Moody's)	Bond Type	Pmt. Delay (days)	Interest Accrual Basis	WAL (yrs.) to Call /to Mat.	Pmt. Window (mos.) to Call / # of mos.	Exp. Mat to Call	Final Scheduled Maturity
A-I-1	$292,300,000	AAA / Aaa	Sr Fltr [(4)]	0	Actual/360	1.00 / 1.00	1-24 / 24	12/05 / 12/05	April 2023
A-I-2	$57,400,000	AAA / Aaa	Sr Fxd [(5)]	24	30/360	2.20 / 2.20	24-29 / 6	05/06 / 05/06	April 2025
A-I-3	$111,800,000	AAA / Aaa	Sr Fxd [(5)]	24	30/360	3.00 / 3.00	29-45 / 17	09/07 / 09/07	September 2028
A-I-4	$27,100,000	AAA / Aaa	Sr Fxd [(7)]	24	30/360	4.00 / 4.00	45-51 / 7	03/08 / 03/08	July 2029
A-I-5	$62,200,000	AAA / Aaa	Sr Fxd [(7)]	24	30/360	5.00 / 5.00	51-71 / 21	11/09 / 11/09	April 2031
A-I-6	$109,300,000	AAA / Aaa	Sr Fxd [(6,7)]	24	30/360	8.76 / 10.63	71-119 / 49	11/13 / 12/24	December 2033
A-I-7	$73,400,000	AAA / Aaa	Sr Fxd – NAS [(7)]	24	30/360	6.75 / 6.83	37-119 / 83	11/13 / 10/24	December 2033
M-I-1	$32,600,000	AA / Aa2	Mez Fxd [(6)(7)]	24	30/360	6.55 / 7.14	39-119 / 81	11/13 / 02/20	December 2033
M-I-2	$26,487,000	A / A2	Mez Fxd [(6)(7)]	24	30/360	6.55 / 7.05	39-119 / 81	11/13 / 10/18	December 2033
M-I-3	$22,413,000	BBB / Baa2	Mez Fxd [(6)(7)]	24	30/360	6.55 / 6.85	39-119 / 81	11/13 / 01/17	December 2033
Total Group I	**$815,000,000**								
A-II-A	$557,000,000	AAA / Aaa	Sr Fltr [(6,8)]	0	Actual/360	2.60 / 2.80	1-96 / 96	12/11 / 04/21	December 2033
A-II-B	$222,000,000	AAA / Aaa	Sr Fltr [(6,8)]	0	Actual/360	2.61 / 2.83	1-96 / 96	12/11 / 06/21	December 2033
M-II-1	$66,500,000	AA / Aa2	Mez Fltr [(6,8)]	0	Actual/360	5.35 / 5.91	39-96 / 58	12/11 / 12/18	December 2033
M-II-2	$57,000,000	A / A2	Mez Fltr [(6,8)]	0	Actual/360	5.33 / 5.84	38-96 / 59	12/11 / 09/17	December 2033
M-II-3	$16,625,000	A- / A3	Mez Fltr [(6,8)]	0	Actual/360	5.32 / 5.77	37-96 / 60	12/11 / 01/16	December 2033
M-II-4	$14,250,000	BBB+ / Baa1	Mez Fltr [(6,8)]	0	Actual/360	5.31 / 5.71	37-96 / 60	12/11 / 05/15	December 2033
M-II-5	$16,625,000	BBB / Baa2	Mez Fltr [(6,8)]	0	Actual/360	5.31 / 5.62	37-96 / 60	12/11 / 08/14	December 2033
Total Group II	**$950,000,000**								
Grand Total	**$1,765,000,000**								

Notes:

(1) Class sizes subject to a 10% variance.

(2) Pricing Speed Assumption:
Group I Loans: 20% HEP (2.0% CPR in month 1, building to 20% CPR by month 10, and remaining constant at 20% CPR thereafter)
Group II Loans: 25% HEP (2.5% CPR in month 1, building to 25% CPR by month 10, and remaining constant at 25% CPR thereafter)

(3) Each Certificate is illustrated as priced to both (i) the 10% optional call of the related Loan Group and (ii) to the maturity of the related Loan Group.

(4) The lesser of (i) one-month LIBOR plus the related margin and (ii) the Group I Net WAC Cap Rate.

(5) The pass-through rate on the Class A-I-2 and Class A-I-3 Certificates will be equal to the related fixed rate per annum.

(6) If the 10% optional call for the Group I Loans is not exercised, the coupon on the Class A-I-6 and the Class M-I-1 through M-I-3 Certificates *will increase by 0.50% per annum beginning on the second Distribution Date after the first* possible related optional call date. Likewise, if the 10% optional call for the Group II Loans is not exercised, the margin on the Class A-II-A and Class A-II-B Certificates will double, and the margin on the Class M-II-1 through Class M-II-5 Certificates will each increase by a 1.5x multiple, in each case beginning on the second Distribution Date after the first possible related optional call date.

(7) The pass-through rates on the Class A-I-4, Class A-I-5, Class A-I-6, Class A-I-7, Class M-I-1, Class M-I-2 and Class M-I-3 Certificates will be equal to the related fixed rate per annum, subject to the Group I Net WAC Cap Rate.

(8) The least of (i) one-month LIBOR plus the related margin, (ii) the Group II Net WAC Cap Rate and (iii) 14.00% per annum.



Issuer: RAMP Series 2003-RS11 Trust.

Certificates: The Class A-I-1 through Class A-I-7 Certificates (collectively, the "Class A-I Certificates") and the Class M-I-1 through Class M-I-3 Certificates (collectively, the "Class M-I Certificates"), are generally backed by first lien, fixed-rate mortgage loans (the "Group I Loans").

The Class A-II-A Certificates are backed by first lien, adjustable-rate mortgage loans with original principal balances that will conform to Freddie Mac limitations (the "Group II-A Loans").

The Class A-II-B Certificates (together with the Class A-II-A Certificates, the "Class A-II Certificates") are backed by first lien, adjustable-rate mortgage loans with original principal balances that may or may not conform to Freddie Mac limitations (the "Group II-B Loans").

The Class M-II-1 through Class M-II-5 Certificates (collectively, the "Class M-II Certificates"), are backed by the Group II-A Loans and the Group II-B Loans (collectively, the "Group II Loans").

The Class A-I Certificates and Class A-II Certificates are referred to together as the "Class A Certificates." The Class M-I Certificates and Class M-II Certificates are referred to together as the "Class M Certificates."

Lead Managers: J.P. Morgan Securities Inc. and Residential Funding Securities Corporation.

Co-Managers: Bear, Stearns & Co. Inc. and Citigroup Global Markets Inc.

Depositor: Residential Asset Mortgage Products, Inc. ("RAMP").

Trustee: JPMorgan Chase Bank.

Master Servicer: Residential Funding Corporation (the "Seller", "Master Servicer" or "Residential Funding"), an indirect wholly-owned subsidiary of GMAC Mortgage Group, Inc.

Subservicer: Primary servicing will be provided by HomeComings Financial Network, Inc. ("HomeComings") with respect to approximately 96.50% of the Group I Loans and approximately 99.98% of the Group II Loans. HomeComings is a wholly-owned subsidiary of Residential Funding Corporation.

Cut-off Date: December [1], 2003.

Settlement Date: On or about December [30], 2003.

Distribution Dates: 25th of each month (or the next business day if such day is not a business day) commencing in January 2004.

Form of Certificates: Book-entry form through DTC, Clearstream and Euroclear.

Minimum Denominations: For the Class A, Class M-I-1 and Class M-II-1 Certificates: $25,000 and integral multiples of $1 in excess thereof; For the Class M-I-2, Class M-I-3, Class M-II-2, Class M-II-3, Class M-II-4 and Class M-II-5 Certificates: $250,000 and integral multiples of $1 in excess thereof.

ERISA Considerations: It is expected that, as of the closing date, the Class A Certificates will be eligible for purchase by benefit plans or other plans or arrangements that are subject to ERISA or section 4975 of the Internal Revenue Code, subject to certain conditions. The Class M Certificates are not expected to be eligible for purchase by such plans as of the closing date. Investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of such a plan's acquisition and ownership of the offered Certificates.

Legal Investment: The Certificates will not constitute "mortgage-related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984.

Tax Status: One or more REMIC elections.

Collateral Description: Two loan groups: Group I (fixed) and Group II (adjustable).

- Group I Loans will generally consist of first lien, fixed-rate mortgage loans with an aggregate principal balance of approximately $[815,000,000] as of the Cut-off Date.
- Group II-A Loans will consist of first lien, adjustable-rate mortgage loans with original principal balances that will conform to Freddie Mac guidelines with an aggregate principal balance of approximately $[679,334,732] as of the Cut-off Date.
- Group II-B Loans will consist of first lien, adjustable-rate mortgage loans with original principal balances that may or may not conform to Freddie Mac guidelines with an aggregate principal balance of approximately $[270,665,268] as of the Cut-off Date.

Prepayment Assumption: Group I – 20% HEP (2.0% CPR in month 1, building to 20% CPR by month 10, and remaining constant at 20% CPR thereafter).

Group II – 25% HEP (2.5% CPR in month 1, building to 25% CPR by month 10, and remaining constant at 25% CPR thereafter).

Optional Calls: If the aggregate principal balance of either the Group I Loans or Group II Loans falls below 10% of the original principal balance of the respective group ("Optional Call Date"), the Master Servicer may terminate the trust with respect to that loan group. The optional calls are independent of each other.

The Negotiated Conduit Asset Program:

The mortgage loans included in the trust were acquired and evaluated under Residential Funding's "Negotiated Conduit Asset Program" or NCA program. The NCA program includes mortgage loans that do not meet the guidelines for Residential Funding's standard securitization programs.

Residential Funding's standard programs are identified as follows:

- Jumbo A program, under which Residential Funding purchases "A quality," non-conforming mortgage loans, which are then securitized under the RFMSI shelf. An example of an NCA program loan includes, but is not limited to, a mortgage loan made to a borrower with a higher total debt-to-income ratio than that allowed by Residential Funding's "Jumbo A" program.

- Expanded Criteria program, under which Residential Funding purchases mortgage loans to "A quality" borrowers whose collateral characteristics differ from conforming and jumbo guidelines, which are then securitized under the RALI shelf. An example of an NCA program loan includes, but is not limited to, a mortgage loan where the combination of loan-to-value ratio, credit score and documentation type do not meet Residential Funding's "Expanded Criteria" program guidelines.

- Home Solution program, under which Residential Funding purchases first lien "A-quality" mortgage loans with LTVs up to 107%, which are then securitized under the RAMP-RZ shelf. An example of an NCA program loan includes, but is not limited to, a loan made to a borrower who does not meet reserve requirements of the program or total debt-to-income exceeds underwriting guidelines of Residential Funding's "Home Solution" program.

- AlterNet program, under which Residential Funding purchases mortgage loans with characteristics that do not meet traditional "A quality" credit requirements, which are then securitized under the RASC shelf. An example of an NCA program loan includes, but is not limited to, a mortgage loan with a higher loan-to-value ratio than the credit grade within Residential Funding's "Alternet" program guidelines allows.

In addition, the NCA program includes mortgage loans, identified as "Seasoned Loans," that were included in mortgage pools previously securitized by affiliates of Residential Funding. These mortgage loans may not conform to Residential Funding's current underwriting criteria or documentation requirements.

Credit Enhancement:

A. Subordination.

Except as described below, with respect to each loan group, if the related Class M Certificates remain outstanding, losses on the related mortgage loans which are not covered by excess cash flow or overcollateralization will be allocated to the class of related Class M Certificates with the lowest payment priority, and the other related classes of certificates will not bear any portion of such losses, except as described in the prospectus supplement. If none of the related Class M Certificates are outstanding, all such losses will be allocated to the related Class A Certificates as described in the prospectus supplement.

Group I Loans		**Group II Loans**	
Class	Initial Subordination(1)	Class	Initial Subordination(1)
Class A-I	12.90%	Class A-II	21.90%
Class M-I-1	8.90%	Class M-II-1	14.90%
Class M-I-2	5.65%	Class M-II-2	8.90%
Class M-I-3	2.90%	Class M-II-3	7.15%
		Class M-II-4	5.65%
		Class M-II-5	3.90%

(1) Includes the target overcollateralization requirement as described herein.

B. Overcollateralization ("OC").

	Group I	Group II
Initial (%Orig.)	0.00%	0.00%
OC Target (% Orig.)	2.90%	3.90%
Stepdown OC Target (% Current)(1)	5.80%	7.80%
OC Floor (% Orig.)	0.50%	0.50%
OC Holiday	None	None

(1) Subject to certain trigger events as specified herein.

C. Cross-collateralization.

The trust provides for cross-collateralization through the application of excess cash flow generated by one loan group to cover losses and to fund the required level of OC in the non-related loan group to the extent not covered by the excess cash flow for the non-related loan group.

D. Excess Spread.

- Group I: Initially equal to approximately 348 bps per annum.
- Group II: Initially equal to approximately 555 bps per annum.

Priority of Payments:

Payments to the holders of the Certificates will be made from the available amount from each loan group generally as follows:

(1) Distribution of accrued and unpaid interest to the related certificates;

(2) Distribution of principal to the related certificates, in the priority described herein;

(3) Distribution of principal to the related certificates, and subsequently, to the non-related certificates, from the excess interest on the related mortgage loans, to cover realized losses;

(4) Distribution of additional principal to the related certificates, and subsequently, to the non-related certificates, from the excess interest on the related mortgage loans, until the required level of overcollateralization is reached;

(5) Payment to the related certificates and subsequently to the non-related certificates, in respect of prepayment interest shortfalls;

(6) To the extent provided in the prospectus supplement, payment to the Group II Certificates in respect of any Group II Basis Risk Shortfall Carry-Forward Amount and payment to certain Group I Certificates in respect of any Group I Net WAC Cap Shortfall Carry-Forward Amount due to the application of the cap on the related pass-through rate, in the priority described herein;

(7) Payment to the related certificates and subsequently, to the non-related certificates, in respect of current relief act shortfalls;

(8) To pay to the holders of the related Class A Certificates, pro rata, and the related Class M Certificates, in order of priority, the principal portion of any realized losses previously allocated thereto that remain unreimbursed;

(9) To pay to the holders of the non-related Class A Certificates, pro rata, and the non-related Class M Certificates, in order of priority, the principal portion of any realized losses previously allocated thereto that remain unreimbursed; and

(10) Distribution of any remaining funds to the non-offered certificates.

Interest Accrual Period:

Class A-I-2 through Class A-I-7 Certificates and Class M-I Certificates: the calendar month preceding the current Distribution Date on a 30/360 basis.

Class A-I-1, Class A-II and Class M-II Certificates: from and including the preceding Distribution Date (for the first accrual period, the closing date) up to but excluding the current Distribution Date, on an actual/360 basis.

Pass-Through Rates:

Group I Pass-Through Rates:

- On each Distribution Date, the Class A-I-1 Pass-Through Rate will be a per annum rate equal to the lesser of (i) One-Month LIBOR plus [ ]% (the "Class A-I-1 Margin") and (ii) the Group I Net WAC Cap Rate.
- On each Distribution Date, for the Class A-I-2 and Class A-I-3 Certificates, interest will accrue at a fixed rate equal to their respective fixed rate coupons.
- On each Distribution Date, for the Class A-I-4, Class A-I-5, Class A-I-6, Class A-I-7 and Class M-I Certificates, interest will accrue at a fixed rate, equal to the lesser of (a) their respective fixed rate coupons and (b) the Group I Net WAC Cap Rate.
- The fixed rate coupon on the Class A-I-6 and the Class M-I Certificates will increase by 0.50% per annum for any Distribution Date beginning on the second Distribution Date after the first possible related Optional Call Date.

Group II Pass-Through Rates:

- The Class A-II-A Pass-Through Rate will be a per annum rate equal to the least of (x) for any Distribution Date which occurs prior to the second Distribution Date after the first possible related Optional Call Date, One-Month LIBOR plus [ ]% (the "Class A-II-A Margin"), and beginning on the second Distribution Date after the first related Option Call Date, One-Month LIBOR plus 2 times the Class A-II-A Margin, (y) the Group II Net WAC Cap Rate, and (z) 14.00%.
- The Class A-II-B Pass-Through Rate will be a per annum rate equal to the least of (x) for any Distribution Date which occurs prior to the second Distribution Date after the first possible related Optional Call Date, One-Month LIBOR plus [ ]% (the "Class A-II-B Margin"), and beginning on the second Distribution Date after the first related Option Call Date, One-Month LIBOR plus 2 times the Class A-II-B Margin, (y) the Group II Net WAC Cap Rate, and (z) 14.00%.
- The Class M-II Pass-Through Rate will be a per annum rate equal to the least of (x) for any Distribution Date which occurs prior to the second Distribution Date after the first possible related Optional Call Date, One-Month LIBOR plus the related Class M-II Margin, and beginning on the second Distribution Date after the first related Option Call Date, One-Month LIBOR plus 1.5 times the related Class M-II Margin, (y) the Group II Net WAC Cap Rate, and (z) 14.00%.

Group I Net WAC Cap Rate: For any Distribution Date, a per annum rate equal to the weighted average of the Net Mortgage Rates of the Group I Loans using the Net Mortgage Rates in effect for the scheduled payments due on such mortgage loans during the related due period, and, in the case of the Class A-I-1 Certificates, multiplied by a fraction equal to 30 divided by the actual number of days in the related Interest Accrual Period.

For any Distribution Date on which the Pass-Through Rate on the Group I Certificates is limited to the Group I Net WAC Cap Rate, the resulting shortfall will carry forward with interest thereon (the "Group I Net WAC Cap Shortfall Carry-Forward Amount").

Group II Net WAC Cap Rate: For any Distribution Date, a per annum rate equal to the weighted average of the Net Mortgage Rates of the Group II Loans using the Net Mortgage Rates in effect for the scheduled payments due on such mortgage loans during the related due period, multiplied by a fraction equal to 30 divided by the actual number of days in the related Interest Accrual Period.

For any Distribution Date on which the Pass-Through Rate on the Group II Certificates is limited to the Group II Net WAC Cap Rate, the resulting shortfall will carry forward with interest thereon, subject to a maximum of [14.00]% (the "Group II Basis Risk Shortfall Carry-Forward Amount").

Weighted Average Monthly Fees: Master servicing fee and sub-servicing fee of approximately:
[0.355]% for Group I
[0.515]% for Group II

Net Mortgage Rate: With respect to any mortgage loan, the mortgage rate thereon minus the rates at which the master servicing and subservicing fees are paid.

Eligible Master Servicing Compensation: For either loan group and any Distribution Date, an amount equal to the lesser of (a) one-twelfth of 0.125% of the stated principal balance of the mortgage loans in that loan group immediately preceding that Distribution Date, and (b) the sum of the Master Servicing Fee payable to the Master Servicer in respect of its master servicing activities and reinvestment income received by the Master Servicer on amounts payable with respect to that Distribution Date with respect to the mortgage loans in that loan group. Excess Cash Flow may also be available to cover prepayment interest shortfalls, subject to the priority of distribution for Excess Cash Flow.

Advances: The Master Servicer will advance delinquent principal and interest to the extent the advance is recoverable from future collections on the loan.

Overcollateralization Amount: With respect to any Distribution Date and either loan group, the excess, if any, of the aggregate stated principal balance of the mortgage loans in the related loan group before giving effect to distributions of principal to be made on that Distribution Date, over the aggregate principal balance of the related Class A Certificates and related Class M Certificates, as of such date, before taking into account distributions of principal to be made on that Distribution Date.

Group I Required Overcollateralization Amount: With respect to any Distribution Date and the Group I Loans, (a) if such Distribution Date is prior to the Group I Stepdown Date, 2.90% of the aggregate stated principal balance of the Group I Loans as of the Cut-Off Date, or (b) if such Distribution Date is on or after the Group I Stepdown Date, the greater of (i) 5.80% of the then current aggregate stated principal balance of the Group I Loans as of the end of the related due period and (ii) the Overcollateralization Floor for Group I.

Trigger Event: A Trigger Event is in effect with respect to either loan group on any Distribution Date if either (i) the three month average of the related Sixty-Plus Delinquency Percentage, as determined on that Distribution Date and the immediately preceding two Distribution Dates, equals or exceeds 50% of the Group I Senior Enhancement Percentage or 42% of the Group II Senior Enhancement Percentage, respectively, or (ii) cumulative realized losses on the related mortgage loans as a percentage of the initial aggregate principal balance of the related mortgage loans as of the Cut-off Date exceed the following amounts:

	Group I Loans	Group II Loans
Months 37-48	1.70% in the first month plus an additional 1/12th of 1.15% for every month thereafter	4.40% in the first month plus an additional 1/12th of 2.15% for every month thereafter
Months 49-60	2.85% in the first month plus an additional 1/12th of 0.85% for every month thereafter	6.55% in the first month plus an additional 1/12th of 1.75% for every month thereafter
Months 61-72	3.70% in the first month plus an additional 1/12th of 0.50% for every month thereafter	8.30% in the first month plus an additional 1/12th of 0.45% for every month thereafter
Months 73-84	4.20% in the first month plus an additional 1/12th of 0.25% for every month thereafter	8.75%
Months 85 and thereafter	4.45%	8.75%

Sixty-Plus Delinquency Percentage: With respect to any distribution date and each loan group, the fraction, expressed as a percentage, equal to (x) the aggregate stated principal balance of the mortgage loans of the related loan group that are 60 or more days delinquent in payment of principal and interest for that distribution date, including mortgage loans in foreclosure and REO, over (y) the aggregate stated principal balance of all of the mortgage loans of the related loan group immediately preceding that distribution date.

Group I Senior Enhancement Percentage: For any Distribution Date, the percentage obtained by dividing (x) the sum of (i) the aggregate principal balance of the Class M-I-1, Class M-I-2 and Class M-I-3 Certificates and (ii) the related Overcollateralization Amount, in each case prior to the distribution of the Group I Principal Distribution Amount on such Distribution Date, by (y) the aggregate stated principal balance of the Group I Loans after giving effect to distributions to be made on that Distribution Date.

Overcollateralization Floor: As to either loan group, an amount equal to 0.50% of the aggregate stated principal balance of the related mortgage loans as of the Cut-Off Date.

Overcollateralization Increase Amount: With respect to any Distribution Date and either loan group, an amount equal to the lesser of (i) available excess cash flow from the related mortgage loans available for payment of Overcollateralization Increase Amount and (ii) the excess, if any, of (x) the related Required Overcollateralization Amount for that Distribution Date over (y) the related Overcollateralization Amount for that Distribution Date.

Overcollateralization Reduction Amount: With respect to any Distribution Date for which the related Excess Overcollateralization Amount is, or would be, after taking into account all other distributions to be made on that Distribution Date, greater than zero, an amount equal to the lesser of (i) the related Excess Overcollateralization Amount for that Distribution Date and (ii) principal collected on the related mortgage loans for that Distribution Date.

Excess Overcollateralization Amount: With respect to any Distribution Date, the excess, if any, of the related Overcollateralization Amount over the related Required Overcollateralization Amount.

Group I Principal Distribution Amount: As to any Distribution Date, the lesser of (i) the aggregate principal balance of the Class A-I and Class M-I Certificates prior to such Distribution Date and (ii) the sum of (a) principal collected on the Group I Loans other than Subsequent Recoveries and (b) the related Overcollateralization Increase Amount less (c) the related Overcollateralization Reduction Amount.

Class A-I Principal Distribution Amount:

With respect to any Distribution Date (i) prior to the Group I Stepdown Date or on or after the Group I Stepdown Date if a Group I Trigger Event is in effect for that Distribution Date, the Group I Principal Distribution Amount for that Distribution Date or (ii) on or after the Group I Stepdown Date if a Group I Trigger Event is not in effect for that Distribution Date, the lesser of:

- the Group I Principal Distribution Amount for that Distribution Date; and
- the excess, if any, of (A) the aggregate principal balance of the Class A-I Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Group I Subordination Percentage and (2) the aggregate stated principal balance of the Group I Loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the Group I Loans after giving effect to distributions to be made on that Distribution Date, less the Group I Overcollateralization Floor.

Priority of Class A-I Principal Distributions:

Class A-I Principal Distribution Amount payable above will be distributed to the Class A-I-1 through Class A-I-7 Certificates as follows: first to the Class A-I-7 Certificates in an amount equal to the Class A-I-7 Lockout Distribution Amount for that distribution date (refer to the underlying table), and then the remaining amounts will be paid to the Class A-I-1, Class A-I-2, Class A-I-3, Class A-I-4, Class A-I-5, Class A-I-6 and Class A-I-7 Certificates, in that order, in each case until paid in full.

Class A-I-7 Lockout Distribution Amount:

For any Distribution Date, the product of (x) the Class A-I-7 Lockout Percentage for that Distribution Date and (y) the Class A-I-7 Pro Rata Distribution Amount for that Distribution Date. In no event shall the Class A-I-7 Lockout Distribution Amount for a Distribution Date exceed the Class A-I Principal Distribution Amount for that Distribution Date or the principal balance of the Class A-1-7 Certificates immediately prior to that Distribution Date.

Class A-I-7 Pro Rata Distribution Amount:

For any Distribution Date, an amount equal to the product of (x) a fraction, the numerator of which is the certificate principal balance of the Class A-I-7 Certificates immediately prior to that Distribution Date and the denominator of which is the aggregate certificate principal balance of the Class A-I-1 Certificates through Class A-I-7 Certificates immediately prior to that Distribution Date and (y) the Class A-I Principal Distribution Amount for that Distribution Date.

Class A-I-7 Lockout Percentage

Distribution Dates	Lockout Percentage
January 2004 through and including December 2006	0%
January 2007 through and including December 2008	45%
January 2009 through and including December 2009	80%
January 2010 through and including December 2010	100%
January 2011 and thereafter	300%



Class M-I-1
Principal Distribution Amount: With respect to any Distribution Date (i) prior to the Group I Stepdown Date or on or after the Group I Stepdown Date if a Group I Trigger Event is in effect for that Distribution Date, the remaining Group I Principal Distribution Amount for that Distribution Date after distribution of the Class A-I Principal Distribution Amount or (ii) on or after the Group I Stepdown Date if a Group I Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining Group I Principal Distribution Amount for that Distribution Date after distribution of the Class A-I Principal Distribution Amount; and

- the excess, if any, of (A) the sum of (1) the aggregate principal balance of the Class A-I Certificates (after taking into account the distribution of the Class A-I Principal Distribution Amount for that Distribution Date) and (2) the principal balance of the Class M-I-1 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Group I Subordination Percentage and (2) the aggregate stated principal balance of the Group I Loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the Group I Loans after giving effect to distributions to be made on that Distribution Date, less the Group I Overcollateralization Floor.

Class M-I-2
Principal Distribution Amount: With respect to any Distribution Date (i) prior to the Group I Stepdown Date or on or after the Group I Stepdown Date if a Group I Trigger Event is in effect for that Distribution Date, the remaining Group I Principal Distribution Amount for that Distribution Date after distribution of the Class A-I Principal Distribution Amount and the Class M-I-1 Principal Distribution Amount or (ii) on or after the Group I Stepdown Date if a Group I Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining Group I Principal Distribution Amount for that Distribution Date after distribution of the Class A-I Principal Distribution Amount and the Class M-I-1 Principal Distribution Amount; and

- the excess, if any, of (A) the sum of (1) the aggregate principal balance of the Class A-I Certificates and Class M-I-1 Certificates (after taking into account the distribution of the Class A-I Principal Distribution Amount and Class M-I-1 Principal Distribution Amount for that Distribution Date) and (2) the principal balance of the Class M-I-2 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Group I Subordination Percentage and (2) the aggregate stated principal balance of the Group I Loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the Group I Loans after giving effect to distributions to be made on that Distribution Date, less the Group I Overcollateralization Floor.

Class M-I-3 Principal Distribution Amount: With respect to any Distribution Date (i) prior to the Group I Stepdown Date or on or after the Group I Stepdown Date if a Group I Trigger Event is in effect for that Distribution Date, the remaining Group I Principal Distribution Amount for that Distribution Date after distribution of the Class A-I Principal Distribution Amount, Class M-I-1 Principal Distribution Amount and Class M-I-2 Principal Distribution Amount or (ii) on or after the Group I Stepdown Date if a Group I Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining Group I Principal Distribution Amount for that Distribution Date after distribution of the Class A-I Principal Distribution Amount, Class M-I-1 Principal Distribution Amount and Class M-I-2 Principal Distribution Amount; and
- the excess, if any, of (A) the sum of (1) the aggregate principal balance of the Class A-I, Class M-I-1 and Class M-I-2 Certificates (after taking into account the distribution of the Class A-I Principal Distribution Amount, Class M-I-1 Principal Distribution Amount and Class M-I-2 Principal Distribution Amount for that Distribution Date) and (2) the principal balance of the Class M-I-3 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Group I Subordination Percentage and (2) the aggregate stated principal balance of the Group I Loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the Group I Loans after giving effect to distributions to be made on that Distribution Date, less the Group I Overcollateralization Floor.

Group I Subordination Percentage: As to any class of Class A-I or Class M-I Certificates, the respective percentage set forth below:

Class	Percentage
A-I	74.20%
M-I-1	82.20%
M-I-2	88.70%
M-I-3	94.20%

Group I Stepdown Date: The Distribution Date which is the later to occur of (x) the Distribution Date in January 2007 and (y) the first Distribution Date on which the aggregate stated principal balance of the Group I Loans as of the end of the related due period is less than one-half of the aggregate stated principal balance of the Group I Loans as of the Cut-off Date.

Group II Required Overcollateralization Amount: With respect to any Distribution Date and the Group II Loans, (a) if such Distribution Date is prior to the Group II Stepdown Date, 3.90% of the aggregate stated principal balance of the Group II Loans as of the Cut-off Date, or (b) if such Distribution Date is on or after the Group II Stepdown Date, the greater of (i) 7.80% of the aggregate stated principal balance of the Group II Loans as of the end of the related due period and (ii) the Overcollateralization Floor for Group II.

Group II Senior Enhancement Percentage:

For any Distribution Date, the percentage obtained by dividing (x) the sum of (i) the aggregate principal balance of the Class M-II-1, Class M-II-2, Class M-II-3, Class M-II-4 and Class M-II-5 Certificates and (ii) the Group II Overcollateralization Amount, in each case prior to the distribution of the Group II Principal Distribution Amount on such Distribution Date, by (y) the aggregate stated principal balance of the Group II Loans after giving effect to distributions to be made on that Distribution Date.

Group II Principal Distribution Amount:

As to any Distribution Date, the lesser of (i) the aggregate principal balance of the Class A-II and Class M-II Certificates prior to such Distribution Date and (ii) the sum of (a) principal collected on the Group II Loans other than Subsequent Recoveries and (b) the related Overcollateralization Increase Amount less (c) the related Overcollateralization Reduction Amount.

Class A-II Principal Distribution Amount:

With respect to any Distribution Date (i) prior to the Group II Stepdown Date or on or after the Group II Stepdown Date if a Group II Trigger Event is in effect for that Distribution Date, the Group II Principal Distribution Amount for that Distribution Date or (ii) on or after the Group II Stepdown Date if a Group II Trigger Event is not in effect for that Distribution Date, the lesser of:

- the Group II Principal Distribution Amount for that Distribution Date; and
- the excess, if any, of (A) the aggregate principal balance of the Class A-II Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Group II Subordination Percentage and (2) the aggregate stated principal balance of the Group II Loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the Group II Loans after giving effect to distributions to be made on that Distribution Date, less the Group II Overcollateralization Floor.

Group II Principal Allocation Amount:

With respect to any Distribution Date, the sum of (a) the principal remittance amount for that Distribution Date on the Group II Loans and (b) the aggregate amount of realized losses on the Group II Loans in the calendar month preceding that Distribution Date, to the extent covered by excess cashflow for that Distribution Date; provided, that on any Distribution Date on which there is insufficient excess cashflow to cover all realized losses on the Group II Loans, in determining the Class A-II-A Principal Distribution Amount and Class A-II-B Principal Distribution Amount, the available excess cashflow will be allocated to the Class A-II-A Certificates and Class A-II-B Certificates, pro rata, based on the principal portion of realized losses on the Group II-A Loans and Group II-B Loans, respectively.

Class A-II-A Principal Distribution Amount:

On any Distribution Date, the Class A-II Principal Distribution Amount multiplied by a fraction, the numerator of which is the portion of the Group II Principal Allocation Amount related to the Group II-A Loans for that Distribution Date and the denominator of which is the Group II Principal Allocation Amount for all of the Group II Loans for that Distribution Date.

Class A-II-B Principal Distribution Amount:

On any Distribution Date, the Class A-II Principal Distribution Amount multiplied by a fraction, the numerator of which is the portion of the Group II Principal Allocation Amount related to the Group II-B Loans for that Distribution Date and the denominator of which is the Group II Principal Allocation Amount for all of the Group II Loans for that Distribution Date.

Class A-II Principal Distributions:

The Class A-II Principal Distribution Amount will be distributed to the Class A-II Certificates as follows:

- The Class A-II-A Principal Distribution Amount will be paid to the Class A-II-A Certificates until the certificate principal balance of the Class A-II-A Certificates has been reduced to zero and then to the Class A-II-B Certificates until the certificate principal balance of the Class A-II-B Certificates has been reduced to zero.
- The Class A-II-B Principal Distribution Amount will be paid to the Class A-II-B Certificates until the certificate principal balance of the Class A-II-B Certificates has been reduced to zero and then to the Class A-II-A Certificates until the certificate principal balance of the Class A-II-A Certificates has been reduced to zero.

Class M-II-1 Principal Distribution Amount:

With respect to any Distribution Date (i) prior to the Group II Stepdown Date or on or after the Group II Stepdown Date if a Group II Trigger Event is in effect for that Distribution Date, the remaining Group II Principal Distribution Amount for that Distribution Date after distribution of the Class A-II Principal Distribution Amount or (ii) on or after the Group II Stepdown Date if a Group II Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining Group II Principal Distribution Amount for that Distribution Date after distribution of the Class A-II Principal Distribution Amount; and
- the excess, if any, of (A) the sum of (1) the aggregate principal balance of the Class A-II Certificates (after taking into account the distribution of the Class A-II Principal Distribution Amount for that Distribution Date) and (2) the principal balance of the Class M-II-1 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Group II Subordination Percentage and (2) the aggregate stated principal balance of the Group II Loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the Group II Loans after giving effect to distributions to be made on that Distribution Date, less the Group II Overcollateralization Floor.

Class M-II-2
Principal Distribution Amount: With respect to any Distribution Date (i) prior to the Group II Stepdown Date or on or after the Group II Stepdown Date if a Group II Trigger Event is in effect for that Distribution Date, the remaining Group II Principal Distribution Amount for that Distribution Date after distribution of the Class A-II Principal Distribution Amount and the Class M-II-1 Principal Distribution Amount or (ii) on or after the Group II Stepdown Date if a Group II Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining Group II Principal Distribution Amount for that Distribution Date after distribution of the Class A-II Principal Distribution Amount and the Class M-II-1 Principal Distribution Amount; and

- the excess, if any, of (A) the sum of (1) the aggregate principal balance of the Class A-II Certificates and Class M-II-1 Certificates (after taking into account the distribution of the Class A-II Principal Distribution Amount and Class M-II-1 Principal Distribution Amount for that Distribution Date) and (2) the principal balance of the Class M-II-2 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Group II Subordination Percentage and (2) the aggregate stated principal balance of the Group II Loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the Group II Loans after giving effect to distributions to be made on that Distribution Date, less the Group II Overcollateralization Floor.

Class M-II-3
Principal Distribution Amount: With respect to any Distribution Date (i) prior to the Group II Stepdown Date or on or after the Group II Stepdown Date if a Group II Trigger Event is in effect for that Distribution Date, the remaining Group II Principal Distribution Amount for that Distribution Date after distribution of the Class A-II Principal Distribution Amount, Class M-II-1 Principal Distribution Amount and Class M-II-2 Principal Distribution Amount or (ii) on or after the Group II Stepdown Date if a Group II Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining Group II Principal Distribution Amount for that Distribution Date after distribution of the Class A-II Principal Distribution Amount, Class M-II-1 Principal Distribution Amount and Class M-II-2 Principal Distribution Amount; and

- the excess, if any, of (A) the sum of (1) the aggregate principal balance of the Class A-II, Class M-II-1 and Class M-II-2 Certificates (after taking into account the distribution of the Class A-II Principal Distribution Amount, Class M-II-1 Principal Distribution Amount and Class M-II-2 Principal Distribution Amount for that Distribution Date) and (2) the principal balance of the Class M-II-3 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Group II Subordination Percentage and (2) the aggregate stated principal balance of the Group II Loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the Group II Loans after giving effect to distributions to be made on that Distribution Date, less the Group II Overcollateralization Floor.

Class M-II-4 Principal Distribution Amount: With respect to any Distribution Date (i) prior to the Group II Stepdown Date or on or after the Group II Stepdown Date if a Group II Trigger Event is in effect for that Distribution Date, the remaining Group II Principal Distribution Amount for that Distribution Date after distribution of the Class A-II Principal Distribution Amount, Class M-II-1 Principal Distribution Amount, Class M-II-2 Principal Distribution Amount and Class M-II-3 Principal Distribution Amount or (ii) on or after the Group II Stepdown Date if a Group II Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining Group II Principal Distribution Amount for that Distribution Date after distribution of the Class A-II Principal Distribution Amount, Class M-II-1 Principal Distribution Amount, Class M-II-2 Principal Distribution Amount and Class M-II-3 Principal Distribution Amount; and
- the excess, if any, of (A) the sum of (1) the aggregate principal balance of the Class A-II, Class M-II-1, Class M-II-2 and Class M-II-3 Certificates (after taking into account the distribution of the Class A-II Principal Distribution Amount, Class M-II-1 Principal Distribution Amount, Class M-II-2 Principal Distribution Amount and Class M-II-3 Principal Distribution Amount for that Distribution Date) and (2) the principal balance of the Class M-II-4 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Group II Subordination Percentage and (2) the aggregate stated principal balance of the Group II Loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the Group II Loans after giving effect to distributions to be made on that Distribution Date, less the Group II Overcollateralization Floor.

Class M-II-5 Principal Distribution Amount: With respect to any Distribution Date (i) prior to the Group II Stepdown Date or on or after the Group II Stepdown Date if a Group II Trigger Event is in effect for that Distribution Date, the remaining Group II Principal Distribution Amount for that Distribution Date after distribution of the Class A-II Principal Distribution Amount, Class M-II-1 Principal Distribution Amount, Class M-II-2 Principal Distribution Amount, Class M-II-3 Principal Distribution Amount and Class M-II-4 Principal Distribution Amount or (ii) on or after the Group II Stepdown Date if a Group II Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining Group II Principal Distribution Amount for that Distribution Date after distribution of the Class A-II Principal Distribution Amount, Class M-II-1 Principal Distribution Amount, Class M-II-2 Principal Distribution Amount, Class M-II-3 Principal Distribution Amount and Class M-II-4 Principal Distribution Amount; and
- the excess, if any, of (A) the sum of (1) the aggregate principal balance of the Class A-II, Class M-II-1, Class M-II-2, Class M-II-3 and Class M-II-4 Certificates (after taking into account the distribution of the Class A-II Principal Distribution Amount, Class M-II-1 Principal Distribution Amount, Class M-II-2 Principal Distribution Amount, Class M-II-3 Principal Distribution Amount and Class M-II-4 Principal Distribution Amount for that Distribution Date) and (2) the principal balance of the Class M-II-5 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Group II Subordination Percentage and (2) the aggregate stated principal balance of the Group II Loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the Group II Loans after giving effect to distributions to be made on that Distribution Date, less the Group II Overcollateralization Floor.

Group II Subordination Percentage: As to any class of Class A-II or Class M-II Certificates, the respective percentage set forth below:

Class	Percentage
A-II	56.20%
M-II-1	70.20%
M-II-2	82.20%
M-II-3	85.70%
M-II-4	88.70%
M-II-5	92.20%

Group II Stepdown Date: The Distribution Date which is the later to occur of (x) the Distribution Date in January 2007 and (y) the first Distribution Date on which the aggregate stated principal balance of the Group II Loans as of the end of the related due period is less than one-half of the aggregate stated principal balance of the Group II Loans as of the Cut-off Date.

Subsequent Recoveries: Subsequent recoveries, net of reimbursable expenses, with respect to mortgage loans that have been previously liquidated and that have resulted in a realized loss.

Loan Group I Net WAC Cap

(Current Index Values; 20 HEP Group 1/25 HEP Group II; Actual/360)

1	8.09%	19	7.02%
2	6.79%	20	6.79%
3	7.26%	21	6.79%
4	6.79%	22	7.02%
5	7.02%	23	6.79%
6	6.79%	24	7.02%
7	7.02%	25	6.79%
8	6.79%	26	6.79%
9	6.79%	27	7.52%
10	7.02%	28	6.79%
11	6.79%	29	7.02%
12	7.02%	30	6.79%
13	6.79%	31	7.02%
14	6.79%	32	6.79%
15	7.52%	33	6.79%
16	6.79%	34	7.02%
17	7.02%	35	6.79%
18	6.79%	36	7.02%

Loan Group II Net WAC Cap

(20 HEP Group 1/25 HEP Group II; Actual/360)

	Net WAC Cap(1)	Net WAC Cap(2)		Net WAC Cap(1)	Net WAC Cap(2)
1	8.35%	8.35%	49	7.75%	12.63%
2	7.00%	7.00%	50	7.75%	12.63%
3	7.49%	7.49%	51	8.28%	13.50%
4	7.00%	7.00%	52	7.75%	12.63%
5	7.24%	7.24%	53	8.01%	13.33%
6	7.00%	7.00%	54	7.75%	12.90%
7	7.24%	7.24%	55	8.01%	13.33%
8	7.00%	7.00%	56	7.75%	12.90%
9	7.00%	7.01%	57	7.75%	12.90%
10	7.24%	7.24%	58	8.01%	13.33%
11	7.00%	7.01%	59	7.75%	12.90%
12	7.24%	7.24%	60	8.01%	13.34%
13	7.00%	7.01%	61	7.75%	12.91%
14	7.00%	7.01%	62	7.72%	13.00%
15	7.75%	7.76%	63	8.54%	14.00%
16	7.00%	7.01%	64	7.72%	13.01%
17	7.24%	7.24%	65	7.96%	13.48%
18	7.01%	7.02%	66	7.71%	13.04%
19	7.24%	7.25%	67	7.96%	13.48%
20	7.01%	7.02%	68	7.71%	13.04%
21	7.01%	7.02%	69	7.71%	13.04%
22	7.24%	7.25%	70	7.96%	13.48%
23	7.45%	8.73%	71	7.71%	13.04%
24	7.70%	9.03%	72	7.96%	13.48%
25	7.45%	8.74%	73	7.71%	13.04%
26	7.45%	8.74%	74	7.71%	13.04%
27	8.25%	9.68%	75	8.53%	14.00%
28	7.45%	8.74%	76	7.71%	13.04%
29	7.70%	9.77%	77	7.96%	13.48%
30	7.45%	9.46%	78	7.71%	13.04%
31	7.70%	9.78%	79	7.97%	13.48%
32	7.45%	9.46%	80	7.71%	13.04%
33	7.45%	9.46%	81	7.71%	13.05%
34	7.70%	9.78%	82	7.97%	13.48%
35	7.75%	11.04%	83	7.71%	13.05%
36	8.01%	11.43%	84	7.97%	13.48%
37	7.75%	11.06%	85	7.71%	13.05%
38	7.75%	11.06%	86	7.71%	13.05%
39	8.58%	12.25%	87	8.53%	14.00%
40	7.75%	11.06%	88	7.71%	13.05%
41	8.01%	12.48%	89	7.97%	13.48%
42	7.75%	12.07%	90	7.71%	13.05%
43	8.01%	12.48%	91	7.97%	13.48%
44	7.75%	12.08%	92	7.71%	13.05%
45	7.75%	12.08%	93	7.71%	13.05%
46	8.01%	12.48%	94	7.97%	13.48%
47	7.75%	12.62%	95	7.71%	13.05%
48	8.01%	13.05%	96	7.97%	13.48%

(1) Assumes Six-Month LIBOR remains constant at 1.22%, 12-Month LIBOR remains constant at 1.44%, and One-Year CMT remains constant at 1.27%

(2) Assumes Six-Month LIBOR, 12-Month LIBOR, and One-Year CMT remains constant at 20.00%

Group I Sensitivity Analysis

To 10% Call

Fixed / Adjustable HEP	**0.00% / 0.00%**	**10.00% / 12.50%**	**15.00% / 18.75%**	**20.00% / 25.00%**	**25.00% / 31.25%**	**30.00% / 37.50%**
Class A-I-1						
Avg. Life (years)	10.06	1.73	1.25	1.00	0.84	0.74
Principal Window	Jan04 - Jun22	Jan04 - Aug07	Jan04 - Jul06	Jan04 - Dec05	Jan04 - Jul05	Jan04 - May05
Months of Principal	222	44	31	24	19	17
Class A-I-2						
Avg. Life (years)	19.55	4.19	2.86	2.20	1.79	1.52
Modified Duration (par)	14.52	3.87	2.70	2.10	1.72	1.46
Principal Window	Jun22 - Jul24	Aug07 - Sep08	Jul06 - Mar07	Dec05 - May06	Jul05 - Dec05	May05 - Aug05
Months of Principal	26	14	9	6	6	4
Class A-I-3						
Avg. Life (years)	22.70	6.06	4.02	3.00	2.39	2.00
Modified Duration (par)	15.32	5.35	3.68	2.80	2.26	1.90
Principal Window	Jul24 - Sep28	Sep08 - Mar12	Mar07 - Jan09	May06 - Sep07	Dec05 - Oct06	Aug05 - May06
Months of Principal	51	43	23	17	11	10
Class A-I-4						
Avg. Life (years)	25.14	9.04	5.46	4.00	3.01	2.47
Modified Duration (par)	15.12	7.35	4.77	3.61	2.77	2.30
Principal Window	Sep28 - Jul29	Mar12 - Oct13	Jan09 - Oct09	Sep07 - Mar08	Oct06 - Apr07	May06 - Jul06
Months of Principal	11	20	10	7	7	3
Class A-I-5						
Avg. Life (years)	26.44	11.62	7.25	5.00	3.85	2.88
Modified Duration (par)	14.50	8.65	5.95	4.33	3.43	2.62
Principal Window	Jul29 - Apr31	Oct13 - Jul17	Oct09 - Mar13	Mar08 - Nov09	Apr07 - Jun08	Jul06 - Jul07
Months of Principal	22	46	42	21	15	13
Class A-I-6						
Avg. Life (years)	28.23	16.66	12.00	8.76	6.49	5.04
Modified Duration (par)	13.36	10.29	8.34	6.62	5.21	4.22
Principal Window	Apr31 - Jun32	Jul17 - Aug21	Mar13 - Nov16	Nov09 - Nov13	Jun08 - Nov11	Jul07 - Jun10
Months of Principal	15	50	45	49	42	36
Class A-I-7						
Avg. Life (years)	14.08	8.14	7.30	6.75	6.32	5.73
Modified Duration (par)	9.65	6.44	5.92	5.57	5.28	4.87
Principal Window	Jan07 - Jun32	Jan07 - Aug21	Jan07 - Nov16	Jan07 - Nov13	Mar07 - Nov11	May07 - Jun10
Months of Principal	306	176	119	83	57	38
Class M-I-1						
Avg. Life (years)	25.81	12.03	8.58	6.55	5.28	4.54
Modified Duration (par)	13.34	8.34	6.51	5.25	4.39	3.88
Principal Window	Jan25 - Jun32	Jan10 - Aug21	Mar08 - Nov16	Mar07 - Nov13	Feb07 - Nov11	Mar07 - Jun10
Months of Principal	90	140	105	81	58	40
Class M-I-2						
Avg. Life (years)	25.81	12.03	8.58	6.55	5.27	4.49
Modified Duration (par)	12.68	8.09	6.36	5.15	4.32	3.79
Principal Window	Jan25 - Jun32	Jan10 - Aug21	Mar08 - Nov16	Mar07 - Nov13	Jan07 - Nov11	Feb07 - Jun10
Months of Principal	90	140	105	81	59	41
Class M-I-3						
Avg. Life (years)	25.81	12.03	8.58	6.55	5.26	4.47
Modified Duration (97)	11.95	7.79	6.16	5.02	4.21	3.69
Principal Window	Jan25 - Jun32	Jan10 - Aug21	Mar08 - Nov16	Mar07 - Nov13	Jan07 - Nov11	Jan07 - Jun10
Months of Principal	90	140	105	81	59	42

Group I Sensitivity Analysis
To Maturity

Fixed / Adjustable HEP	0.00% / 0.00%	10.00% / 12.50%	15.00% / 18.75%	20.00% / 25.00%	25.00% / 31.25%	30.00% / 37.50%
Class A-I-6						
Avg. Life (years)	28.62	19.15	14.31	10.63	7.93	5.92
Modified Duration (par)	13.43	11.01	9.22	7.49	5.98	4.73
Principal Window	Apr31 - Oct33	Jul17 - Jul32	Mar13 – May29	Nov09 - Dec24	Jun08 - Feb21	Jul07 - Apr18
Months of Principal	31	181	195	182	153	130
Class A-I-7						
Avg. Life (years)	14.08	8.15	7.33	6.83	6.54	6.40
Modified Duration (par)	9.65	6.45	5.94	5.61	5.42	5.32
Principal Window	Jan07 - Aug33	Jan07 - Apr32	Jan07 – Mar29	Jan07 - Oct24	Mar07 - Dec20	May07 - Feb18
Months of Principal	320	304	267	214	166	130
Class M-I-1						
Avg. Life (years)	25.94	12.86	9.32	7.14	5.76	4.94
Modified Duration (par)	13.37	8.61	6.82	5.55	4.68	4.13
Principal Window	Jan25 - Jul33	Jan10 - Aug29	Mar08 - Jul24	Mar07 - Feb20	Feb07 - Jan17	Mar07 - Oct14
Months of Principal	103	236	197	156	120	92
Class M-I-2						
Avg. Life (years)	25.93	12.76	9.21	7.05	5.68	4.84
Modified Duration (par)	12.71	8.31	6.61	5.40	4.55	4.00
Principal Window	Jan25 - Jun33	Jan10 - Apr28	Mar08 - Nov22	Mar07 - Oct18	Jan07 - Nov15	Feb07 - Oct13
Months of Principal	102	220	177	140	107	81
Class M-I-3						
Avg. Life (years)	25.90	12.50	8.97	6.85	5.51	4.68
Modified Duration (97)	11.96	7.92	6.30	5.16	4.35	3.82
Principal Window	Jan25 - Mar33	Jan10 - Apr26	Mar08 - Oct20	Mar07 - Jan17	Jan07 - Jun14	Jan07 - Aug12
Months of Principal	99	196	152	119	90	68

Group II Sensitivity Analysis
To 10% Call

Fixed / Adjustable HEP	0.00% / 0.00%	10.00% / 12.50%	15.00% / 18.75%	20.00% / 25.00%	25.00% / 31.25%	30.00% / 37.50%
Class A-II-A						
Avg. Life (years)	18.02	5.02	3.45	2.60	2.01	1.53
Principal Window	Jan04 - Sep32	Jan04 - Jun19	Jan04 - Aug14	Jan04 - Dec11	Jan04 - Mar10	Jan04 - Jan09
Months of Principal	345	186	128	96	75	61
Class A-II-B						
Avg. Life (years)	17.87	5.03	3.47	2.61	2.02	1.54
Principal Window	Jan04 - Sep32	Jan04 - Jun19	Jan04 - Aug14	Jan04 - Dec11	Jan04 - Mar10	Jan04 - Jan09
Months of Principal	345	186	128	96	75	61
Class M-II-1						
Avg. Life (years)	26.47	10.35	7.07	5.35	4.62	4.65
Principal Window	Jul26 - Sep32	Jan09 - Jun19	Jun07 - Aug14	Mar07 - Dec11	Jul07 - Mar10	Dec07 - Jan09
Months of Principal	75	126	87	58	33	14
Class M-II-2						
Avg. Life (years)	26.47	10.35	7.07	5.33	4.45	4.09
Principal Window	Jul26 - Sep32	Jan09 - Jun19	Jun07 - Aug14	Feb07 - Dec11	Apr07 - Mar10	Jun07 - Jan09
Months of Principal	75	126	87	59	36	20
Class M-II-3						
Avg. Life (years)	26.47	10.35	7.07	5.32	4.38	3.92
Principal Window	Jul26 - Sep32	Jan09 - Jun19	Jun07 - Aug14	Jan07 - Dec11	Mar07 - Mar10	Apr07 - Jan09
Months of Principal	75	126	87	60	37	22
Class M-II-4						
Avg. Life (years)	26.47	10.35	7.07	5.31	4.37	3.87
Principal Window	Jul26 - Sep32	Jan09 - Jun19	Jun07 - Aug14	Jan07 - Dec11	Feb07 - Mar10	Mar07 - Jan09
Months of Principal	75	126	87	60	38	23
Class M-II-5						
Avg. Life (years)	26.47	10.35	7.07	5.31	4.35	3.82
Principal Window	Jul26 - Sep32	Jan09 - Jun19	Jun07 - Aug14	Jan07 - Dec11	Feb07 - Mar10	Feb07 - Jan09
Months of Principal	75	126	87	60	38	24

Group II Sensitivity Analysis
To Maturity

Fixed / Adjustable HEP	0.00% / 0.00%	10.00% / 12.50%	15.00% / 18.75%	20.00% / 25.00%	25.00% / 31.25%	30.00% / 37.50%
Class A-II-A						
Avg. Life (years)	18.06	5.34	3.72	2.80	2.17	1.65
Principal Window	Jan04 - Oct33	Jan04 - Jun31	Jan04 - Apr26	Jan04 - Apr21	Jan04 - Aug17	Jan04 - Jan15
Months of Principal	358	330	268	208	164	133
Class A-II-B						
Avg. Life (years)	17.90	5.35	3.74	2.83	2.19	1.68
Principal Window	Jan04 - Oct33	Jan04 - Jul31	Jan04 - Jun26	Jan04 - Jun21	Jan04 - Oct17	Jan04 - Mar15
Months of Principal	358	331	270	210	166	135
Class M-II-1						
Avg. Life (years)	26.58	11.24	7.80	5.91	5.07	5.03
Principal Window	Jul26 - Sep33	Jan09 - Jun29	Jun07 - Jul23	Mar07 - Dec18	Jul07 - Oct15	Dec07 - Jul13
Months of Principal	87	246	194	142	100	68
Class M-II-2						
Avg. Life (years)	26.57	11.18	7.74	5.84	4.85	4.42
Principal Window	Jul26 - Aug33	Jan09 - Mar28	Jun07 - Feb22	Feb07 - Sep17	Apr07 - Oct14	Jun07 - Sep12
Months of Principal	86	231	177	128	91	64
Class M-II-3						
Avg. Life (years)	26.57	11.09	7.66	5.77	4.74	4.21
Principal Window	Jul26 - Jul33	Jan09 - Feb26	Jun07 - Jan20	Jan07 - Jan16	Mar07 - Jun13	Apr07 - Sep11
Months of Principal	85	206	152	109	76	54
Class M-II-4						
Avg. Life (years)	26.56	11.02	7.60	5.71	4.68	4.12
Principal Window	Jul26 - Jun33	Jan09 - Feb25	Jun07 - Feb19	Jan07 - May15	Feb07 - Dec12	Mar07 - Mar11
Months of Principal	84	194	141	101	71	49
Class M-II-5						
Avg. Life (years)	26.55	10.88	7.48	5.62	4.59	4.02
Principal Window	Jul26 - May33	Jan09 - Dec23	Jun07 - Feb18	Jan07 - Aug14	Feb07 - Apr12	Feb07 - Sep10
Months of Principal	83	180	129	92	63	44

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

RAMP Series 2003-RS11 – Collateral Characteristics (Group I Loans)

Summary Report

Shelf	Alternet Exceptions (Subprime) RASC	Expanded Criteria Exceptions (Alt-A) RALI	Home Solution Exceptions (1st Lien High LTV) RAMP-RZ	Jumbo A Exceptions RFMSI	Seasoned Loans	Total
Percent of Total	29.66%	62.10%	5.04%	3.13%	0.07%	**100.00%**
Principal Balance ($)	$224,132,294	$469,297,562	$38,075,421	$23,642,568	$550,276	**$755,698,121**
Number of Loans	1,605	2,568	280	58	10	**4,521**
Average Balance ($)	$139,646	$182,748	$135,984	$407,630	$55,028	**$167,153**
WA Mortgage Rate	7.70%	7.26%	7.59%	6.11%	7.59%	**7.37%**
WA Age (mos)	3	1	2	2	140	**2**
WA Remaining Term to Maturity (mos)	348	347	352	343	112	**347**
WA Credit Score	673	681	715	690	695	**681**
WA Original LTV *	94.80%	86.15%	97.98%	76.20%	75.74%	**89.00%**
Original LTV>80% w/MI	0.03%	98.36%	0.00%	49.28%	0.00%	**53.34%**
Purchase	42.60%	70.95%	74.27%	37.20%	59.13%	**61.64%**
Equity Refinance	47.88%	23.10%	22.67%	22.73%	13.11%	**30.41%**
Rate/Term Refinance	9.53%	5.95%	3.06%	40.07%	27.76%	**7.95%**
Prepayment Penalty	86.34%	57.08%	61.91%	0.00%	0.00%	**64.18%**
Serviced by HomeComings	100.00%	97.68%	100.00%	36.36%	7.44%	**96.50%**
Current	94.44%	99.88%	100.00%	100.00%	97.45%	**98.28%**
30 to 59 Days Delinquent	5.52%	0.03%	0.00%	0.00%	2.55%	**1.66%**
60 to 89 Days Delinquent	0.04%	0.09%	0.00%	0.00%	0.00%	**0.07%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Credit Score Distribution of the Group I Loans

Range of Credit Scores	Number of Loans	Principal Balance	Average Principal Balance	Weighted Average Original LTV	% of Principal Balance
500 to 519	6	$722,983	$120,497	79.32 %	0.10 %
520 to 539	3	351,000	117,000	85.00	0.05
540 to 559	11	952,896	86,627	85.06	0.13
560 to 579	30	3,684,803	122,827	91.22	0.49
580 to 599	60	9,787,564	163,126	83.04	1.30
600 to 619	134	21,928,441	163,645	82.73	2.90
620 to 639	666	108,184,192	162,439	89.02	14.32
640 to 659	763	125,713,829	164,763	88.23	16.64
660 to 679	772	134,269,807	173,925	87.97	17.77
680 to 699	585	104,609,505	178,820	89.26	13.84
700 to 719	509	83,687,869	164,416	90.00	11.07
720 to 739	405	63,116,115	155,842	91.55	8.35
740 to 759	312	54,217,204	173,773	91.14	7.17
760 or greater	259	43,964,498	169,747	90.22	5.82
Subtotal with Credit Scores	4,515	$755,190,708	$167,263	89.01	99.93
Not Available	6	507,413	84,569	64.14	0.07
Total	**4,521**	**$755,698,121**	**$167,153**	**89.00 %**	**100.00 %**

Original Mortgage Loan Principal Balances of the Group I Loans

Original Mortgage Amount ($)	Number of Loans	Principal Balance	Average Principal Balance	Weighted Average Original LTV	Weighted Average FICO Score	% of Principal Balance
0 to 100,000	1,375	$101,910,132	$74,116	90.78 %	677	13.49 %
100,001 to 200,000	1,954	277,531,237	142,032	91.36	681	36.73
200,001 to 300,000	678	165,996,392	244,832	90.16	680	21.97
300,001 to 400,000	314	106,640,231	339,619	87.52	684	14.11
400,001 to 500,000	125	56,049,485	448,396	83.65	687	7.42
500,001 to 600,000	39	21,322,047	546,719	81.03	679	2.82
600,001 to 700,000	23	14,517,098	631,178	74.51	685	1.92
700,001 to 800,000	5	3,679,435	735,887	74.32	687	0.49
800,001 to 900,000	2	1,680,373	840,186	77.48	635	0.22
900,001 to 1,000,000	5	4,874,282	974,856	72.11	637	0.65
1,400,001 to 1,500,000	1	1,497,410	1,497,410	63.00	643	0.20
Total:	**4,521**	**$755,698,121**	**$167,153**	**89.00 %**	**681**	**100.00 %**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Mortgage Rates of the Group I Loans

Original Mortgage Rate (%)	Number of Loans	Principal Balance	Average Principal Balance	Weighted Average Original LTV	Weighted Average FICO Score	% of Principal Balance
4.500 to 4.999	1	$96,398	$96,398	93.00 %	617	0.01 %
5.000 to 5.499	19	4,467,708	235,143	73.42	699	0.59
5.500 to 5.999	111	24,595,189	221,578	78.42	701	3.25
6.000 to 6.499	312	67,730,501	217,085	81.18	701	8.96
6.500 to 6.999	877	161,013,476	183,596	86.59	694	21.31
7.000 to 7.499	916	152,243,667	166,205	89.74	687	20.15
7.500 to 7.999	1,166	193,259,966	165,746	91.70	674	25.57
8.000 to 8.499	527	82,334,822	156,233	91.66	664	10.90
8.500 to 8.999	324	41,666,141	128,599	94.31	658	5.51
9.000 to 9.499	127	14,805,954	116,582	94.56	640	1.96
9.500 to 9.999	99	9,852,587	99,521	95.36	623	1.30
10.000 to 10.499	21	1,816,931	86,521	96.08	613	0.24
10.500 to 10.999	15	1,422,110	94,807	95.25	607	0.19
11.000 to 11.499	5	342,798	68,560	98.09	615	0.05
12.000 to 12.499	1	49,875	49,875	95.00	569	0.01
Total	**4,521**	**$755,698,121**	**$167,153**	**89.00 %**	**681**	**100.00 %**

Net Mortgage Rates of the Group I Loans

Net Mortgage Rate (%)	Number of Loans	Principal Balance	Average Principal Balance	Weighted Average Original LTV	Weighted Average FICO Score	% of Principal Balance
4.000 to 4.499	1	$96,398	$96,398	93.00 %	617	0.01 %
4.500 to 4.999	13	2,846,764	218,982	75.17	712	0.38
5.000 to 5.499	80	16,237,982	202,975	76.80	697	2.15
5.500 to 5.999	254	58,012,816	228,397	79.72	701	7.68
6.000 to 6.499	684	134,356,184	196,427	85.41	692	17.78
6.500 to 6.999	990	165,743,407	167,418	89.46	690	21.93
7.000 to 7.499	1,174	189,851,863	161,714	91.54	679	25.12
7.500 to 7.999	669	106,860,834	159,732	91.97	665	14.14
8.000 to 8.499	350	48,430,617	138,373	92.88	660	6.41
8.500 to 8.999	171	20,170,356	117,955	94.19	646	2.67
9.000 to 9.499	93	9,477,052	101,904	95.32	624	1.25
9.500 to 9.999	23	1,998,065	86,872	96.88	621	0.26
10.000 to 10.499	13	1,223,110	94,085	95.81	604	0.16
10.500 to 10.999	5	342,798	68,560	98.09	615	0.05
11.000 to 11.499	1	49,875	49,875	95.00	569	0.01
Total	**4,521**	**$755,698,121**	**$167,153**	**89.00 %**	**681**	**100.00 %**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Original Loan-to-Value Ratios of the Group I Loans

Original Loan-to-Value Ratio (%)	Number of Loans	Principal Balance	Average Principal Balance	Weighted Average FICO Score	% of Principal Balance
0.01 to 50.00	46	$6,043,255	$131,375	664	0.80 %
50.01 to 55.00	28	5,321,769	190,063	679	0.70
55.01 to 60.00	38	7,440,209	195,795	666	0.98
60.01 to 65.00	58	12,585,276	216,988	656	1.67
65.01 to 70.00	109	22,944,892	210,504	667	3.04
70.01 to 75.00	149	32,875,160	220,639	667	4.35
75.01 to 80.00	657	129,699,532	197,412	687	17.16
80.01 to 85.00	183	27,142,796	148,321	667	3.59
85.01 to 90.00	675	121,644,426	180,214	676	16.10
90.01 to 95.00	1,218	206,256,901	169,341	676	27.29
95.01 to 100.00	1,294	175,235,066	135,421	692	23.19
100.01 to 105.00	63	8,015,503	127,230	721	1.06
105.01 to 110.00	3	493,337	164,446	705	0.07
Total:	**4,521**	**$755,698,121**	**$167,153**	**681**	**100.00 %**

Geographical Distribution of Mortgaged Properties of the Group I Loans

State	Number of Loans	Principal Balance	Average Principal Balance	Weighted Average Original LTV	Weighted Average FICO Score	% of Principal Balance
Florida	756	$107,657,315	$142,404	87.23 %	679	14.25 %
New York	283	77,921,762	275,342	87.19	678	10.31
California	267	70,978,409	265,837	82.95	690	9.39
New Jersey	193	47,905,422	248,215	88.07	676	6.34
Illinois	230	40,129,565	174,476	88.83	686	5.31
Virginia	160	29,461,229	184,133	89.95	680	3.90
Massachusetts	98	27,502,004	280,633	86.32	684	3.64
Texas	211	27,240,689	129,103	89.30	680	3.60
Georgia	155	24,452,046	157,755	91.05	674	3.24
Arizona	145	23,447,590	161,708	88.58	676	3.10
Other (1)	2,023	279,002,092	137,915	91.89	681	36.92
Total	**4,521**	**$755,698,121**	**$167,153**	**89.00 %**	**681**	**100.00 %**

(1) Other includes states and the District of Columbia with less than 3.00% concentrations individually.

Mortgage Loan Purpose of the Group I Loans

Loan Purpose	Number of Loans	Principal Balance	Average Principal Balance	Weighted Average Original LTV	Weighted Average FICO Score	% of Principal Balance
Purchase	2,760	$465,847,664	$168,785	91.66 %	688	61.64 %
Equity Refinance	1,416	229,790,278	162,281	84.88	668	30.41
Rate/Term Refinance	345	60,060,180	174,087	84.10	678	7.95
Total	**4,521**	**$755,698,121**	**$167,153**	**89.00 %**	**681**	**100.00 %**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Occupancy Type of the Group I Loans

Occupancy Type	Number of Loans	Principal Balance	Average Principal Balance	Weighted Average Original LTV	Weighted Average FICO Score	% of Principal Balance
Primary Residence	3,800	$663,227,229	$174,533	89.67 %	678	87.76 %
Non Owner-occupied	650	79,352,155	122,080	84.81	699	10.50
Second/Vacation	71	13,118,738	184,771	80.52	690	1.74
Total	**4,521**	**$755,698,121**	**$167,153**	**89.00 %**	**681**	**100.00 %**

Mortgaged Property Types of the Group I Loans

Property Type	Number of Loans	Principal Balance	Average Principal Balance	Weighted Average Original LTV	Weighted Average FICO Score	% of Principal Balance
Single-family detached	3,157	$488,412,388	$154,708	89.55 %	679	64.63 %
Two- to four-family units	486	115,082,904	236,796	86.95	685	15.23
Planned Unit Developments (detached)	540	104,691,688	193,873	88.55	681	13.85
Condo Low-Rise (less than 5 stories)	258	36,238,399	140,459	88.18	690	4.80
Planned Unit Developments (attached)	56	7,872,259	140,576	95.30	686	1.04
Condo High-Rise (9 stories or more)	7	1,338,149	191,164	84.00	671	0.18
Townhouse	8	932,660	116,583	92.71	653	0.12
Manufactured Home	6	665,130	110,855	77.49	666	0.09
Condo Mid-Rise (5 to 8 stories)	2	404,795	202,398	95.71	679	0.05
Co-op	1	59,747	59,747	80.00	667	0.01
Total	**4,521**	**$755,698,121**	**$167,153**	**89.00 %**	**681**	**100.00 %**

Mortgage Loan Documentation Types of the Group I Loans

Documentation Type	Number of Loans	Principal Balance	Average Principal Balance	Weighted Average Original LTV	Weighted Average FICO Score	% of Principal Balance
Reduced Documentation	2,601	$477,439,566	$183,560	86.52 %	678	63.18 %
Full Documentation	1,920	278,258,555	144,926	93.24	685	36.82
Total	**4,521**	**$755,698,121**	**$167,153**	**89.00 %**	**681**	**100.00 %**

Prepayment Penalty Terms of the Group I Loans

Prepayment Penalty Term	Number of Loans	Principal Balance	Average Principal Balance	Weighted Average Original LTV	Weighted Average FICO Score	% of Principal Balance
None	1,525	$270,719,230	$177,521	86.99 %	687	35.82 %
12 Months	439	93,578,823	213,164	88.88	676	12.38
24 Months	206	36,241,887	175,931	89.03	675	4.80
36 Months	1,647	242,767,373	147,400	93.56	678	32.12
48 Months	1	66,417	66,417	95.00	680	0.01
60 Months	698	111,369,539	159,555	83.94	678	14.74
Other (1)	5	954,852	190,970	97.29	684	0.13
Total	**4,521**	**$755,698,121**	**$167,153**	**89.00 %**	**681**	**100.00 %**

(1) Not 0, 12, 24, 36, 48 or 60 months and not more than 60 months.

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

RAMP Series 2003-RS11 – Collateral Characteristics Group II-A Loans

Summary Report

Shelf	Alternet Exceptions (Subprime) RASC	Expanded Criteria Exceptions (Alt-A) RALI	Home Solution Exceptions (1st Lien High LTV) RAMP-RZ	Jumbo A Exceptions RFMSI	Total
Percent of Total:	90.57%	1.87%	7.00%	0.55%	**100.00%**
Principal Balance ($)	$577,923,688	$11,952,359	$44,675,591	$3,537,959	**$638,089,597**
Number of Loans	4,058	71	232	17	**4,378**
Average Balance ($)	$142,416	$168,343	$192,567	$208,115	**$145,749**
WA Mortgage Rate	7.85%	6.53%	7.08%	5.06%	7.75%
WA Age (mos)	2	1	1	1	2
WA Remaining Term to Maturity (mos)	358	359	359	359	358
WA Margin	7.60%	4.11%	4.96%	2.31%	**7.32%**
WA Lifetime Cap	14.07%	12.36%	13.92%	10.63%	**14.01%**
WA Next Rate Adj (mos)	26	39	23	48	**26**
WA Rate Reset Frequency (mos)	6	8	6	12	**6**
WA Credit Score	629	701	700	706	**636**
WA Original LTV	94.94%	89.51%	98.19%	78.54%	**94.98%**
Original LTV > 80% w/ M	0.08%	61.39%	0.00%	100.00%	**1.04%**
Purchase	57.09%	71.64%	90.00%	32.78%	**59.53%**
Equity Refinance	37.96%	25.42%	7.86%	20.04%	**35.52%**
Rate/Term Refinance	4.94%	2.94%	2.14%	47.18%	**4.94%**
Prepayment Penalty	80.12%	65.18%	79.07%	0.00%	**79.32%**
Serviced by HomeComings	100.00%	100.00%	100.00%	95.38%	**99.97%**
Current	99.73%	100.00%	100.00%	100.00%	**99.76%**
30 to 59 Days Delinquent	0.27%	0.00%	0.00%	0.00%	**0.24%**
60 to 89 Days Delinquent	0.00%	0.00%	0.00%	0.00%	**0.00%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Credit Score Distribution of the Group II-A Loans

Range of Credit Scores	Number of Loans	Principal Balance	Average Principal Balance	Weighted Average Original LTV	% of Principal Balance
500 to 519	113	$13,664,811	$120,928	85.35 %	2.14 %
520 to 539	95	12,376,280	130,277	84.52	1.94
540 to 559	103	13,055,800	126,755	88.36	2.05
560 to 579	338	44,383,143	131,311	93.44	6.96
580 to 599	490	61,689,407	125,897	96.60	9.67
600 to 619	745	102,325,580	137,350	95.56	16.04
620 to 639	715	102,945,305	143,979	95.80	16.13
640 to 659	570	87,243,528	153,059	95.53	13.67
660 to 679	438	72,616,259	165,791	95.40	11.38
680 to 699	314	49,870,609	158,824	95.61	7.82
700 to 719	188	30,580,271	162,661	96.41	4.79
720 to 739	125	21,022,093	168,177	95.52	3.29
740 to 759	76	13,714,108	180,449	96.18	2.15
760 or greater	66	12,260,892	185,771	93.98	1.92
Subtotal with Credit Scores	4,376	637,748,085	145,738	94.98	99.95
Not Available	2	341,512	170,756	97.74	0.05
Total:	**4,378**	**$638,089,597**	**$145,749**	**94.98 %**	**100.00 %**

Original Mortgage Loan Principal Balances of the Group II-A Loans

Original Mortgage Amount ($)	Number of Loans	Principal Balance	Average Principal Balance	Weighted Average Original LTV	Weighted Average FICO Score	% of Principal Balance
0 to 100,000	1,217	$94,441,845	$77,602	94.93 %	619	14.80 %
100,001 to 200,000	2,337	334,609,566	143,179	95.31	632	52.44
200,001 to 300,000	716	174,457,491	243,656	94.73	648	27.34
300,001 to 400,000	106	33,679,852	317,734	93.03	666	5.28
400,001 to 500,000	2	900,844	450,422	94.51	651	0.14
Total:	**4,378**	**$638,089,597**	**$145,749**	**94.98 %**	**636**	**100.00 %**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Mortgage Rates of the Group II-A Loans

Original Mortgage Rate (%)	Number of Loans	Principal Balance	Average Principal Balance	Weighted Average Original LTV	Weighted Average FICO Score	% of Principal Balance
3.500 to 3.999	1	$163,349	$163,349	65.00 %	694	0.03 %
4.500 to 4.999	9	1,714,386	190,487	82.29	703	0.27
5.000 to 5.499	32	6,322,343	197,573	87.67	712	0.99
5.500 to 5.999	78	15,678,638	201,008	92.07	696	2.46
6.000 to 6.499	129	23,951,324	185,669	94.28	686	3.75
6.500 to 6.999	523	90,469,315	172,981	95.04	666	14.18
7.000 to 7.499	677	109,583,330	161,866	95.48	653	17.17
7.500 to 7.999	1,125	162,346,617	144,308	95.24	635	25.44
8.000 to 8.499	652	87,792,073	134,650	95.29	616	13.76
8.500 to 8.999	622	77,908,485	125,255	95.13	606	12.21
9.000 to 9.499	281	34,350,011	122,242	95.26	594	5.38
9.500 to 9.999	185	20,572,017	111,200	94.90	588	3.22
10.000 to 10.499	51	5,717,206	112,102	93.97	571	0.90
10.500 to 10.999	12	1,223,766	101,981	94.44	600	0.19
11.000 to 11.499	1	296,738	296,738	65.00	532	0.05
Total:	**4,378**	**$638,089,597**	**$145,749**	**94.98 %**	**636**	**100.00 %**

Net Mortgage Rates of the Group II-A Loans

Net Mortgage Rate (%)	Number of Loans	Principal Balance	Average Principal Balance	Weighted Average Original LTV	Weighted Average FICO Score	% of Principal Balance
3.500 to 3.999	1	$163,349	$163,349	65.00 %	694	0.03 %
4.000 to 4.499	3	630,781	210,260	77.40	721	0.10
4.500 to 4.999	27	5,236,892	193,959	84.80	711	0.82
5.000 to 5.499	80	15,795,348	197,442	92.45	696	2.48
5.500 to 5.999	167	31,664,199	189,606	94.69	679	4.96
6.000 to 6.499	506	86,901,729	171,743	94.74	664	13.62
6.500 to 6.999	790	126,363,039	159,953	95.41	651	19.80
7.000 to 7.499	1,066	152,576,136	143,130	95.26	633	23.91
7.500 to 7.999	686	91,967,195	134,063	95.34	615	14.41
8.000 to 8.499	575	70,953,228	123,397	95.21	607	11.12
8.500 to 8.999	261	31,850,256	122,032	95.28	593	4.99
9.000 to 9.499	165	18,390,239	111,456	94.74	586	2.88
9.500 to 9.999	43	4,719,490	109,756	94.36	582	0.74
10.000 to 10.499	7	580,979	82,997	92.72	573	0.09
10.500 to 10.999	1	296,738	296,738	65.00	532	0.05
Total:	**4,378**	**$638,089,597**	**$145,749**	**94.98 %**	**636**	**100.00 %**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Original Loan-to-Value Ratios of the Group II-A Loans

Original Loan-to-Value Ratio (%)	Number of Loans	Principal Balance	Average Principal Balance	Weighted Average FICO Score	% of Principal Balance
0.01 to 50.00	4	$294,024	$73,506	705	0.05 %
50.01 to 55.00	2	404,386	202,193	673	0.06
55.01 to 60.00	3	394,968	131,656	619	0.06
60.01 to 65.00	8	1,314,510	164,314	609	0.21
65.01 to 70.00	12	2,383,650	198,637	632	0.37
70.01 to 75.00	21	3,677,138	175,102	605	0.58
75.01 to 80.00	107	16,975,264	158,647	662	2.66
80.01 to 85.00	262	33,366,468	127,353	562	5.23
85.01 to 90.00	705	109,179,377	154,864	635	17.11
90.01 to 95.00	1,299	182,113,858	140,195	625	28.54
95.01 to 100.00	1,951	287,521,055	147,371	651	45.06
100.01 to 105.00	3	394,172	131,391	614	0.06
105.01 to 110.00	1	70,729	70,729	708	0.01
Total:	**4,378**	**$638,089,597**	**$145,749**	**636**	**100.00 %**

Geographical Distribution of Mortgaged Properties of the Group II-A Loans

State	Number of Loans	Principal Balance	Average Principal Balance	Weighted Average Original LTV	Weighted Average FICO Score	% of Principal Balance
California	417	$91,152,573	$218,591	94.44 %	663	14.29 %
Florida	402	54,783,120	136,276	93.79	631	8.59
Illinois	260	38,967,734	149,876	94.27	645	6.11
Georgia	225	31,760,202	141,156	95.23	630	4.98
Texas	241	30,186,942	125,257	96.20	625	4.73
Ohio	243	28,760,161	118,355	95.78	621	4.51
Michigan	206	26,801,388	130,104	94.87	629	4.20
Arizona	174	26,104,076	150,023	97.14	638	4.09
Colorado	122	21,513,520	176,340	94.82	644	3.37
Virginia	134	20,988,043	156,627	95.84	629	3.29
Other	1,954	267,071,838	136,680	95.00	631	41.85
Total:	**4,378**	**$638,089,597**	**$145,749**	**94.98 %**	**636**	**100.00 %**

(1) Other includes states and the District of Columbia with less than 3.00% concentrations individually.

Mortgage Loan Purpose of the Group II-A Loans

Loan Purpose	Number of Loans	Principal Balance	Average Principal Balance	Weighted Average Original LTV	Weighted Average FICO Score	% of Principal Balance
Purchase	2,622	$379,882,902	$144,883	96.67 %	646	59.53 %
Equity Refinance	1,542	226,666,458	146,995	92.44	621	35.52
Rate/Term Refinance	214	31,540,237	147,384	92.92	629	4.94
Total:	**4,378**	**$638,089,597**	**$145,749**	**94.98 %**	**636**	**100.00 %**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Occupancy Type of the Group II-A Loans

Occupancy Type	Number of Loans	Principal Balance	Average Principal Balance	Weighted Average Original LTV	Weighted Average FICO Score	% of Principal Balance
Primary Residence	4,195	$615,997,791	$146,841	95.26 %	635	96.54 %
Non Owner-occupied	172	20,318,823	118,133	86.61	672	3.18
Second/Vacation	11	1,772,983	161,180	91.65	662	0.28
Total:	**4,378**	**$638,089,597**	**$145,749**	**94.98 %**	**636**	**100.00 %**

Mortgaged Property Types of the Group II-A Loans

Property Type	Number of Loans	Principal Balance	Average Principal Balance	Weighted Average Original LTV	Weighted Average FICO Score	% of Principal Balance
Single-family detached	3,506	$494,844,578	$141,142	95.07 %	634	77.55 %
Planned Unit Developments (detached)	355	62,053,872	174,800	95.43	634	9.72
Condo Low-Rise (less than 5 stories)	232	33,380,599	143,882	95.33	661	5.23
Two- to four-family units	140	25,955,145	185,394	91.66	656	4.07
Planned Unit Developments (attached)	98	15,460,232	157,757	95.46	646	2.42
Townhouse	37	4,950,881	133,808	95.09	627	0.78
Manufactured Home	5	640,073	128,015	86.03	594	0.10
Condo High-Rise (9 stories or more)	3	503,353	167,784	100.00	650	0.08
Condo Mid-Rise (5 to 8 stories)	2	300,863	150,432	88.56	641	0.05
Total:	**4,378**	**$638,089,597**	**$145,749**	**94.98 %**	**636**	**100.00 %**

Mortgage Loan Documentation Types of the Group II-A Loans

Documentation Type	Number of Loans	Principal Balance	Average Principal Balance	Weighted Average Original LTV	Weighted Average FICO Score	% of Principal Balance
Full Documentation	2,908	$398,166,048	$136,921	96.43 %	621	62.40 %
Reduced Documentation	1,470	239,923,549	163,213	92.56	661	37.60
Total:	**4,378**	**$638,089,597**	**$145,749**	**94.98 %**	**636**	**100.00 %**

Prepayment Penalty Terms of the Group II-A Loans

Prepayment Penalty Term	Number of Loans	Principal Balance	Average Principal Balance	Weighted Average Original LTV	Weighted Average FICO Score	% of Principal Balance
None	912	$131,942,963	$144,674	93.64 %	633	20.68 %
12 Months	138	25,685,862	186,129	93.59	643	4.03
24 Months	1,972	293,119,407	148,641	95.00	637	45.94
36 Months	1,342	184,739,074	137,660	96.09	637	28.95
Other	14	2,602,290	185,878	95.29	619	0.41
Total:	**4,378**	**$638,089,597**	**$145,749**	**94.98 %**	**636**	**100.00 %**

(1) Not 0, 12, 24 or36 months and not more than 36 months

Index Types of the Group II-A Mortgage Loans

Index Type	Number of Loans	Principal Balance	Average Principal Balance	Weighted Average Original LTV	Weighted Average FICO Score	% of Principal Balance
Libor - 1 Year	27	$5,590,760	$207,065	82.14 %	699	0.88 %
Libor - 6 Month	4,346	631,798,382	145,375	95.11	636	99.01
Treasury - 1 Year	5	700,455	140,091	81.60	684	0.11
Total:	**4,378**	**$638,089,597**	**$145,749**	**94.98 %**	**636**	**100.00 %**

Maximum Mortgage Rates (%) of the Group II-A Loans

Maximum Mortgage Rate (%)	Number of Loans	Principal Balance	Average Principal Balance	Weighted Average Original LTV	Weighted Average FICO Score	% of Principal Balance
9.000 to 9.999	3	$480,078	$160,026	78.87	715	0.08
10.000 to 10.999	17	3,393,084	199,593	82.66	702	0.53
11.000 to 11.999	73	13,955,732	191,174	89.13	701	2.19
12.000 to 12.999	464	77,787,489	167,645	94.14	664	12.19
13.000 to 13.999	1,517	227,766,827	150,143	95.17	641	35.70
14.000 to 14.999	1,585	227,193,958	143,340	95.55	629	35.61
15.000 to 15.999	608	74,333,249	122,259	95.40	607	11.65
16.000 to 16.999	104	12,184,976	117,163	94.76	589	1.91
17.000 to 17.999	7	994,204	142,029	87.83	624	0.16
Total:	**4,378**	**$638,089,597**	**$145,749**	**94.98 %**	**636**	**100.00 %**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Next Interest Rate Adjustment Date of the Group II-A Loans

Next Interest Rate Adjustment Date	Number of Loans	Principal Balance	Average Principal Balance	Weighted Average Original LTV	Weighted Average FICO Score	% of Principal Balance
May 2004	2	$297,570	$148,785	87.56 %	625	0.05 %
December 2004	1	322,700	322,700	79.00	674	0.05
January 2005	1	163,349	163,349	65.00	694	0.03
February 2005	1	301,734	301,734	85.00	612	0.05
May 2005	4	666,700	166,675	89.10	641	0.10
June 2005	12	2,026,421	168,868	86.42	600	0.32
July 2005	96	13,476,612	140,381	87.89	558	2.11
August 2005	145	19,692,705	135,812	90.46	572	3.09
September 2005	228	32,813,162	143,917	91.84	601	5.14
October 2005	736	111,611,672	151,646	95.63	646	17.49
November 2005	1,583	233,577,400	147,554	95.91	644	36.61
December 2005	155	22,267,152	143,659	93.85	629	3.49
May 2006	3	485,771	161,924	100.00	642	0.08
June 2006	3	419,227	139,742	96.36	571	0.07
July 2006	7	968,183	138,312	98.13	615	0.15
August 2006	12	2,105,384	175,449	94.65	618	0.33
September 2006	146	19,044,672	130,443	96.64	638	2.98
October 2006	590	84,341,138	142,951	96.57	643	13.22
November 2006	537	75,287,216	140,200	94.79	635	11.80
December 2006	87	12,546,258	144,210	91.61	616	1.97
August 2008	1	246,000	246,000	80.00	731	0.04
October 2008	5	981,577	196,315	90.67	728	0.15
November 2008	14	2,736,101	195,436	85.67	694	0.43
December 2008	5	1,133,655	226,731	81.17	717	0.18
November 2010	4	577,236	144,309	81.55	747	0.09
Total:	**4,378**	**$638,089,597**	**$145,749**	**94.98 %**	**636**	**100.00 %**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Note Margin (%) of the Group II-A Loans

Note Margin (%)	Number of Loans	Principal Balance	Average Principal Balance	Weighted Average Original LTV	Weighted Average FICO Score	% of Principal Balance
1.000 to 1.499	1	$112,322	$112,322	95.00 %	621	0.02 %
2.000 to 2.499	15	3,128,610	208,574	79.13	704	0.49
2.500 to 2.999	41	7,107,829	173,362	86.97	707	1.11
3.000 to 3.499	5	1,210,179	242,036	90.47	684	0.19
3.500 to 3.999	17	3,428,908	201,700	89.50	672	0.54
4.000 to 4.499	5	1,028,240	205,648	86.67	664	0.16
4.500 to 4.999	7	1,473,213	210,459	86.06	642	0.23
5.000 to 5.499	238	45,066,004	189,353	97.67	698	7.06
5.500 to 5.999	397	73,165,357	184,296	96.06	670	11.47
6.000 to 6.499	198	30,665,335	154,875	93.57	634	4.81
6.500 to 6.999	519	82,376,117	158,721	95.15	647	12.91
7.000 to 7.499	428	61,715,590	144,195	94.24	628	9.67
7.500 to 7.999	638	87,304,124	136,840	93.71	628	13.68
8.000 to 8.499	713	95,257,470	133,601	94.93	623	14.93
8.500 to 8.999	586	76,781,132	131,026	95.52	610	12.03
9.000 to 9.499	329	40,601,815	123,410	96.18	601	6.36
9.500 to 9.999	177	20,727,369	117,104	97.08	597	3.25
10.000 to 10.499	48	4,983,767	103,828	97.40	603	0.78
10.500 to 10.999	14	1,863,846	133,132	93.04	588	0.29
11.000 to 11.499	2	92,373	46,187	95.18	571	0.01
Total:	**4,378**	**$638,089,597**	**$145,749**	**94.98 %**	**636**	**100.00 %**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

RAMP Series 2003-RS11 – Collateral Characteristics Group II-B Loans

Summary Report

Shelf	Alternet Exceptions (Subprime) RASC	Expanded Criteria Exceptions (Alt-A) RALI	Home Solution Exceptions (1st Lien High LTV) RAMP-RZ	Jumbo A Exceptions RFMSI	Total
Percent of Total:	86.34%	6.80%	3.67%	3.19%	**100.00%**
Principal Balance ($)	$219,516,091	$17,287,466	$9,319,329	$8,109,209	**$254,232,095**
Number of Loans	1,236	97	38	18	**1,389**
Average Balance ($)	$177,602	$178,221	$245,246	$450,512	**$183,032**
WA Mortgage Rate	8.00%	6.15%	7.11%	5.17%	**7.75%**
WA Age (mos)	2	1	1	1	**2**
WA Remaining Term to Maturity (mos)	358	359	359	359	**358**
WA Margin	7.68%	3.26%	3.99%	2.31%	**7.07%**
WA Lifetime Cap	14.25%	12.08%	13.36%	10.74%	**13.96%**
WA Next Rate Adj (mos)	26	52	23	55	**29**
WA Rate Reset Frequency (mos)	6	7	6	12	**6**
WA Credit Score	628	702	676	702	**637**
WA Original LTV	95.88%	83.92%	95.51%	75.49%	**94.40%**
Original LTV > 80% w/ M	0.00%	83.32%	0.00%	100.00%	**3.18%**
Purchase	60.53%	60.34%	68.55%	51.64%	**60.53%**
Equity Refinance	36.64%	25.55%	26.41%	6.81%	**34.56%**
Rate/Term Refinance	2.83%	14.11%	5.04%	41.55%	**4.91%**
Prepayment Penalty	82.65%	93.50%	77.19%	0.00%	**80.55%**
Serviced by HomeComings	100.00%	100.00%	100.00%	100.00%	**100.00%**
Current	99.81%	100.00%	100.00%	100.00%	**99.84%**
30 to 59 Days Delinquent	0.19%	0.00%	0.00%	0.00%	**0.16%**
60 to 89 Days Delinquent	0.00%	0.00%	0.00%	0.00%	**0.00%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Credit Score Distribution of the Group II-B Loans

Range of Credit Scores	Number of Loans	Principal Balance	Average Principal Balance	Weighted Average Original LTV	% of Principal Balance
500 to 519	1	$433,856	$433,856	85.00 %	0.17 %
520 to 539	5	2,229,859	445,972	85.06	0.88
540 to 559	7	2,003,604	286,229	89.51	0.79
560 to 579	121	17,987,406	148,656	93.95	7.08
580 to 599	221	33,645,018	152,240	97.52	13.23
600 to 619	313	49,100,347	156,870	95.45	19.31
620 to 639	249	41,488,783	166,622	95.16	16.32
640 to 659	160	36,091,589	225,572	94.50	14.20
660 to 679	106	21,935,740	206,941	94.74	8.63
680 to 699	78	17,771,931	227,845	94.20	6.99
700 to 719	52	12,198,096	234,579	90.69	4.80
720 to 739	32	7,885,900	246,434	87.68	3.10
740 to 759	21	4,049,350	192,826	91.46	1.59
760 or greater	23	7,410,615	322,201	88.61	2.91
Total:	**1,389**	**$254,232,095**	**$183,032**	**94.40 %**	**100.00 %**

Original Mortgage Loan Principal Balances of the Group II-B Loans

Original Mortgage Amount ($)	Number of Loans	Principal Balance	Average Principal Balance	Weighted Average Original LTV	Weighted Average FICO Score	% of Principal Balance
0 to 100,000	380	$29,373,628	$77,299	96.74 %	621	11.55 %
100,001 to 200,000	615	85,886,279	139,652	97.41	626	33.78
200,001 to 300,000	116	27,740,670	239,144	97.03	640	10.91
300,001 to 400,000	170	60,298,322	354,696	92.87	649	23.72
400,001 to 500,000	88	39,285,439	446,425	90.41	650	15.45
500,001 to 600,000	13	7,230,523	556,194	80.98	632	2.84
600,001 to 700,000	7	4,417,234	631,033	81.99	680	1.74
Total:	**1,389**	**$254,232,095**	**$183,032**	**94.40 %**	**637**	**100.00 %**

Mortgage Rates of the Group II-B Loans

Original Mortgage Rate (%)	Number of Loans	Principal Balance	Average Principal Balance	Weighted Average Original LTV	Weighted Average FICO Score	% of Principal Balance
4.000 to 4.499	2	$751,715	$375,858	75.48 %	761	0.30 %
4.500 to 4.999	10	3,386,727	338,673	78.52	707	1.33
5.000 to 5.499	14	4,788,980	342,070	80.70	704	1.88
5.500 to 5.999	47	13,384,546	284,778	83.58	685	5.26
6.000 to 6.499	62	17,819,075	287,404	88.41	672	7.01
6.500 to 6.999	94	33,035,803	351,445	92.12	664	12.99
7.000 to 7.499	40	15,287,668	382,192	93.28	632	6.01
7.500 to 7.999	258	48,539,222	188,137	97.45	637	19.09
8.000 to 8.499	281	39,492,678	140,543	97.41	627	15.53
8.500 to 8.999	353	48,999,207	138,808	97.02	613	19.27
9.000 to 9.499	110	14,326,595	130,242	97.04	606	5.64
9.500 to 9.999	89	10,270,295	115,397	97.15	598	4.04
10.000 to 10.499	17	2,385,220	140,307	98.29	595	0.94
10.500 to 10.999	12	1,764,362	147,030	98.03	592	0.69
Total:	**1,389**	**$254,232,095**	**$183,032**	**94.40 %**	**637**	**100.00 %**

Net Mortgage Rates of the Group II-B Loans

Net Mortgage Rate (%)	Number of Loans	Principal Balance	Average Principal Balance	Weighted Average Original LTV	Weighted Average FICO Score	% of Principal Balance
3.500 to 3.999	2	$751,715	$375,858	75.48 %	761	0.30 %
4.000 to 4.499	5	2,047,926	409,585	82.29	717	0.81
4.500 to 4.999	15	5,482,077	365,472	81.55	693	2.16
5.000 to 5.499	39	11,983,522	307,270	82.99	680	4.71
5.500 to 5.999	85	24,835,955	292,188	89.09	682	9.77
6.000 to 6.499	82	27,520,843	335,620	91.48	657	10.83
6.500 to 6.999	54	19,157,084	354,761	93.50	636	7.54
7.000 to 7.499	263	47,985,355	182,454	97.71	636	18.87
7.500 to 7.999	304	42,702,776	140,470	97.31	624	16.80
8.000 to 8.499	335	45,714,142	136,460	96.94	613	17.98
8.500 to 8.999	101	13,087,294	129,577	97.25	606	5.15
9.000 to 9.499	81	9,765,704	120,564	97.04	594	3.84
9.500 to 9.999	16	1,938,638	121,165	98.91	610	0.76
10.000 to 10.499	7	1,259,063	179,866	97.81	584	0.50
Total:	**1,389**	**$254,232,095**	**$183,032**	**94.40 %**	**637**	**100.00 %**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Original Loan-to-Value Ratios of the Group II-B Loans

Original Loan-to-Value Ratio (%)	Number of Loans	Principal Balance	Average Principal Balance	Weighted Average FICO Score	% of Principal Balance
0.01 to 50.00	2	$598,387	$299,193	726	0.24 %
55.01 to 60.00	3	1,070,069	356,690	725	0.42
60.01 to 65.00	8	1,744,063	218,008	686	0.69
65.01 to 70.00	5	1,612,692	322,538	633	0.63
70.01 to 75.00	13	4,488,401	345,262	665	1.77
75.01 to 80.00	57	16,869,779	295,961	682	6.64
80.01 to 85.00	23	8,673,825	377,123	592	3.41
85.01 to 90.00	63	22,530,982	357,635	641	8.86
90.01 to 95.00	462	78,764,617	170,486	625	30.98
95.01 to 100.00	753	117,879,280	156,546	639	46.37
Total:	**1,389**	**$254,232,095**	**$183,032**	**637**	**100.00 %**

Geographical Distribution of Mortgaged Properties of the Group II-B Loans

State	Number of Loans	Principal Balance	Average Principal Balance	Weighted Average Original LTV	Weighted Average FICO Score	% of Principal Balance
California	152	$51,799,061	$340,783	93.51 %	657	20.37 %
Florida	160	25,479,847	159,249	89.16	655	10.02
Georgia	74	12,267,282	165,774	96.27	623	4.83
Illinois	68	12,059,057	177,339	95.62	656	4.74
Texas	96	11,625,236	121,096	96.53	619	4.57
Michigan	63	9,178,679	145,693	97.76	628	3.61
Maryland	29	8,391,856	289,374	91.50	640	3.30
Virginia	44	8,251,261	187,529	93.58	632	3.25
New Jersey	27	8,092,420	299,719	91.87	624	3.18
Other (1)	676	107,087,395	158,413	95.68	627	42.12
Total:	**1,389**	**$254,232,095**	**$183,032**	**94.40 %**	**637**	**100.00 %**

(1) Other includes states and the District of Columbia with less than 3.00% concentrations individually.

Mortgage Loan Purpose of the Group II-B Loans

Loan Purpose	Number of Loans	Principal Balance	Average Principal Balance	Weighted Average Original LTV	Weighted Average FICO Score	% of Principal Balance
Purchase	950	$153,882,910	$161,982	96.24 %	642	60.53 %
Equity Refinance	386	87,863,861	227,627	92.40	626	34.56
Rate/Term Refinance	53	12,485,324	235,572	85.77	662	4.91
Total:	**1,389**	**$254,232,095**	**$183,032**	**94.40 %**	**637**	**100.00 %**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Occupancy Type of the Group II-B Loans

Occupancy Type	Number of Loans	Principal Balance	Average Principal Balance	Weighted Average Original LTV	Weighted Average FICO Score	% of Principal Balance
Primary Residence	1,353	$249,508,859	$184,412	94.64 %	636	98.14 %
Non Owner-occupied	28	3,479,973	124,285	81.00	701	1.37
Second/Vacation	8	1,243,262	155,408	83.28	706	0.49
Total:	**1,389**	**$254,232,095**	**$183,032**	**94.40 %**	**637**	**100.00 %**

Mortgaged Property Types of the Group II-B Loans

Property Type	Number of Loans	Principal Balance	Average Principal Balance	Weighted Average Original LTV	Weighted Average FICO Score	% of Principal Balance
Single-family detached	1,122	$196,979,737	$175,561	94.83 %	636	77.48 %
Planned Unit Developments (detached)	172	41,290,610	240,062	92.47	638	16.24
Condo Low-Rise (less than 5 stories)	48	8,375,032	174,480	94.46	654	3.29
Two- to four-family units	21	3,218,091	153,242	90.79	661	1.27
Planned Unit Developments (attached)	17	2,807,911	165,171	97.08	641	1.10
Townhouse	7	899,834	128,548	98.89	631	0.35
Condo Mid-Rise (5 to 8 stories)	1	435,200	435,200	80.00	700	0.17
Condo High-Rise (9 stories or more)	1	225,680	225,680	100.00	736	0.09
Total:	**1,389**	**$254,232,095**	**$183,032**	**94.40 %**	**637**	**100.00 %**

Mortgage Loan Documentation Types of the Group II-B Loans

Documentation Type	Number of Loans	Principal Balance	Average Principal Balance	Weighted Average Original LTV	Weighted Average FICO Score	% of Principal Balance
Full Documentation	1,011	$177,650,653	$175,718	96.30 %	628	69.88 %
Reduced Documentation	378	76,581,442	202,596	90.00	659	30.12
Total:	**1,389**	**$254,232,095**	**$183,032**	**94.40 %**	**637**	**100.00 %**

Prepayment Penalty Terms of the Group II-B Loans

Prepayment Penalty Term	Number of Loans	Principal Balance	Average Principal Balance	Weighted Average Original LTV	Weighted Average FICO Score	% of Principal Balance
None	264	$49,447,581	$187,301	91.59 %	643	19.45 %
12 Months	63	18,587,897	295,046	91.66	643	7.31
24 Months	595	110,874,074	186,343	95.93	632	43.61
36 Months	377	61,260,692	162,495	96.81	629	24.10
60 Months	83	12,158,771	146,491	84.13	703	4.78
Other (1)	7	1,903,080	271,869	92.96	586	0.75
Total:	**1,389**	**$254,232,095**	**$183,032**	**94.40 %**	**637**	**100.00 %**

(2) Not 0, 12, 24,36, or 60 months and not more than 60 months

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Index Types of the Group II-B Mortgage Loans

Index Type	Number of Loans	Principal Balance	Average Principal Balance	Weighted Average Original LTV	Weighted Average FICO Score	% of Principal Balance
Libor - 1 Year	18	$8,385,483	$465,860	75.63 %	702	3.30 %
Libor - 6 Month	1,368	244,566,471	178,777	95.13	635	96.20
Treasury - 1 Year	3	1,280,141	426,714	77.35	719	0.50
Total:	**1,389**	**$254,232,095**	**$183,032**	**94.40 %**	**637**	**100.00 %**

Maximum Mortgage Rates (%) of the Group II-B Loans

Maximum Mortgage Rate (%)	Number of Loans	Principal Balance	Average Principal Balance	Weighted Average Original LTV	Weighted Average FICO Score	% of Principal Balance
9.000 to 9.999	2	$707,778	$353,889	71.23	711	0.28 %
10.000 to 10.999	16	6,277,075	392,317	78.09	720	2.47
11.000 to 11.999	51	13,959,753	273,721	82.85	694	5.49
12.000 to 12.999	117	35,569,690	304,014	89.04	658	13.99
13.000 to 13.999	258	62,671,744	242,914	95.57	641	24.65
14.000 to 14.999	606	90,311,899	149,030	97.15	623	35.52
15.000 to 15.999	286	37,263,920	130,293	97.70	615	14.66
16.000 to 16.999	48	6,954,273	144,881	97.93	607	2.74
17.000 to 17.999	5	515,963	103,193	97.94	621	0.20
Total:	**1,389**	**$254,232,095**	**$183,032**	**94.40 %**	**637**	**100.00 %**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Next Interest Rate Adjustment Date of the Group II-B Loans

Next Interest Rate Adjustment Date	Number of Loans	Principal Balance	Average Principal Balance	Weighted Average Original LTV	Weighted Average FICO Score	% of Principal Balance
May 2004	1	$398,593	$398,593	95.00 %	793	0.16 %
December 2004	1	321,226	321,226	80.00	747	0.13
July 2005	16	5,661,814	353,863	90.25	596	2.23
August 2005	19	5,684,483	299,183	88.99	605	2.24
September 2005	53	9,436,322	178,044	95.98	626	3.71
October 2005	236	40,773,616	172,770	96.49	638	16.04
November 2005	517	91,678,975	177,329	96.37	633	36.06
December 2005	51	9,236,249	181,103	93.26	611	3.63
March 2006	1	49,734	49,734	100.00	625	0.02
July 2006	2	954,634	477,317	87.56	557	0.38
August 2006	3	383,739	127,913	96.46	583	0.15
September 2006	32	5,571,325	174,104	96.16	631	2.19
October 2006	180	33,168,287	184,268	96.89	640	13.05
November 2006	174	30,035,340	172,617	93.64	635	11.81
December 2006	20	3,519,998	176,000	87.61	617	1.38
October 2008	9	2,248,947	249,883	83.31	706	0.88
November 2008	56	9,835,216	175,629	81.67	699	3.87
December 2008	6	2,322,000	387,000	74.16	712	0.91
June 2010	1	487,981	487,981	80.00	770	0.19
August 2010	1	121,736	121,736	100.00	701	0.05
October 2010	2	685,411	342,705	67.41	704	0.27
November 2010	7	1,067,469	152,496	86.27	737	0.42
December 2010	1	589,000	589,000	59.00	705	0.23
Total:	**1,389**	**$254,232,095**	**$183,032**	**94.40 %**	**637**	**100.00 %**



THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Note Margin (%) of the Group II-B Loans

Note Margin (%)	Number of Loans	Principal Balance	Average Principal Balance	Weighted Average Original LTV	Weighted Average FICO Score	% of Principal Balance
2.000 to 2.499	16	$7,206,575	$450,411	74.92 %	700	2.83 %
2.500 to 2.999	89	15,750,579	176,973	83.26	704	6.20
3.000 to 3.499	2	717,555	358,777	74.79	679	0.28
3.500 to 3.999	17	6,673,115	392,536	91.20	683	2.62
4.000 to 4.499	3	1,277,155	425,718	90.82	687	0.50
4.500 to 4.999	1	394,525	394,525	90.00	695	0.16
5.000 to 5.499	33	8,144,873	246,814	92.79	665	3.20
5.500 to 5.999	102	30,613,035	300,128	96.27	665	12.04
6.000 to 6.499	31	10,359,056	334,163	92.79	646	4.07
6.500 to 6.999	77	22,483,828	291,998	93.47	634	8.84
7.000 to 7.499	81	18,886,561	233,167	93.86	625	7.43
7.500 to 7.999	164	29,211,074	178,116	95.81	628	11.49
8.000 to 8.499	236	33,294,881	141,080	97.24	624	13.10
8.500 to 8.999	231	30,110,477	130,348	97.28	615	11.84
9.000 to 9.499	178	22,902,232	128,664	97.94	609	9.01
9.500 to 9.999	97	12,324,395	127,056	97.87	590	4.85
10.000 to 10.499	28	3,480,034	124,287	98.20	590	1.37
10.500 to 10.999	3	402,146	134,049	98.09	600	0.16
Total:	**1,389**	**$254,232,095**	**$183,032**	**94.40 %**	**637**	**100.00 %**

North American ABS and Conduits

		Phone
NY:	Chris Schiavone	212-834-5372
	Marty Friedman	212-834-5727
	Philip Li	212-834-5033
	Tom Roh	212-834-5936
	Raj Kothari	212-834-5413
	Brian Mendell	212-834-5029
	Phillip Chun	212-834-5435
	Darya Zhuk	212-834-5308
	Kevin Lynn	212-834-5412

Syndicate/Sales Desk

		Phone
NY:	Brian McDonald	212-834-4154
	Randall Outlaw	212-834-4154
	Stacey Mitchell	212-834-4154
	David Stern	212-834-4154

Asset-Backed Trading

		Phone
NY:	Peter Basso	212-834-3720
	John Lennon	212-834-3720

Please Direct
All Questions and Orders to the:
Syndicate Desk

Brian McDonald (x4-4154)
Randall Outlaw (x4-4154)
Stacey Mitchell (x4-4154)
David Stern (x4-4154)

RAMP Series 2003-RS11 Trust

Mortgage Asset-Backed Pass-Through Certificates, Series 2003-RS11

$[1,765,000,000] (Approximate)

Subject to Revision

December 17, 2003 – **REVISED** Computational Materials
(revised from materials dated December 12, 2003)

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES, AND OTHER INFORMATION

The information herein has been provided solely by Residential Funding Securities Corporation ("RFSC") based on information with respect to the mortgage loans provided by Residential Funding Corporation ("RFC") and its affiliates. RFSC is a wholly owned subsidiary of RFC. Neither RFC nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein.

The information herein is preliminary and supersedes any prior information and will be superseded by the prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commissions (SEC). All assumptions and information in this report reflect RFSC's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices.

Further, RFSC does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. RFSC (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments.

In addition, RFSC may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein shall be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and, if required prospectus supplement.

Finally, RFSC has not addressed the legal, accounting and tax implications of the analysis with respect to you, and RFSC strongly urges you to seek advice from your counsel, accountant and tax advisor.

New Issue Computational Materials

$[1,765,000,000] (Approximate)

RAMP Series 2003-RS11 Trust
Issuer

Residential Asset Mortgage Products, Inc.
Depositor

Residential Funding Corporation
Master Servicer

Mortgage Asset-Backed Pass-Through Certificates, Series 2003-RS11

December 17, 2003 (revised from materials dated December 12, 2003)

Expected Timing:	Pricing Date:	On or about December [17], 2003
	Settlement Date:	On or about December [30], 2003
	First Payment Date:	January 26, 2004
Structure:	Group I (Fixed):	$[815.0] million senior/subordinate structure
	Group II (ARMs):	$[950.0] million senior/subordinate structure
	Rating Agencies:	Moody's and Standard & Poor's

GMAC RFC Securities

RAMP Series 2003-RS11 Trust Structural Summary

[December 12, 2003]

$[1,765,000,000] (Approximate - Subject to Revision)

Characteristics of the Certificates (1), (2), (3)

Class	Amount ($)	Ratings (S&P /Moody's)	Bond Type	Pmt. Delay (days)	Interest Accrual Basis	WAL (yrs.) to Call /to Mat.	Pmt. Window (mos.) to Call / # of mos.	Exp. Mat to Call	Final Scheduled Maturity
A-I-1	$292,300,000	AAA / Aaa	Sr Fltr (4)	0	Actual/360	1.00 / 1.00	1-24 / 24	12/05 / 12/05	April 2023
A-I-2	$57,400,000	AAA / Aaa	Sr Fxd (5)	24	30/360	2.20 / 2.20	24-29 / 6	05/06 / 05/06	April 2025
A-I-3	$111,800,000	AAA / Aaa	Sr Fxd (5)	24	30/360	3.00 / 3.00	29-45 / 17	09/07 / 09/07	September 2028
A-I-4	$27,100,000	AAA / Aaa	Sr Fxd (7)	24	30/360	4.00 / 4.00	45-51 / 7	03/08 / 03/08	July 2029
A-I-5	$62,200,000	AAA / Aaa	Sr Fxd (7)	24	30/360	5.00 / 5.00	51-71 / 21	11/09 / 11/09	April 2031
A-I-6	$109,300,000	AAA / Aaa	Sr Fxd (6,7,8)	24	30/360	8.76 / 10.63	71-119 / 49	11/13 / 12/24	December 2033
A-I-7	$73,400,000	AAA / Aaa	Sr Fxd – NAS (7)	24	30/360	6.75 / 6.83	37-119 / 83	11/13 / 10/24	December 2033
M-I-1	$32,600,000	AA / Aa2	Mez Fxd (6)(7)	24	30/360	6.55 / 7.14	39-119 / 81	11/13 / 02/20	December 2033
M-I-2	$26,487,000	A / A2	Mez Fxd (6)(7)	24	30/360	6.55 / 7.05	39-119 / 81	11/13 / 10/18	December 2033
M-I-3	$22,413,000	BBB / Baa2	Mez Fxd (6)(7)	24	30/360	6.55 / 6.85	39-119 / 81	11/13 / 01/17	December 2033
Total Group I	**$815,000,000**								
A-II-A	$557,000,000	AAA / Aaa	Sr Fltr (6,9)	0	Actual/360	2.60 / 2.80	1-96 / 96	12/11 / 04/21	December 2033
A-II-B	$222,000,000	AAA / Aaa	Sr Fltr (6,9)	0	Actual/360	2.61 / 2.83	1-96 / 96	12/11 / 06/21	December 2033
M-II-1	$66,500,000	AA / Aa2	Mez Fltr (6,9)	0	Actual/360	5.35 / 5.91	39-96 / 58	12/11 / 12/18	December 2033
M-II-2	$57,000,000	A / A2	Mez Fltr (6,9)	0	Actual/360	5.33 / 5.84	38-96 / 59	12/11 / 09/17	December 2033
M-II-3	$16,625,000	A- / A3	Mez Fltr (6,9)	0	Actual/360	5.32 / 5.77	37-96 / 60	12/11 / 01/16	December 2033
M-II-4	$14,250,000	BBB+ / Baa1	Mez Fltr (6,9)	0	Actual/360	5.31 / 5.71	37-96 / 60	12/11 / 05/15	December 2033
M-II-5	$16,625,000	BBB / Baa2	Mez Fltr (6,9)	0	Actual/360	5.31 / 5.62	37-96 / 60	12/11 / 08/14	December 2033
Total Group II	**$950,000,000**								
Grand Total	**$1,765,000,000**								

Notes:

(1) Class sizes subject to a 10% variance.

(2) Pricing Speed Assumption:
Group I Loans: 20% HEP (2.0% CPR in month 1, building to 20% CPR by month 10, and remaining constant at 20% CPR thereafter)
Group II Loans: 25% HEP (2.5% CPR in month 1, building to 25% CPR by month 10, and remaining constant at 25% CPR thereafter)

(3) Each Certificate is illustrated as priced to both (i) the 10% optional call of the related Loan Group and (ii) to the maturity of the related Loan Group.

(4) The lesser of (i) one-month LIBOR plus the related margin and (ii) the Group I Net WAC Cap Rate.

(5) The pass-through rate on the Class A-I-2 and Class A-I-3 Certificates will be equal to the related fixed rate per annum.

(6) If the 10% optional call for the Group I Loans is not exercised, the coupon on the Class A-I-6 and the Class M-I-1 through M-I-3 Certificates will increase by 0.50% per annum beginning on the second Distribution Date after the first possible related optional call date. Likewise, if the 10% optional call for the Group II Loans is not exercised, the margin on the Class A-II-A and Class A-II-B Certificates will double, and the margin on the Class M-II-1 through Class M-II-5 Certificates will each increase by a 1.5x multiple, in each case beginning on the second Distribution Date after the first possible related optional call date.

(7) The pass-through rates on the Class A-I-4, Class A-I-5, Class A-I-6, Class A-I-7, Class M-I-1, Class M-I-2 and Class M-I-3 Certificates will be equal to the related fixed rate per annum, subject to the Group I Net WAC Cap Rate.

(8) If so indicated in the prospectus supplement for the Certificates, a certificate guarantee insurance policy may be obtained to guaranty certain payments of principal and interest on the Class A-I-6 Certificates or a portion thereof. The Group I Net WAC Cap Rate described herein would be reduced by the premium payable on the policy. The issuer of the policy would be entitled to reimbursement for draws on the policy from any excess interest remaining after payment of realized losses pursuant to clause (3) under "Priority of Payments" herein.

(9) The least of (i) one-month LIBOR plus the related margin, (ii) the Group II Net WAC Cap Rate and (iii) 14.00% per annum.


JPMorgan

Issuer: RAMP Series 2003-RS11 Trust.

Certificates: The Class A-I-1 through Class A-I-7 Certificates (collectively, the "Class A-I Certificates") and the Class M-I-1 through Class M-I-3 Certificates (collectively, the "Class M-I Certificates"), are generally backed by first lien, fixed-rate mortgage loans (the "Group I Loans").

The Class A-II-A Certificates are backed by first lien, adjustable-rate mortgage loans with original principal balances that will conform to Freddie Mac limitations (the "Group II-A Loans").

The Class A-II-B Certificates (together with the Class A-II-A Certificates, the "Class A-II Certificates") are backed by first lien, adjustable-rate mortgage loans with original principal balances that may or may not conform to Freddie Mac limitations (the "Group II-B Loans").

The Class M-II-1 through Class M-II-5 Certificates (collectively, the "Class M-II Certificates"), are backed by the Group II-A Loans and the Group II-B Loans (collectively, the "Group II Loans").

The Class A-I Certificates and Class A-II Certificates are referred to together as the "Class A Certificates." The Class M-I Certificates and Class M-II Certificates are referred to together as the "Class M Certificates."

Lead Managers: J.P. Morgan Securities Inc. and Residential Funding Securities Corporation.

Co-Managers: Bear, Stearns & Co. Inc. and Citigroup Global Markets Inc.

Depositor: Residential Asset Mortgage Products, Inc. ("RAMP").

Trustee: JPMorgan Chase Bank.

Master Servicer: Residential Funding Corporation (the "Seller", "Master Servicer" or "Residential Funding"), an indirect wholly-owned subsidiary of GMAC Mortgage Group, Inc.

Subservicer: Primary servicing will be provided by HomeComings Financial Network, Inc. ("HomeComings") with respect to approximately 96.50% of the Group I Loans and approximately 99.98% of the Group II Loans. HomeComings is a wholly-owned subsidiary of Residential Funding Corporation.

Cut-off Date: December [1], 2003.

Settlement Date: On or about December [30], 2003.

Distribution Dates: 25th of each month (or the next business day if such day is not a business day)

Minimum Denominations: For the Class A, Class M-I-1 and Class M-II-1 Certificates: $25,000 and integral multiples of $1 in excess thereof; For the Class M-I-2, Class M-I-3, Class M-II-2, Class M-II-3, Class M-II-4 and Class M-II-5 Certificates: $250,000 and integral multiples of $1 in excess thereof.

ERISA Considerations: It is expected that, as of the closing date, the Class A Certificates will be eligible for purchase by benefit plans or other plans or arrangements that are subject to ERISA or section 4975 of the Internal Revenue Code, subject to certain conditions. The Class M Certificates are not expected to be eligible for purchase by such plans as of the closing date. Investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of such a plan's acquisition and ownership of the offered Certificates.

Legal Investment: The Certificates will not constitute "mortgage-related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984.

Tax Status: One or more REMIC elections.

Collateral Description: Two loan groups: Group I (fixed) and Group II (adjustable).

- Group I Loans will generally consist of first lien, fixed-rate mortgage loans with an aggregate principal balance of approximately $[815,000,000] as of the Cut-off Date.
- Group II-A Loans will consist of first lien, adjustable-rate mortgage loans with original principal balances that will conform to Freddie Mac guidelines with an aggregate principal balance of approximately $[679,334,732] as of the Cut-off Date.
- Group II-B Loans will consist of first lien, adjustable-rate mortgage loans with original principal balances that may or may not conform to Freddie Mac guidelines with an aggregate principal balance of approximately $[270,665,268] as of the Cut-off Date.

Prepayment Assumption: Group I – 20% HEP (2.0% CPR in month 1, building to 20% CPR by month 10, and remaining constant at 20% CPR thereafter).

Group II – 25% HEP (2.5% CPR in month 1, building to 25% CPR by month 10, and remaining constant at 25% CPR thereafter).

Optional Calls: If the aggregate principal balance of either the Group I Loans or Group II Loans falls below 10% of the original principal balance of the respective group ("Optional Call Date"), the Master Servicer may terminate the trust with respect to that loan group. The optional calls are independent of each other.

Asset Program:

The Negotiated Conduit

The mortgage loans included in the trust were acquired and evaluated under Residential Funding's "Negotiated Conduit Asset Program" or NCA program. The NCA program includes mortgage loans that do not meet the guidelines for Residential Funding's standard securitization programs.

Residential Funding's standard programs are identified as follows:

- Jumbo A program, under which Residential Funding purchases "A quality," non-conforming mortgage loans, which are then securitized under the RFMSI shelf. An example of an NCA program loan includes, but is not limited to, a mortgage loan made to a borrower with a higher total debt-to-income ratio than that allowed by Residential Funding's "Jumbo A" program.

- Expanded Criteria program, under which Residential Funding purchases mortgage loans to "A quality" borrowers whose collateral characteristics differ from conforming and jumbo guidelines, which are then securitized under the RALI shelf. An example of an NCA program loan includes, but is not limited to, a mortgage loan where the combination of loan-to-value ratio, credit score and documentation type do not meet Residential Funding's "Expanded Criteria" program guidelines.

- Home Solution program, under which Residential Funding purchases first lien "A-quality" mortgage loans with LTVs up to 107%, which are then securitized under the RAMP-RZ shelf. An example of an NCA program loan includes, but is not limited to, a loan made to a borrower who does not meet reserve requirements of the program or total debt-to-income exceeds underwriting guidelines of Residential Funding's "Home Solution" program.

- AlterNet program, under which Residential Funding purchases mortgage loans with characteristics that do not meet traditional "A quality" credit requirements, which are then securitized under the RASC shelf. An example of an NCA program loan includes, but is not limited to, a mortgage loan with a higher loan-to-value ratio than the credit grade within Residential Funding's "Alternet" program guidelines allows.

In addition, the NCA program includes mortgage loans, identified as "Seasoned Loans," that were included in mortgage pools previously securitized by affiliates of Residential Funding. These mortgage loans may not conform to Residential Funding's current underwriting criteria or documentation requirements.

Credit Enhancement:

A. Subordination.

Except as described below, with respect to each loan group, if the related Class M Certificates remain outstanding, losses on the related mortgage loans which are not covered by excess cash flow or overcollateralization will be allocated to the class of related Class M Certificates with the lowest payment priority, and the other related classes of certificates will not bear any portion of such losses, except as described in the prospectus supplement. If none of the related Class M Certificates are outstanding, all such losses will be allocated to the related Class A Certificates as described in the prospectus supplement.

Group I Loans		**Group II Loans**	
Class	Initial Subordination[1]	Class	Initial Subordination[1]
Class A-I	12.90%	Class A-II	21.90%
Class M-I-1	8.90%	Class M-II-1	14.90%
Class M-I-2	5.65%	Class M-II-2	8.90%
Class M-I-3	2.90%	Class M-II-3	7.15%
		Class M-II-4	5.65%
		Class M-II-5	3.90%

[1] Includes the target overcollateralization requirement as described herein.

B. Overcollateralization ("OC").

	Group I	**Group II**
Initial (%Orig.)	0.00%	0.00%
OC Target (% Orig.)	2.90%	3.90%
Stepdown OC Target (% Current)[1]	5.80%	7.80%
OC Floor (% Orig.)	0.50%	0.50%
OC Holiday	None	None

[1] Subject to certain trigger events as specified herein.

C. Cross-collateralization.

The trust provides for cross-collateralization through the application of excess cash flow generated by one loan group to cover losses and to fund the required level of OC in the non-related loan group to the extent not covered by the excess cash flow for the non-related loan group.

D. Excess Spread.

- Group I: Initially equal to approximately 348 bps per annum.
- Group II: Initially equal to approximately 555 bps per annum.

Priority of Payments:

Payments to the holders of the Certificates will be made from the available amount from each loan group generally as follows:

(1) Distribution of accrued and unpaid interest to the related certificates;

(2) Distribution of principal to the related certificates, in the priority described herein;

(3) Distribution of principal to the related certificates, and subsequently, to the non-related certificates, from the excess interest on the related mortgage loans, to cover realized losses;

(4) Distribution of additional principal to the related certificates, and subsequently, to the non-related certificates, from the excess interest on the related mortgage loans, until the required level of overcollateralization is reached;

(5) Payment to the related certificates and subsequently to the non-related certificates, in respect of prepayment interest shortfalls;

(6) To the extent provided in the prospectus supplement, payment to the Group II Certificates in respect of any Group II Basis Risk Shortfall Carry-Forward Amount and payment to certain Group I Certificates in respect of any Group I Net WAC Cap Shortfall Carry-Forward Amount due to the application of the cap on the related pass-through rate, in the priority described herein;

(7) Payment to the related certificates and subsequently, to the non-related certificates, in respect of current relief act shortfalls;

(8) To pay to the holders of the related Class A Certificates, pro rata, and the related Class M Certificates, in order of priority, the principal portion of any realized losses previously allocated thereto that remain unreimbursed;

(9) To pay to the holders of the non-related Class A Certificates, pro rata, and the non-related Class M Certificates, in order of priority, the principal portion of any realized losses previously allocated thereto that remain unreimbursed; and

(10) Distribution of any remaining funds to the non-offered certificates.

Interest Accrual Period:

Class A-I-2 through Class A-I-7 Certificates and Class M-I Certificates: the calendar month preceding the current Distribution Date on a 30/360 basis.

Class A-I-1, Class A-II and Class M-II Certificates: from and including the preceding Distribution Date (for the first accrual period, the closing date) up to but excluding the current Distribution Date, on an actual/360 basis.

Pass-Through Rates:

Group I Pass-Through Rates:

- On each Distribution Date, the Class A-I-1 Pass-Through Rate will be a per annum rate equal to the lesser of (i) One-Month LIBOR plus [ ]% (the "Class A-I-1 Margin") and (ii) the Group I Net WAC Cap Rate.
- On each Distribution Date, for the Class A-I-2 and Class A-I-3 Certificates, interest

Group II Pass-Through Rates:

- The Class A-II-A Pass-Through Rate will be a per annum rate equal to the least of (x) for any Distribution Date which occurs prior to the second Distribution Date after the first possible related Optional Call Date, One-Month LIBOR plus [ ]% (the "Class A-II-A Margin"), and beginning on the second Distribution Date after the first related Option Call Date, One-Month LIBOR plus 2 times the Class A-II-A Margin, (y) the Group II Net WAC Cap Rate, and (z) 14.00%.
- The Class A-II-B Pass-Through Rate will be a per annum rate equal to the least of (x) for any Distribution Date which occurs prior to the second Distribution Date after the first possible related Optional Call Date, One-Month LIBOR plus [ ]% (the "Class A-II-B Margin"), and beginning on the second Distribution Date after the first related Option Call Date, One-Month LIBOR plus 2 times the Class A-II-B Margin, (y) the Group II Net WAC Cap Rate, and (z) 14.00%.
- The Class M-II Pass-Through Rate will be a per annum rate equal to the least of (x) for any Distribution Date which occurs prior to the second Distribution Date after the first possible related Optional Call Date, One-Month LIBOR plus the related Class M-II Margin, and beginning on the second Distribution Date after the first related Option Call Date, One-Month LIBOR plus 1.5 times the related Class M-II Margin, (y) the Group II Net WAC Cap Rate, and (z) 14.00%.

Group I Net WAC Cap Rate: For any Distribution Date, a per annum rate equal to the weighted average of the Net Mortgage Rates of the Group I Loans using the Net Mortgage Rates in effect for the scheduled payments due on such mortgage loans during the related due period, and, in the case of the Class A-I-1 Certificates, multiplied by a fraction equal to 30 divided by the actual number of days in the related Interest Accrual Period.

For any Distribution Date on which the Pass-Through Rate on the Group I Certificates is limited to the Group I Net WAC Cap Rate, the resulting shortfall will carry forward with interest thereon (the "Group I Net WAC Cap Shortfall Carry-Forward Amount").

Group II Net WAC Cap Rate: For any Distribution Date, a per annum rate equal to the weighted average of the Net Mortgage Rates of the Group II Loans using the Net Mortgage Rates in effect for the scheduled payments due on such mortgage loans during the related due period, multiplied by a fraction equal to 30 divided by the actual number of days in the related Interest Accrual Period.

For any Distribution Date on which the Pass-Through Rate on the Group II Certificates is limited to the Group II Net WAC Cap Rate, the resulting shortfall will carry forward with interest thereon, subject to a maximum of [14.00]% (the "Group II Basis Risk Shortfall Carry-Forward Amount").

Weighted Average Monthly Fees: Master servicing fee and sub-servicing fee of approximately:

[0.355]% for Group I
[0.515]% for Group II

Eligible Master Servicing Compensation: For either loan group and any Distribution Date, an amount equal to the lesser of (a) one-twelfth of 0.125% of the stated principal balance of the mortgage loans in that loan group immediately preceding that Distribution Date, and (b) the sum of the Master Servicing Fee payable to the Master Servicer in respect of its master servicing activities and reinvestment income received by the Master Servicer on amounts payable with respect to that Distribution Date with respect to the mortgage loans in that loan group. Excess Cash Flow may also be available to cover prepayment interest shortfalls, subject to the priority of distribution for Excess Cash Flow.

Advances: The Master Servicer will advance delinquent principal and interest to the extent the advance is recoverable from future collections on the loan.

Overcollateralization Amount: With respect to any Distribution Date and either loan group, the excess, if any, of the aggregate stated principal balance of the mortgage loans in the related loan group before giving effect to distributions of principal to be made on that Distribution Date, over the aggregate principal balance of the related Class A Certificates and related Class M Certificates, as of such date, before taking into account distributions of principal to be made on that Distribution Date.

Group I Required Overcollateralization Amount: With respect to any Distribution Date and the Group I Loans, (a) if such Distribution Date is prior to the Group I Stepdown Date, 2.90% of the aggregate stated principal balance of the Group I Loans as of the Cut-Off Date, or (b) if such Distribution Date is on or after the Group I Stepdown Date, the greater of (i) 5.80% of the then current aggregate stated principal balance of the Group I Loans as of the end of the related due period and (ii) the Overcollateralization Floor for Group I.

Trigger Event: A Trigger Event is in effect with respect to either loan group on any Distribution Date if either (i) the three month average of the related Sixty-Plus Delinquency Percentage, as determined on that Distribution Date and the immediately preceding two Distribution Dates, equals or exceeds 50% of the Group I Senior Enhancement Percentage or 42% of the Group II Senior Enhancement Percentage, respectively, or (ii) cumulative realized losses on the related mortgage loans as a percentage of the initial aggregate principal balance of the related mortgage loans as of the Cut-off Date exceed the following amounts:

	Group I Loans	Group II Loans
Months 37-48	1.70% in the first month plus an additional 1/12th of 1.15% for every month thereafter	4.40% in the first month plus an additional 1/12th of 2.15% for every month thereafter
Months 49-60	2.85% in the first month plus an additional 1/12th of 0.85% for every month thereafter	6.55% in the first month plus an additional 1/12th of 1.75% for every month thereafter
Months 61-72	3.70% in the first month plus an additional 1/12th of 0.50% for every month thereafter	8.30% in the first month plus an additional 1/12th of 0.45% for every month thereafter
Months 73-84	4.20% in the first month plus an	8.75%

Sixty-Plus Delinquency Percentage: With respect to any distribution date and each loan group, the fraction, expressed as a percentage, equal to (x) the aggregate stated principal balance of the mortgage loans of the related loan group that are 60 or more days delinquent in payment of principal and interest for that distribution date, including mortgage loans in foreclosure and REO, over (y) the aggregate stated principal balance of all of the mortgage loans of the related loan group immediately preceding that distribution date.

Group I Senior Enhancement Percentage: For any Distribution Date, the percentage obtained by dividing (x) the sum of (i) the aggregate principal balance of the Class M-I-1, Class M-I-2 and Class M-I-3 Certificates and (ii) the related Overcollateralization Amount, in each case prior to the distribution of the Group I Principal Distribution Amount on such Distribution Date, by (y) the aggregate stated principal balance of the Group I Loans after giving effect to distributions to be made on that Distribution Date.

Overcollateralization Floor: As to either loan group, an amount equal to 0.50% of the aggregate stated principal balance of the related mortgage loans as of the Cut-Off Date.

Overcollateralization Increase Amount: With respect to any Distribution Date and either loan group, an amount equal to the lesser of (i) available excess cash flow from the related mortgage loans available for payment of Overcollateralization Increase Amount and (ii) the excess, if any, of (x) the related Required Overcollateralization Amount for that Distribution Date over (y) the related Overcollateralization Amount for that Distribution Date.

Overcollateralization Reduction Amount: With respect to any Distribution Date for which the related Excess Overcollateralization Amount is, or would be, after taking into account all other distributions to be made on that Distribution Date, greater than zero, an amount equal to the lesser of (i) the related Excess Overcollateralization Amount for that Distribution Date and (ii) principal collected on the related mortgage loans for that Distribution Date.

Excess Overcollateralization Amount: With respect to any Distribution Date, the excess, if any, of the related Overcollateralization Amount over the related Required Overcollateralization Amount.

Group I Principal Distribution Amount: As to any Distribution Date, the lesser of (i) the aggregate principal balance of the Class A-I and Class M-I Certificates prior to such Distribution Date and (ii) the sum of (a) principal collected on the Group I Loans other than Subsequent Recoveries and (b) the related Overcollateralization Increase Amount less (c) the related Overcollateralization Reduction Amount.

Class A-I Principal Distribution Amount:

With respect to any Distribution Date (i) prior to the Group I Stepdown Date or on or after the Group I Stepdown Date if a Group I Trigger Event is in effect for that Distribution Date, the Group I Principal Distribution Amount for that Distribution Date or (ii) on or after the Group I Stepdown Date if a Group I Trigger Event is not in effect for that Distribution Date, the lesser of:

- the Group I Principal Distribution Amount for that Distribution Date; and
- the excess, if any, of (A) the aggregate principal balance of the Class A-I Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Group I Subordination Percentage and (2) the aggregate stated principal balance of the Group I Loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the Group I Loans after giving effect to distributions to be made on that Distribution Date, less the Group I Overcollateralization Floor.

Priority of Class A-I Principal Distributions:

Class A-I Principal Distribution Amount payable above will be distributed to the Class A-I-1 through Class A-I-7 Certificates as follows: first to the Class A-I-7 Certificates in an amount equal to the Class A-I-7 Lockout Distribution Amount for that distribution date (refer to the underlying table), and then the remaining amounts will be paid to the Class A-I-1, Class A-I-2, Class A-I-3, Class A-I-4, Class A-I-5, Class A-I-6 and Class A-I-7 Certificates, in that order, in each case until paid in full.

Class A-I-7 Lockout Distribution Amount:

For any Distribution Date, the product of (x) the Class A-I-7 Lockout Percentage for that Distribution Date and (y) the Class A-I-7 Pro Rata Distribution Amount for that Distribution Date. In no event shall the Class A-I-7 Lockout Distribution Amount for a Distribution Date exceed the Class A-I Principal Distribution Amount for that Distribution Date or the principal balance of the Class A-1-7 Certificates immediately prior to that Distribution Date.

Class A-I-7 Pro Rata Distribution Amount:

For any Distribution Date, an amount equal to the product of (x) a fraction, the numerator of which is the certificate principal balance of the Class A-I-7 Certificates immediately prior to that Distribution Date and the denominator of which is the aggregate certificate principal balance of the Class A-I-1 Certificates through Class A-I-7 Certificates immediately prior to that Distribution Date and (y) the Class A-I Principal Distribution Amount for that Distribution Date.

Class A-I-7 Lockout Percentage

Distribution Dates	Lockout Percentage

Class M-I-1
Principal Distribution Amount: With respect to any Distribution Date (i) prior to the Group I Stepdown Date or on or after the Group I Stepdown Date if a Group I Trigger Event is in effect for that Distribution Date, the remaining Group I Principal Distribution Amount for that Distribution Date after distribution of the Class A-I Principal Distribution Amount or (ii) on or after the Group I Stepdown Date if a Group I Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining Group I Principal Distribution Amount for that Distribution Date after distribution of the Class A-I Principal Distribution Amount; and

- the excess, if any, of (A) the sum of (1) the aggregate principal balance of the Class A-I Certificates (after taking into account the distribution of the Class A-I Principal Distribution Amount for that Distribution Date) and (2) the principal balance of the Class M-I-1 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Group I Subordination Percentage and (2) the aggregate stated principal balance of the Group I Loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the Group I Loans after giving effect to distributions to be made on that Distribution Date, less the Group I Overcollateralization Floor.

Class M-I-2
Principal Distribution Amount: With respect to any Distribution Date (i) prior to the Group I Stepdown Date or on or after the Group I Stepdown Date if a Group I Trigger Event is in effect for that Distribution Date, the remaining Group I Principal Distribution Amount for that Distribution Date after distribution of the Class A-I Principal Distribution Amount and the Class M-I-1 Principal Distribution Amount or (ii) on or after the Group I Stepdown Date if a Group I Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining Group I Principal Distribution Amount for that Distribution Date after distribution of the Class A-I Principal Distribution Amount and the Class M-I-1 Principal Distribution Amount; and

- the excess, if any, of (A) the sum of (1) the aggregate principal balance of the Class A-I Certificates and Class M-I-1 Certificates (after taking into account the distribution of the Class A-I Principal Distribution Amount and Class M-I-1 Principal Distribution Amount for that Distribution Date) and (2) the principal balance of the Class M-I-2 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Group I Subordination Percentage and (2) the aggregate stated principal balance of the Group I Loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the Group I Loans after giving effect to distributions to be made on that Distribution Date, less the Group I Overcollateralization Floor.

Class M-I-3
Principal Distribution Amount: With respect to any Distribution Date (i) prior to the Group I Stepdown Date or on or after the Group I Stepdown Date if a Group I Trigger Event is in effect for that Distribution Date, the remaining Group I Principal Distribution Amount for that Distribution Date after distribution of the Class A-I Principal Distribution Amount, Class M-I-1 Principal Distribution Amount and Class M-I-2 Principal Distribution Amount or (ii) on or after the Group I Stepdown Date if a Group I Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining Group I Principal Distribution Amount for that Distribution Date after distribution of the Class A-I Principal Distribution Amount, Class M-I-1 Principal Distribution Amount and Class M-I-2 Principal Distribution Amount; and

- the excess, if any, of (A) the sum of (1) the aggregate principal balance of the Class A-I, Class M-I-1 and Class M-I-2 Certificates (after taking into account the distribution of the Class A-I Principal Distribution Amount, Class M-I-1 Principal Distribution Amount and Class M-I-2 Principal Distribution Amount for that Distribution Date) and (2) the principal balance of the Class M-I-3 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Group I Subordination Percentage and (2) the aggregate stated principal balance of the Group I Loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the Group I Loans after giving effect to distributions to be made on that Distribution Date, less the Group I Overcollateralization Floor.

Group I
Subordination Percentage: As to any class of Class A-I or Class M-I Certificates, the respective percentage set forth below:

Class	Percentage
A-I	74.20%
M-I-1	82.20%
M-I-2	88.70%
M-I-3	94.20%

Group I Stepdown Date: The Distribution Date which is the later to occur of (x) the Distribution Date in January 2007 and (y) the first Distribution Date on which the aggregate stated principal balance of the Group I Loans as of the end of the related due period is less than one-half of the aggregate stated principal balance of the Group I Loans as of the Cut-off Date.

Group II Required

Group II Senior Enhancement Percentage:

For any Distribution Date, the percentage obtained by dividing (x) the sum of (i) the aggregate principal balance of the Class M-II-1, Class M-II-2, Class M-II-3, Class M-II-4 and Class M-II-5 Certificates and (ii) the Group II Overcollateralization Amount, in each case prior to the distribution of the Group II Principal Distribution Amount on such Distribution Date, by (y) the aggregate stated principal balance of the Group II Loans after giving effect to distributions to be made on that Distribution Date.

Group II Principal Distribution Amount:

As to any Distribution Date, the lesser of (i) the aggregate principal balance of the Class A-II and Class M-II Certificates prior to such Distribution Date and (ii) the sum of (a) principal collected on the Group II Loans other than Subsequent Recoveries and (b) the related Overcollateralization Increase Amount less (c) the related Overcollateralization Reduction Amount.

Class A-II Principal Distribution Amount:

With respect to any Distribution Date (i) prior to the Group II Stepdown Date or on or after the Group II Stepdown Date if a Group II Trigger Event is in effect for that Distribution Date, the Group II Principal Distribution Amount for that Distribution Date or (ii) on or after the Group II Stepdown Date if a Group II Trigger Event is not in effect for that Distribution Date, the lesser of:

- the Group II Principal Distribution Amount for that Distribution Date; and

- the excess, if any, of (A) the aggregate principal balance of the Class A-II Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Group II Subordination Percentage and (2) the aggregate stated principal balance of the Group II Loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the Group II Loans after giving effect to distributions to be made on that Distribution Date, less the Group II Overcollateralization Floor.

Group II Principal Allocation Amount:

With respect to any Distribution Date, the sum of (a) the principal remittance amount for that Distribution Date on the Group II Loans and (b) the aggregate amount of realized losses on the Group II Loans in the calendar month preceding that Distribution Date, to the extent covered by excess cashflow for that Distribution Date; provided, that on any Distribution Date on which there is insufficient excess cashflow to cover all realized losses on the Group II Loans, in determining the Class A-II-A Principal Distribution Amount and Class A-II-B Principal Distribution Amount, the available excess cashflow will be allocated to the Class A-II-A Certificates and Class A-II-B Certificates, pro rata, based on the principal portion of realized losses on the Group II-A Loans and Group II-B Loans, respectively.

Class A-II-B Principal Distribution Amount:

On any Distribution Date, the Class A-II Principal Distribution Amount multiplied by a fraction, the numerator of which is the portion of the Group II Principal Allocation Amount related to the Group II-B Loans for that Distribution Date and the denominator of which is the Group II Principal Allocation Amount for all of the Group II Loans for that Distribution Date.

Class A-II Principal Distributions:

The Class A-II Principal Distribution Amount will be distributed to the Class A-II Certificates as follows:

- The Class A-II-A Principal Distribution Amount will be paid to the Class A-II-A Certificates until the certificate principal balance of the Class A-II-A Certificates has been reduced to zero and then to the Class A-II-B Certificates until the certificate principal balance of the Class A-II-B Certificates has been reduced to zero.
- The Class A-II-B Principal Distribution Amount will be paid to the Class A-II-B Certificates until the certificate principal balance of the Class A-II-B Certificates has been reduced to zero and then to the Class A-II-A Certificates until the certificate principal balance of the Class A-II-A Certificates has been reduced to zero.

Class M-II-1 Principal Distribution Amount:

With respect to any Distribution Date (i) prior to the Group II Stepdown Date or on or after the Group II Stepdown Date if a Group II Trigger Event is in effect for that Distribution Date, the remaining Group II Principal Distribution Amount for that Distribution Date after distribution of the Class A-II Principal Distribution Amount or (ii) on or after the Group II Stepdown Date if a Group II Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining Group II Principal Distribution Amount for that Distribution Date after distribution of the Class A-II Principal Distribution Amount; and
- the excess, if any, of (A) the sum of (1) the aggregate principal balance of the Class A-II Certificates (after taking into account the distribution of the Class A-II Principal Distribution Amount for that Distribution Date) and (2) the principal balance of the Class M-II-1 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Group II Subordination Percentage and (2) the aggregate stated principal balance of the Group II Loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the Group II Loans after giving effect to distributions to be made on that Distribution Date, less the Group II Overcollateralization Floor.

Class M-II-2
Principal Distribution Amount: With respect to any Distribution Date (i) prior to the Group II Stepdown Date or on or after the Group II Stepdown Date if a Group II Trigger Event is in effect for that Distribution Date, the remaining Group II Principal Distribution Amount for that Distribution Date after distribution of the Class A-II Principal Distribution Amount and the Class M-II-1 Principal Distribution Amount or (ii) on or after the Group II Stepdown Date if a Group II Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining Group II Principal Distribution Amount for that Distribution Date after distribution of the Class A-II Principal Distribution Amount and the Class M-II-1 Principal Distribution Amount; and
- the excess, if any, of (A) the sum of (1) the aggregate principal balance of the Class A-II Certificates and Class M-II-1 Certificates (after taking into account the distribution of the Class A-II Principal Distribution Amount and Class M-II-1 Principal Distribution Amount for that Distribution Date) and (2) the principal balance of the Class M-II-2 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Group II Subordination Percentage and (2) the aggregate stated principal balance of the Group II Loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the Group II Loans after giving effect to distributions to be made on that Distribution Date, less the Group II Overcollateralization Floor.

Class M-II-3
Principal Distribution Amount: With respect to any Distribution Date (i) prior to the Group II Stepdown Date or on or after the Group II Stepdown Date if a Group II Trigger Event is in effect for that Distribution Date, the remaining Group II Principal Distribution Amount for that Distribution Date after distribution of the Class A-II Principal Distribution Amount, Class M-II-1 Principal Distribution Amount and Class M-II-2 Principal Distribution Amount or (ii) on or after the Group II Stepdown Date if a Group II Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining Group II Principal Distribution Amount for that Distribution Date after distribution of the Class A-II Principal Distribution Amount, Class M-II-1 Principal Distribution Amount and Class M-II-2 Principal Distribution Amount; and
- the excess, if any, of (A) the sum of (1) the aggregate principal balance of the Class A-II, Class M-II-1 and Class M-II-2 Certificates (after taking into account the distribution of the Class A-II Principal Distribution Amount, Class M-II-1 Principal Distribution Amount and Class M-II-2 Principal Distribution Amount for that Distribution Date) and (2) the principal balance of the Class M-II-3 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Group II Subordination Percentage and (2) the aggregate stated principal balance of the Group II Loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the Group II Loans after giving effect to

Class M-II-4
Principal Distribution Amount: With respect to any Distribution Date (i) prior to the Group II Stepdown Date or on or after the Group II Stepdown Date if a Group II Trigger Event is in effect for that Distribution Date, the remaining Group II Principal Distribution Amount for that Distribution Date after distribution of the Class A-II Principal Distribution Amount, Class M-II-1 Principal Distribution Amount, Class M-II-2 Principal Distribution Amount and Class M-II-3 Principal Distribution Amount or (ii) on or after the Group II Stepdown Date if a Group II Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining Group II Principal Distribution Amount for that Distribution Date after distribution of the Class A-II Principal Distribution Amount, Class M-II-1 Principal Distribution Amount, Class M-II-2 Principal Distribution Amount and Class M-II-3 Principal Distribution Amount; and

- the excess, if any, of (A) the sum of (1) the aggregate principal balance of the Class A-II, Class M-II-1, Class M-II-2 and Class M-II-3 Certificates (after taking into account the distribution of the Class A-II Principal Distribution Amount, Class M-II-1 Principal Distribution Amount, Class M-II-2 Principal Distribution Amount and Class M-II-3 Principal Distribution Amount for that Distribution Date) and (2) the principal balance of the Class M-II-4 Certificates immediately prior to that Distribution Date over (B) the lesser of (x) the product of (1) the applicable Group II Subordination Percentage and (2) the aggregate stated principal balance of the Group II Loans after giving effect to distributions to be made on that Distribution Date and (y) the aggregate stated principal balance of the Group II Loans after giving effect to distributions to be made on that Distribution Date, less the Group II Overcollateralization Floor.

Class M-II-5
Principal Distribution Amount: With respect to any Distribution Date (i) prior to the Group II Stepdown Date or on or after the Group II Stepdown Date if a Group II Trigger Event is in effect for that Distribution Date, the remaining Group II Principal Distribution Amount for that Distribution Date after distribution of the Class A-II Principal Distribution Amount, Class M-II-1 Principal Distribution Amount, Class M-II-2 Principal Distribution Amount, Class M-II-3 Principal Distribution Amount and Class M-II-4 Principal Distribution Amount or (ii) on or after the Group II Stepdown Date if a Group II Trigger Event is not in effect for that Distribution Date, the lesser of:

- the remaining Group II Principal Distribution Amount for that Distribution Date after distribution of the Class A-II Principal Distribution Amount, Class M-II-1 Principal Distribution Amount, Class M-II-2 Principal Distribution Amount, Class M-II-3 Principal Distribution Amount and Class M-II-4 Principal Distribution Amount; and

- the excess, if any, of (A) the sum of (1) the aggregate principal balance of the Class A-II, Class M-II-1, Class M-II-2, Class M-II-3 and Class M-II-4 Certificates (after taking into account the distribution of the Class A-II Principal Distribution Amount, Class M-II-1 Principal Distribution Amount, Class M-II-2 Principal Distribution Amount, Class

Group II Subordination Percentage: As to any class of Class A-II or Class M-II Certificates, the respective percentage set forth below:

Class	Percentage
A-II	56.20%
M-II-1	70.20%
M-II-2	82.20%
M-II-3	85.70%
M-II-4	88.70%
M-II-5	92.20%

Group II Stepdown Date: The Distribution Date which is the later to occur of (x) the Distribution Date in January 2007 and (y) the first Distribution Date on which the aggregate stated principal balance of the Group II Loans as of the end of the related due period is less than one-half of the aggregate stated principal balance of the Group II Loans as of the Cut-off Date.

Subsequent Recoveries: Subsequent recoveries, net of reimbursable expenses, with respect to mortgage loans that have been previously liquidated and that have resulted in a realized loss.

Loan Group I Net WAC Cap

(Current Index Values; 20 HEP Group 1/25 HEP Group II; Actual/360)

1	8.09%	19	7.02%
2	6.79%	20	6.79%
3	7.26%	21	6.79%
4	6.79%	22	7.02%
5	7.02%	23	6.79%
6	6.79%	24	7.02%
7	7.02%	25	6.79%
8	6.79%	26	6.79%
9	6.79%	27	7.52%
10	7.02%	28	6.79%
11	6.79%	29	7.02%
12	7.02%	30	6.79%
13	6.79%	31	7.02%
14	6.79%	32	6.79%
15	7.52%	33	6.79%
16	6.79%	34	7.02%
17	7.02%	35	6.79%
18	6.79%	36	7.02%

Loan Group II Net WAC Cap

(20 HEP Group I/25 HEP Group II; Actual/360)

	Net WAC Cap[1]	Net WAC Cap[2]		Net WAC Cap[1]	Net WAC Cap[2]
1	8.35%	8.35%	49	7.75%	12.63%
2	7.00%	7.00%	50	7.75%	12.63%
3	7.49%	7.49%	51	8.28%	13.50%
4	7.00%	7.00%	52	7.75%	12.63%
5	7.24%	7.24%	53	8.01%	13.33%
6	7.00%	7.00%	54	7.75%	12.90%
7	7.24%	7.24%	55	8.01%	13.33%
8	7.00%	7.00%	56	7.75%	12.90%
9	7.00%	7.01%	57	7.75%	12.90%
10	7.24%	7.24%	58	8.01%	13.33%
11	7.00%	7.01%	59	7.75%	12.90%
12	7.24%	7.24%	60	8.01%	13.34%
13	7.00%	7.01%	61	7.75%	12.91%
14	7.00%	7.01%	62	7.72%	13.00%
15	7.75%	7.76%	63	8.54%	14.00%
16	7.00%	7.01%	64	7.72%	13.01%
17	7.24%	7.24%	65	7.96%	13.48%
18	7.01%	7.02%	66	7.71%	13.04%
19	7.24%	7.25%	67	7.96%	13.48%
20	7.01%	7.02%	68	7.71%	13.04%
21	7.01%	7.02%	69	7.71%	13.04%
22	7.24%	7.25%	70	7.96%	13.48%
23	7.45%	8.73%	71	7.71%	13.04%
24	7.70%	9.03%	72	7.96%	13.48%
25	7.45%	8.74%	73	7.71%	13.04%
26	7.45%	8.74%	74	7.71%	13.04%
27	8.25%	9.68%	75	8.53%	14.00%
28	7.45%	8.74%	76	7.71%	13.04%
29	7.70%	9.77%	77	7.96%	13.48%
30	7.45%	9.46%	78	7.71%	13.04%
31	7.70%	9.78%	79	7.97%	13.48%
32	7.45%	9.46%	80	7.71%	13.04%
33	7.45%	9.46%	81	7.71%	13.05%
34	7.70%	9.78%	82	7.97%	13.48%
35	7.75%	11.04%	83	7.71%	13.05%
36	8.01%	11.43%	84	7.97%	13.48%
37	7.75%	11.06%	85	7.71%	13.05%
38	7.75%	11.06%	86	7.71%	13.05%
39	8.58%	12.25%	87	8.53%	14.00%
40	7.75%	11.06%	88	7.71%	13.05%
41	8.01%	12.48%	89	7.97%	13.48%
42	7.75%	12.07%	90	7.71%	13.05%
43	8.01%	12.48%	91	7.97%	13.48%
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

Group I Sensitivity Analysis

To 10% Call

Fixed / Adjustable HEP	0.00% / 0.00%	10.00% / 12.50%	15.00% / 18.75%	20.00% / 25.00%	25.00% / 31.25%	30.00% / 37.50%
Class A-I-1						
Avg. Life (years)	10.06	1.73	1.25	1.00	0.84	0.74
Principal Window	Jan04 - Jun22	Jan04 - Aug07	Jan04 - Jul06	Jan04 - Dec05	Jan04 - Jul05	Jan04 - May05
Months of Principal	222	44	31	24	19	17
Class A-I-2						
Avg. Life (years)	19.55	4.19	2.86	2.20	1.79	1.52
Modified Duration (par)	14.52	3.87	2.70	2.10	1.72	1.46
Principal Window	Jun22 - Jul24	Aug07 - Sep08	Jul06 - Mar07	Dec05 - May06	Jul05 - Dec05	May05 - Aug05
Months of Principal	26	14	9	6	6	4
Class A-I-3						
Avg. Life (years)	22.70	6.06	4.02	3.00	2.39	2.00
Modified Duration (par)	15.32	5.35	3.68	2.80	2.26	1.90
Principal Window	Jul24 - Sep28	Sep08 - Mar12	Mar07 - Jan09	May06 - Sep07	Dec05 - Oct06	Aug05 - May06
Months of Principal	51	43	23	17	11	10
Class A-I-4						
Avg. Life (years)	25.14	9.04	5.46	4.00	3.01	2.47
Modified Duration (par)	15.12	7.35	4.77	3.61	2.77	2.30
Principal Window	Sep28 - Jul29	Mar12 - Oct13	Jan09 - Oct09	Sep07 - Mar08	Oct06 - Apr07	May06 - Jul06
Months of Principal	11	20	10	7	7	3
Class A-I-5						
Avg. Life (years)	26.44	11.62	7.25	5.00	3.85	2.88
Modified Duration (par)	14.50	8.65	5.95	4.33	3.43	2.62
Principal Window	Jul29 - Apr31	Oct13 - Jul17	Oct09 - Mar13	Mar08 - Nov09	Apr07 - Jun08	Jul06 - Jul07
Months of Principal	22	46	42	21	15	13
Class A-I-6						
Avg. Life (years)	28.23	16.66	12.00	8.76	6.49	5.04
Modified Duration (par)	13.36	10.29	8.34	6.62	5.21	4.22
Principal Window	Apr31 - Jun32	Jul17 - Aug21	Mar13 - Nov16	Nov09 - Nov13	Jun08 - Nov11	Jul07 - Jun10
Months of Principal	15	50	45	49	42	36
Class A-I-7						
Avg. Life (years)	14.08	8.14	7.30	6.75	6.32	5.73
Modified Duration (par)	9.65	6.44	5.92	5.57	5.28	4.87
Principal Window	Jan07 - Jun32	Jan07 - Aug21	Jan07 - Nov16	Jan07 - Nov13	Mar07 - Nov11	May07 - Jun10
Months of Principal	306	176	119	83	57	38
Class M-I-1						
Avg. Life (years)	25.81	12.03	8.58	6.55	5.28	4.54
Modified Duration (par)	13.34	8.34	6.51	5.25	4.39	3.88
Principal Window	Jan25 - Jun32	Jan10 - Aug21	Mar08 - Nov16	Mar07 - Nov13	Feb07 - Nov11	Mar07 - Jun10
Months of Principal	90	140	105	81	58	40
Class M-I-2						
Avg. Life (years)	25.81	12.03	8.58	6.55	5.27	4.49
Modified Duration (par)	12.68	8.09	6.36	5.15	4.32	3.79
Principal Window	Jan25 - Jun32	Jan10 - Aug21	Mar08 - Nov16	Mar07 - Nov13	Jan07 - Nov11	Feb07 - Jun10

Group I Sensitivity Analysis

To Maturity

Fixed / Adjustable HEP	0.00% / 0.00%	10.00% / 12.50%	15.00% / 18.75%	20.00% / 25.00%	25.00% / 31.25%	30.00% / 37.50%
Class A-I-6						
Avg. Life (years)	28.62	19.15	14.31	10.63	7.93	5.92
Modified Duration (par)	13.43	11.01	9.22	7.49	5.98	4.73
Principal Window	Apr31 - Oct33	Jul17 - Jul32	Mar13 – May29	Nov09 - Dec24	Jun08 - Feb21	Jul07 - Apr18
Months of Principal	31	181	195	182	153	130
Class A-I-7						
Avg. Life (years)	14.08	8.15	7.33	6.83	6.54	6.40
Modified Duration (par)	9.65	6.45	5.94	5.61	5.42	5.32
Principal Window	Jan07 - Aug33	Jan07 - Apr32	Jan07 – Mar29	Jan07 - Oct24	Mar07 - Dec20	May07 - Feb18
Months of Principal	320	304	267	214	166	130
Class M-I-1						
Avg. Life (years)	25.94	12.86	9.32	7.14	5.76	4.94
Modified Duration (par)	13.37	8.61	6.82	5.55	4.68	4.13
Principal Window	Jan25 - Jul33	Jan10 - Aug29	Mar08 - Jul24	Mar07 - Feb20	Feb07 - Jan17	Mar07 - Oct14
Months of Principal	103	236	197	156	120	92
Class M-I-2						
Avg. Life (years)	25.93	12.76	9.21	7.05	5.68	4.84
Modified Duration (par)	12.71	8.31	6.61	5.40	4.55	4.00
Principal Window	Jan25 - Jun33	Jan10 - Apr28	Mar08 - Nov22	Mar07 - Oct18	Jan07 - Nov15	Feb07 - Oct13
Months of Principal	102	220	177	140	107	81
Class M-I-3						
Avg. Life (years)	25.90	12.50	8.97	6.85	5.51	4.68
Modified Duration (97)	11.96	7.92	6.30	5.16	4.35	3.82
Principal Window	Jan25 - Mar33	Jan10 - Apr26	Mar08 - Oct20	Mar07 - Jan17	Jan07 - Jun14	Jan07 - Aug12
Months of Principal	99	196	152	119	90	68

Group II Sensitivity Analysis
To 10% Call

Fixed / Adjustable HEP	**0.00% / 0.00%**	**10.00% / 12.50%**	**15.00% / 18.75%**	**20.00% / 25.00%**	**25.00% / 31.25%**	**30.00% / 37.50%**
Class A-II-A						
Avg. Life (years)	18.02	5.02	3.45	2.60	2.01	1.53
Principal Window	Jan04 - Sep32	Jan04 - Jun19	Jan04 - Aug14	Jan04 - Dec11	Jan04 - Mar10	Jan04 - Jan09
Months of Principal	345	186	128	96	75	61
Class A-II-B						
Avg. Life (years)	17.87	5.03	3.47	2.61	2.02	1.54
Principal Window	Jan04 - Sep32	Jan04 - Jun19	Jan04 - Aug14	Jan04 - Dec11	Jan04 - Mar10	Jan04 - Jan09
Months of Principal	345	186	128	96	75	61
Class M-II-1						
Avg. Life (years)	26.47	10.35	7.07	5.35	4.62	4.65
Principal Window	Jul26 - Sep32	Jan09 - Jun19	Jun07 - Aug14	Mar07 - Dec11	Jul07 - Mar10	Dec07 - Jan09
Months of Principal	75	126	87	58	33	14
Class M-II-2						
Avg. Life (years)	26.47	10.35	7.07	5.33	4.45	4.09
Principal Window	Jul26 - Sep32	Jan09 - Jun19	Jun07 - Aug14	Feb07 - Dec11	Apr07 - Mar10	Jun07 - Jan09
Months of Principal	75	126	87	59	36	20
Class M-II-3						
Avg. Life (years)	26.47	10.35	7.07	5.32	4.38	3.92
Principal Window	Jul26 - Sep32	Jan09 - Jun19	Jun07 - Aug14	Jan07 - Dec11	Mar07 - Mar10	Apr07 - Jan09
Months of Principal	75	126	87	60	37	22
Class M-II-4						
Avg. Life (years)	26.47	10.35	7.07	5.31	4.37	3.87
Principal Window	Jul26 - Sep32	Jan09 - Jun19	Jun07 - Aug14	Jan07 - Dec11	Feb07 - Mar10	Mar07 - Jan09
Months of Principal	75	126	87	60	38	23
Class M-II-5						
Avg. Life (years)	26.47	10.35	7.07	5.31	4.35	3.82
Principal Window	Jul26 - Sep32	Jan09 - Jun19	Jun07 - Aug14	Jan07 - Dec11	Feb07 - Mar10	Feb07 - Jan09
Months of Principal	75	126	87	60	38	24

Group II Sensitivity Analysis

To Maturity

Fixed / Adjustable HEP	0.00% / 0.00%	10.00% / 12.50%	15.00% / 18.75%	20.00% / 25.00%	25.00% / 31.25%	30.00% / 37.50%
Class A-II-A						
Avg. Life (years)	18.06	5.34	3.72	2.80	2.17	1.65
Principal Window	Jan04 - Oct33	Jan04 - Jun31	Jan04 - Apr26	Jan04 - Apr21	Jan04 - Aug17	Jan04 - Jan15
Months of Principal	358	330	268	208	164	133
Class A-II-B						
Avg. Life (years)	17.90	5.35	3.74	2.83	2.19	1.68
Principal Window	Jan04 - Oct33	Jan04 - Jul31	Jan04 - Jun26	Jan04 - Jun21	Jan04 - Oct17	Jan04 - Mar15
Months of Principal	358	331	270	210	166	135
Class M-II-1						
Avg. Life (years)	26.58	11.24	7.80	5.91	5.07	5.03
Principal Window	Jul26 - Sep33	Jan09 - Jun29	Jun07 - Jul23	Mar07 - Dec18	Jul07 - Oct15	Dec07 - Jul13
Months of Principal	87	246	194	142	100	68
Class M-II-2						
Avg. Life (years)	26.57	11.18	7.74	5.84	4.85	4.42
Principal Window	Jul26 - Aug33	Jan09 - Mar28	Jun07 - Feb22	Feb07 - Sep17	Apr07 - Oct14	Jun07 - Sep12
Months of Principal	86	231	177	128	91	64
Class M-II-3						
Avg. Life (years)	26.57	11.09	7.66	5.77	4.74	4.21
Principal Window	Jul26 - Jul33	Jan09 - Feb26	Jun07 - Jan20	Jan07 - Jan16	Mar07 - Jun13	Apr07 - Sep11
Months of Principal	85	206	152	109	76	54
Class M-II-4						
Avg. Life (years)	26.56	11.02	7.60	5.71	4.68	4.12
Principal Window	Jul26 - Jun33	Jan09 - Feb25	Jun07 - Feb19	Jan07 - May15	Feb07 - Dec12	Mar07 - Mar11
Months of Principal	84	194	141	101	71	49
Class M-II-5						
Avg. Life (years)	26.55	10.88	7.48	5.62	4.59	4.02
Principal Window	Jul26 - May33	Jan09 - Dec23	Jun07 - Feb18	Jan07 - Aug14	Feb07 - Apr12	Feb07 - Sep10
Months of Principal	83	180	129	92	63	44

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

RAMP Series 2003-RS11 – Preliminary Collateral Characteristics (Group I Loans)[1]

Summary Report

Shelf	Alternet Exceptions (Subprime) RASC	Expanded Criteria Exceptions (Alt-A) RALI	Home Solution Exceptions (1st Lien High LTV) RAMP-RZ	Jumbo A Exceptions RFMSI	Seasoned Loans	Total
Percent of Total	29.66%	62.10%	5.04%	3.13%	0.07%	**100.00%**
Principal Balance ($)	$224,132,294	$469,297,562	$38,075,421	$23,642,568	$550,276	**$755,698,121**
Number of Loans	1,605	2,568	280	58	10	**4,521**
Average Balance ($)	$139,646	$182,748	$135,984	$407,630	$55,028	**$167,153**
WA Mortgage Rate	7.70%	7.26%	7.59%	6.11%	7.59%	**7.37%**
WA Age (mos)	3	1	2	2	140	**2**
WA Remaining Term to Maturity (mos)	348	347	352	343	112	**347**
WA Credit Score	673	681	715	690	695	**681**
WA Original LTV *	94.80%	86.15%	97.98%	76.20%	75.74%	**89.00%**
Original LTV>80% w/MI	0.03%	98.36%	0.00%	49.28%	0.00%	**53.34%**
Purchase	42.60%	70.95%	74.27%	37.20%	59.13%	**61.64%**
Equity Refinance	47.88%	23.10%	22.67%	22.73%	13.11%	**30.41%**
Rate/Term Refinance	9.53%	5.95%	3.06%	40.07%	27.76%	**7.95%**
Prepayment Penalty	86.34%	57.08%	61.91%	0.00%	0.00%	**64.18%**
Serviced by HomeComings	100.00%	97.68%	100.00%	36.36%	7.44%	**96.50%**
Current	94.44%	99.88%	100.00%	100.00%	97.45%	**98.28%**
30 to 59 Days Delinquent	5.52%	0.03%	0.00%	0.00%	2.55%	**1.66%**
60 to 89 Days Delinquent	0.04%	0.09%	0.00%	0.00%	0.00%	**0.07%**

(1) The Group I Loans as of the Closing Date will include approximately $59,301,879 of fixed-rate Mortgage Loans that are not included in the preliminary information set forth in this document. Information about all of the Group I Loans included in this loan group as of the Closing Date will be contained in the Prospectus Supplement, which will supersede all

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Credit Score Distribution of the Group I Loans

Range of Credit Scores	Number of Loans	Principal Balance	Average Principal Balance	Weighted Average Original LTV	% of Principal Balance
500 to 519	6	$722,983	$120,497	79.32 %	0.10 %
520 to 539	3	351,000	117,000	85.00	0.05
540 to 559	11	952,896	86,627	85.06	0.13
560 to 579	30	3,684,803	122,827	91.22	0.49
580 to 599	60	9,787,564	163,126	83.04	1.30
600 to 619	134	21,928,441	163,645	82.73	2.90
620 to 639	666	108,184,192	162,439	89.02	14.32
640 to 659	763	125,713,829	164,763	88.23	16.64
660 to 679	772	134,269,807	173,925	87.97	17.77
680 to 699	585	104,609,505	178,820	89.26	13.84
700 to 719	509	83,687,869	164,416	90.00	11.07
720 to 739	405	63,116,115	155,842	91.55	8.35
740 to 759	312	54,217,204	173,773	91.14	7.17
760 or greater	259	43,964,498	169,747	90.22	5.82
Subtotal with Credit Scores	4,515	$755,190,708	$167,263	89.01	99.93
Not Available	6	507,413	84,569	64.14	0.07
Total	**4,521**	**$755,698,121**	**$167,153**	**89.00 %**	**100.00 %**

Original Mortgage Loan Principal Balances of the Group I Loans

Original Mortgage Amount ($)	Number of Loans	Principal Balance	Average Principal Balance	Weighted Average Original LTV	Weighted Average FICO Score	% of Principal Balance
0 to 100,000	1,375	$101,910,132	$74,116	90.78 %	677	13.49 %
100,001 to 200,000	1,954	277,531,237	142,032	91.36	681	36.73
200,001 to 300,000	678	165,996,392	244,832	90.16	680	21.97
300,001 to 400,000	314	106,640,231	339,619	87.52	684	14.11
400,001 to 500,000	125	56,049,485	448,396	83.65	687	7.42
500,001 to 600,000	39	21,322,047	546,719	81.03	679	2.82
600,001 to 700,000	23	14,517,098	631,178	74.51	685	1.92
700,001 to 800,000	5	3,679,435	735,887	74.32	687	0.49
800,001 to 900,000	2	1,680,373	840,186	77.48	635	0.22
900,001 to 1,000,000	5	4,874,282	974,856	72.11	637	0.65
1,400,001 to 1,500,000	1	1,497,410	1,497,410	63.00	643	0.20
Total:	**4,521**	**$755,698,121**	**$167,153**	**89.00 %**	**681**	**100.00 %**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Mortgage Rates of the Group I Loans

Original Mortgage Rate (%)	Number of Loans	Principal Balance	Average Principal Balance	Weighted Average Original LTV	Weighted Average FICO Score	% of Principal Balance
4.500 to 4.999	1	$96,398	$96,398	93.00 %	617	0.01 %
5.000 to 5.499	19	4,467,708	235,143	73.42	699	0.59
5.500 to 5.999	111	24,595,189	221,578	78.42	701	3.25
6.000 to 6.499	312	67,730,501	217,085	81.18	701	8.96
6.500 to 6.999	877	161,013,476	183,596	86.59	694	21.31
7.000 to 7.499	916	152,243,667	166,205	89.74	687	20.15
7.500 to 7.999	1,166	193,259,966	165,746	91.70	674	25.57
8.000 to 8.499	527	82,334,822	156,233	91.66	664	10.90
8.500 to 8.999	324	41,666,141	128,599	94.31	658	5.51
9.000 to 9.499	127	14,805,954	116,582	94.56	640	1.96
9.500 to 9.999	99	9,852,587	99,521	95.36	623	1.30
10.000 to 10.499	21	1,816,931	86,521	96.08	613	0.24
10.500 to 10.999	15	1,422,110	94,807	95.25	607	0.19
11.000 to 11.499	5	342,798	68,560	98.09	615	0.05
12.000 to 12.499	1	49,875	49,875	95.00	569	0.01
Total	**4,521**	**$755,698,121**	**$167,153**	**89.00 %**	**681**	**100.00 %**

Net Mortgage Rates of the Group I Loans

Net Mortgage Rate (%)	Number of Loans	Principal Balance	Average Principal Balance	Weighted Average Original LTV	Weighted Average FICO Score	% of Principal Balance
4.000 to 4.499	1	$96,398	$96,398	93.00 %	617	0.01 %
4.500 to 4.999	13	2,846,764	218,982	75.17	712	0.38
5.000 to 5.499	80	16,237,982	202,975	76.80	697	2.15
5.500 to 5.999	254	58,012,816	228,397	79.72	701	7.68
6.000 to 6.499	684	134,356,184	196,427	85.41	692	17.78
6.500 to 6.999	990	165,743,407	167,418	89.46	690	21.93
7.000 to 7.499	1,174	189,851,863	161,714	91.54	679	25.12
7.500 to 7.999	669	106,860,834	159,732	91.97	665	14.14
8.000 to 8.499	350	48,430,617	138,373	92.88	660	6.41
8.500 to 8.999	171	20,170,356	117,955	94.19	646	2.67
9.000 to 9.499	93	9,477,052	101,904	95.32	624	1.25
9.500 to 9.999	23	1,998,065	86,872	96.88	621	0.26
10.000 to 10.499	13	1,223,110	94,085	95.81	604	0.16
10.500 to 10.999	5	342,798	68,560	98.09	615	0.05
11.000 to 11.499	1	49,875	49,875	95.00	569	0.01

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Original Loan-to-Value Ratios of the Group I Loans

Original Loan-to-Value Ratio (%)	Number of Loans	Principal Balance	Average Principal Balance	Weighted Average FICO Score	% of Principal Balance
0.01 to 50.00	46	$6,043,255	$131,375	664	0.80 %
50.01 to 55.00	28	5,321,769	190,063	679	0.70
55.01 to 60.00	38	7,440,209	195,795	666	0.98
60.01 to 65.00	58	12,585,276	216,988	656	1.67
65.01 to 70.00	109	22,944,892	210,504	667	3.04
70.01 to 75.00	149	32,875,160	220,639	667	4.35
75.01 to 80.00	657	129,699,532	197,412	687	17.16
80.01 to 85.00	183	27,142,796	148,321	667	3.59
85.01 to 90.00	675	121,644,426	180,214	676	16.10
90.01 to 95.00	1,218	206,256,901	169,341	676	27.29
95.01 to 100.00	1,294	175,235,066	135,421	692	23.19
100.01 to 105.00	63	8,015,503	127,230	721	1.06
105.01 to 110.00	3	493,337	164,446	705	0.07
Total:	**4,521**	**$755,698,121**	**$167,153**	**681**	**100.00 %**

Geographical Distribution of Mortgaged Properties of the Group I Loans

State	Number of Loans	Principal Balance	Average Principal Balance	Weighted Average Original LTV	Weighted Average FICO Score	% of Principal Balance
Florida	756	$107,657,315	$142,404	87.23 %	679	14.25 %
New York	283	77,921,762	275,342	87.19	678	10.31
California	267	70,978,409	265,837	82.95	690	9.39
New Jersey	193	47,905,422	248,215	88.07	676	6.34
Illinois	230	40,129,565	174,476	88.83	686	5.31
Virginia	160	29,461,229	184,133	89.95	680	3.90
Massachusetts	98	27,502,004	280,633	86.32	684	3.64
Texas	211	27,240,689	129,103	89.30	680	3.60
Georgia	155	24,452,046	157,755	91.05	674	3.24
Arizona	145	23,447,590	161,708	88.58	676	3.10
Other (1)	2,023	279,002,092	137,915	91.89	681	36.92
Total	**4,521**	**$755,698,121**	**$167,153**	**89.00 %**	**681**	**100.00 %**

(1) Other includes states and the District of Columbia with less than 3.00% concentrations individually.

Mortgage Loan Purpose of the Group I Loans

	Average	Weighted Average	Weighted Average

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Occupancy Type of the Group I Loans

Occupancy Type	Number of Loans	Principal Balance	Average Principal Balance	Weighted Average Original LTV	Weighted Average FICO Score	% of Principal Balance
Primary Residence	3,800	$663,227,229	$174,533	89.67 %	678	87.76 %
Non Owner-occupied	650	79,352,155	122,080	84.81	699	10.50
Second/Vacation	71	13,118,738	184,771	80.52	690	1.74
Total	**4,521**	**$755,698,121**	**$167,153**	**89.00 %**	**681**	**100.00 %**

Mortgaged Property Types of the Group I Loans

Property Type	Number of Loans	Principal Balance	Average Principal Balance	Weighted Average Original LTV	Weighted Average FICO Score	% of Principal Balance
Single-family detached	3,157	$488,412,388	$154,708	89.55 %	679	64.63 %
Two- to four-family units	486	115,082,904	236,796	86.95	685	15.23
Planned Unit Developments (detached)	540	104,691,688	193,873	88.55	681	13.85
Condo Low-Rise (less than 5 stories)	258	36,238,399	140,459	88.18	690	4.80
Planned Unit Developments (attached)	56	7,872,259	140,576	95.30	686	1.04
Condo High-Rise (9 stories or more)	7	1,338,149	191,164	84.00	671	0.18
Townhouse	8	932,660	116,583	92.71	653	0.12
Manufactured Home	6	665,130	110,855	77.49	666	0.09
Condo Mid-Rise (5 to 8 stories)	2	404,795	202,398	95.71	679	0.05
Co-op	1	59,747	59,747	80.00	667	0.01
Total	**4,521**	**$755,698,121**	**$167,153**	**89.00 %**	**681**	**100.00 %**

Mortgage Loan Documentation Types of the Group I Loans

Documentation Type	Number of Loans	Principal Balance	Average Principal Balance	Weighted Average Original LTV	Weighted Average FICO Score	% of Principal Balance
Reduced Documentation	2,601	$477,439,566	$183,560	86.52 %	678	63.18 %
Full Documentation	1,920	278,258,555	144,926	93.24	685	36.82
Total	**4,521**	**$755,698,121**	**$167,153**	**89.00 %**	**681**	**100.00 %**

Prepayment Penalty Terms of the Group I Loans

Prepayment Penalty Term	Number of Loans	Principal Balance	Average Principal Balance	Weighted Average Original LTV	Weighted Average FICO Score	% of Principal Balance
None	1,525	$270,719,230	$177,521	86.99 %	687	35.82 %
12 Months	439	93,578,823	213,164	88.88	676	12.38
24 Months	206	36,241,887	175,931	89.03	675	4.80
36 Months	1,647	242,767,373	147,400	93.56	678	32.12
48 Months	1	66,417	66,417	95.00	680	0.01
60 Months	698	111,369,539	159,555	83.94	678	14.74
Other (1)	5	954,852	190,970	97.29	684	0.13
Total	**4,521**	**$755,698,121**	**$167,153**	**89.00 %**	**681**	**100.00 %**

(1) Not 0, 12, 24, 36, 48 or 60 months and not more than 60 months.

RAMP Series 2003-RS11 – Preliminary Collateral Characteristics Group II-A Loans(1)

Summary Report

Shelf	Alternet Exceptions (Subprime) RASC	Expanded Criteria Exceptions (Alt-A) RALI	Home Solution Exceptions (1st Lien High LTV) RAMP-RZ	Jumbo A Exceptions RFMSI	Total
Percent of Total:	90.57%	1.87%	7.00%	0.55%	**100.00%**
Principal Balance ($)	$577,923,688	$11,952,359	$44,675,591	$3,537,959	**$638,089,597**
Number of Loans	4,058	71	232	17	**4,378**
Average Balance ($)	$142,416	$168,343	$192,567	$208,115	**$145,749**
WA Mortgage Rate	7.85%	6.53%	7.08%	5.06%	**7.75%**
WA Age (mos)	2	1	1	1	**2**
WA Remaining Term to Maturity (mos)	358	359	359	359	**358**
WA Margin	7.60%	4.11%	4.96%	2.31%	**7.32%**
WA Lifetime Cap	14.07%	12.36%	13.92%	10.63%	**14.01%**
WA Next Rate Adj (mos)	26	39	23	48	**26**
WA Rate Reset Frequency (mos)	6	8	6	12	**6**
WA Credit Score	629	701	700	706	**636**
WA Original LTV	94.94%	89.51%	98.19%	78.54%	**94.98%**
Original LTV > 80% w/ M	0.08%	61.39%	0.00%	100.00%	**1.04%**
Purchase	57.09%	71.64%	90.00%	32.78%	**59.53%**
Equity Refinance	37.96%	25.42%	7.86%	20.04%	**35.52%**
Rate/Term Refinance	4.94%	2.94%	2.14%	47.18%	**4.94%**
Prepayment Penalty	80.12%	65.18%	79.07%	0.00%	**79.32%**
Serviced by HomeComings	100.00%	100.00%	100.00%	95.38%	**99.97%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Credit Score Distribution of the Group II-A Loans

Range of Credit Scores	Number of Loans	Principal Balance	Average Principal Balance	Weighted Average Original LTV	% of Principal Balance
500 to 519	113	$13,664,811	$120,928	85.35 %	2.14 %
520 to 539	95	12,376,280	130,277	84.52	1.94
540 to 559	103	13,055,800	126,755	88.36	2.05
560 to 579	338	44,383,143	131,311	93.44	6.96
580 to 599	490	61,689,407	125,897	96.60	9.67
600 to 619	745	102,325,580	137,350	95.56	16.04
620 to 639	715	102,945,305	143,979	95.80	16.13
640 to 659	570	87,243,528	153,059	95.53	13.67
660 to 679	438	72,616,259	165,791	95.40	11.38
680 to 699	314	49,870,609	158,824	95.61	7.82
700 to 719	188	30,580,271	162,661	96.41	4.79
720 to 739	125	21,022,093	168,177	95.52	3.29
740 to 759	76	13,714,108	180,449	96.18	2.15
760 or greater	66	12,260,892	185,771	93.98	1.92
Subtotal with Credit Scores	4,376	637,748,085	145,738	94.98	99.95
Not Available	2	341,512	170,756	97.74	0.05
Total:	**4,378**	**$638,089,597**	**$145,749**	**94.98 %**	**100.00 %**

Original Mortgage Loan Principal Balances of the Group II-A Loans

Original Mortgage Amount ($)	Number of Loans	Principal Balance	Average Principal Balance	Weighted Average Original LTV	Weighted Average FICO Score	% of Principal Balance
0 to 100,000	1,217	$94,441,845	$77,602	94.93 %	619	14.80 %
100,001 to 200,000	2,337	334,609,566	143,179	95.31	632	52.44
200,001 to 300,000	716	174,457,491	243,656	94.73	648	27.34
300,001 to 400,000	106	33,679,852	317,734	93.03	666	5.28
400,001 to 500,000	2	900,844	450,422	94.51	651	0.14
Total:	**4,378**	**$638,089,597**	**$145,749**	**94.98 %**	**636**	**100.00 %**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Mortgage Rates of the Group II-A Loans

Original Mortgage Rate (%)	Number of Loans	Principal Balance	Average Principal Balance	Weighted Average Original LTV	Weighted Average FICO Score	% of Principal Balance
3.500 to 3.999	1	$163,349	$163,349	65.00 %	694	0.03 %
4.500 to 4.999	9	1,714,386	190,487	82.29	703	0.27
5.000 to 5.499	32	6,322,343	197,573	87.67	712	0.99
5.500 to 5.999	78	15,678,638	201,008	92.07	696	2.46
6.000 to 6.499	129	23,951,324	185,669	94.28	686	3.75
6.500 to 6.999	523	90,469,315	172,981	95.04	666	14.18
7.000 to 7.499	677	109,583,330	161,866	95.48	653	17.17
7.500 to 7.999	1,125	162,346,617	144,308	95.24	635	25.44
8.000 to 8.499	652	87,792,073	134,650	95.29	616	13.76
8.500 to 8.999	622	77,908,485	125,255	95.13	606	12.21
9.000 to 9.499	281	34,350,011	122,242	95.26	594	5.38
9.500 to 9.999	185	20,572,017	111,200	94.90	588	3.22
10.000 to 10.499	51	5,717,206	112,102	93.97	571	0.90
10.500 to 10.999	12	1,223,766	101,981	94.44	600	0.19
11.000 to 11.499	1	296,738	296,738	65.00	532	0.05
Total:	**4,378**	**$638,089,597**	**$145,749**	**94.98 %**	**636**	**100.00 %**

Net Mortgage Rates of the Group II-A Loans

Net Mortgage Rate (%)	Number of Loans	Principal Balance	Average Principal Balance	Weighted Average Original LTV	Weighted Average FICO Score	% of Principal Balance
3.500 to 3.999	1	$163,349	$163,349	65.00 %	694	0.03 %
4.000 to 4.499	3	630,781	210,260	77.40	721	0.10
4.500 to 4.999	27	5,236,892	193,959	84.80	711	0.82
5.000 to 5.499	80	15,795,348	197,442	92.45	696	2.48
5.500 to 5.999	167	31,664,199	189,606	94.69	679	4.96
6.000 to 6.499	506	86,901,729	171,743	94.74	664	13.62
6.500 to 6.999	790	126,363,039	159,953	95.41	651	19.80
7.000 to 7.499	1,066	152,576,136	143,130	95.26	633	23.91
7.500 to 7.999	686	91,967,195	134,063	95.34	615	14.41
8.000 to 8.499	575	70,953,228	123,397	95.21	607	11.12
8.500 to 8.999	261	31,850,256	122,032	95.28	593	4.99
9.000 to 9.499	165	18,390,239	111,456	94.74	586	2.88
9.500 to 9.999	43	4,719,490	109,756	94.36	582	0.74
10.000 to 10.499	7	580,979	82,997	92.72	573	0.09
10.500 to 10.999	1	296,738	296,738	65.00	532	0.05

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Original Loan-to-Value Ratios of the Group II-A Loans

Original Loan-to-Value Ratio (%)	Number of Loans	Principal Balance	Average Principal Balance	Weighted Average FICO Score	% of Principal Balance
0.01 to 50.00	4	$294,024	$73,506	705	0.05 %
50.01 to 55.00	2	404,386	202,193	673	0.06
55.01 to 60.00	3	394,968	131,656	619	0.06
60.01 to 65.00	8	1,314,510	164,314	609	0.21
65.01 to 70.00	12	2,383,650	198,637	632	0.37
70.01 to 75.00	21	3,677,138	175,102	605	0.58
75.01 to 80.00	107	16,975,264	158,647	662	2.66
80.01 to 85.00	262	33,366,468	127,353	562	5.23
85.01 to 90.00	705	109,179,377	154,864	635	17.11
90.01 to 95.00	1,299	182,113,858	140,195	625	28.54
95.01 to 100.00	1,951	287,521,055	147,371	651	45.06
100.01 to 105.00	3	394,172	131,391	614	0.06
105.01 to 110.00	1	70,729	70,729	708	0.01
Total:	**4,378**	**$638,089,597**	**$145,749**	**636**	**100.00 %**

Geographical Distribution of Mortgaged Properties of the Group II-A Loans

State	Number of Loans	Principal Balance	Average Principal Balance	Weighted Average Original LTV	Weighted Average FICO Score	% of Principal Balance
California	417	$91,152,573	$218,591	94.44 %	663	14.29 %
Florida	402	54,783,120	136,276	93.79	631	8.59
Illinois	260	38,967,734	149,876	94.27	645	6.11
Georgia	225	31,760,202	141,156	95.23	630	4.98
Texas	241	30,186,942	125,257	96.20	625	4.73
Ohio	243	28,760,161	118,355	95.78	621	4.51
Michigan	206	26,801,388	130,104	94.87	629	4.20
Arizona	174	26,104,076	150,023	97.14	638	4.09
Colorado	122	21,513,520	176,340	94.82	644	3.37
Virginia	134	20,988,043	156,627	95.84	629	3.29
Other	1,954	267,071,838	136,680	95.00	631	41.85
Total:	**4,378**	**$638,089,597**	**$145,749**	**94.98 %**	**636**	**100.00 %**

(1) Other includes states and the District of Columbia with less than 3.00% concentrations individually.

Mortgage Loan Purpose of the Group II-A Loans

	Average	Weighted Average	Weighted Average

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Occupancy Type of the Group II-A Loans

Occupancy Type	Number of Loans	Principal Balance	Average Principal Balance	Weighted Average Original LTV	Weighted Average FICO Score	% of Principal Balance
Primary Residence	4,195	$615,997,791	$146,841	95.26 %	635	96.54 %
Non Owner-occupied	172	20,318,823	118,133	86.61	672	3.18
Second/Vacation	11	1,772,983	161,180	91.65	662	0.28
Total:	**4,378**	**$638,089,597**	**$145,749**	**94.98 %**	**636**	**100.00 %**

Mortgaged Property Types of the Group II-A Loans

Property Type	Number of Loans	Principal Balance	Average Principal Balance	Weighted Average Original LTV	Weighted Average FICO Score	% of Principal Balance
Single-family detached	3,506	$494,844,578	$141,142	95.07 %	634	77.55 %
Planned Unit Developments (detached)	355	62,053,872	174,800	95.43	634	9.72
Condo Low-Rise (less than 5 stories)	232	33,380,599	143,882	95.33	661	5.23
Two- to four-family units	140	25,955,145	185,394	91.66	656	4.07
Planned Unit Developments (attached)	98	15,460,232	157,757	95.46	646	2.42
Townhouse	37	4,950,881	133,808	95.09	627	0.78
Manufactured Home	5	640,073	128,015	86.03	594	0.10
Condo High-Rise (9 stories or more)	3	503,353	167,784	100.00	650	0.08
Condo Mid-Rise (5 to 8 stories)	2	300,863	150,432	88.56	641	0.05
Total:	**4,378**	**$638,089,597**	**$145,749**	**94.98 %**	**636**	**100.00 %**

Mortgage Loan Documentation Types of the Group II-A Loans

Documentation Type	Number of Loans	Principal Balance	Average Principal Balance	Weighted Average Original LTV	Weighted Average FICO Score	% of Principal Balance
Full Documentation	2,908	$398,166,048	$136,921	96.43 %	621	62.40 %
Reduced Documentation	1,470	239,923,549	163,213	92.56	661	37.60
Total:	**4,378**	**$638,089,597**	**$145,749**	**94.98 %**	**636**	**100.00 %**

Prepayment Penalty Terms of the Group II-A Loans

Prepayment Penalty Term	Number of Loans	Principal Balance	Average Principal Balance	Weighted Average Original LTV	Weighted Average FICO Score	% of Principal Balance
None	912	$131,942,963	$144,674	93.64 %	633	20.68 %
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Index Types of the Group II-A Mortgage Loans

Index Type	Number of Loans	Principal Balance	Average Principal Balance	Weighted Average Original LTV	Weighted Average FICO Score	% of Principal Balance
Libor - 1 Year	27	$5,590,760	$207,065	82.14 %	699	0.88 %
Libor - 6 Month	4,346	631,798,382	145,375	95.11	636	99.01
Treasury - 1 Year	5	700,455	140,091	81.60	684	0.11
Total:	**4,378**	**$638,089,597**	**$145,749**	**94.98 %**	**636**	**100.00 %**

Maximum Mortgage Rates (%) of the Group II-A Loans

Maximum Mortgage Rate (%)	Number of Loans	Principal Balance	Average Principal Balance	Weighted Average Original LTV	Weighted Average FICO Score	% of Principal Balance
9.000 to 9.999	3	$480,078	$160,026	78.87	715	0.08
10.000 to 10.999	17	3,393,084	199,593	82.66	702	0.53
11.000 to 11.999	73	13,955,732	191,174	89.13	701	2.19
12.000 to 12.999	464	77,787,489	167,645	94.14	664	12.19
13.000 to 13.999	1,517	227,766,827	150,143	95.17	641	35.70
14.000 to 14.999	1,585	227,193,958	143,340	95.55	629	35.61
15.000 to 15.999	608	74,333,249	122,259	95.40	607	11.65
16.000 to 16.999	104	12,184,976	117,163	94.76	589	1.91
17.000 to 17.999	7	994,204	142,029	87.83	624	0.16
Total:	**4,378**	**$638,089,597**	**$145,749**	**94.98 %**	**636**	**100.00 %**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Next Interest Rate Adjustment Date of the Group II-A Loans

Next Interest Rate Adjustment Date	Number of Loans	Principal Balance	Average Principal Balance	Weighted Average Original LTV	Weighted Average FICO Score	% of Principal Balance
May 2004	2	$297,570	$148,785	87.56 %	625	0.05 %
December 2004	1	322,700	322,700	79.00	674	0.05
January 2005	1	163,349	163,349	65.00	694	0.03
February 2005	1	301,734	301,734	85.00	612	0.05
May 2005	4	666,700	166,675	89.10	641	0.10
June 2005	12	2,026,421	168,868	86.42	600	0.32
July 2005	96	13,476,612	140,381	87.89	558	2.11
August 2005	145	19,692,705	135,812	90.46	572	3.09
September 2005	228	32,813,162	143,917	91.84	601	5.14
October 2005	736	111,611,672	151,646	95.63	646	17.49
November 2005	1,583	233,577,400	147,554	95.91	644	36.61
December 2005	155	22,267,152	143,659	93.85	629	3.49
May 2006	3	485,771	161,924	100.00	642	0.08
June 2006	3	419,227	139,742	96.36	571	0.07
July 2006	7	968,183	138,312	98.13	615	0.15
August 2006	12	2,105,384	175,449	94.65	618	0.33
September 2006	146	19,044,672	130,443	96.64	638	2.98
October 2006	590	84,341,138	142,951	96.57	643	13.22
November 2006	537	75,287,216	140,200	94.79	635	11.80
December 2006	87	12,546,258	144,210	91.61	616	1.97
August 2008	1	246,000	246,000	80.00	731	0.04
October 2008	5	981,577	196,315	90.67	728	0.15
November 2008	14	2,736,101	195,436	85.67	694	0.43
December 2008	5	1,133,655	226,731	81.17	717	0.18
November 2010	4	577,236	144,309	81.55	747	0.09
Total:	**4,378**	**$638,089,597**	**$145,749**	**94.98 %**	**636**	**100.00 %**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Note Margin (%) of the Group II-A Loans

Note Margin (%)	Number of Loans	Principal Balance	Average Principal Balance	Weighted Average Original LTV	Weighted Average FICO Score	% of Principal Balance
1.000 to 1.499	1	$112,322	$112,322	95.00 %	621	0.02 %
2.000 to 2.499	15	3,128,610	208,574	79.13	704	0.49
2.500 to 2.999	41	7,107,829	173,362	86.97	707	1.11
3.000 to 3.499	5	1,210,179	242,036	90.47	684	0.19
3.500 to 3.999	17	3,428,908	201,700	89.50	672	0.54
4.000 to 4.499	5	1,028,240	205,648	86.67	664	0.16
4.500 to 4.999	7	1,473,213	210,459	86.06	642	0.23
5.000 to 5.499	238	45,066,004	189,353	97.67	698	7.06
5.500 to 5.999	397	73,165,357	184,296	96.06	670	11.47
6.000 to 6.499	198	30,665,335	154,875	93.57	634	4.81
6.500 to 6.999	519	82,376,117	158,721	95.15	647	12.91
7.000 to 7.499	428	61,715,590	144,195	94.24	628	9.67
7.500 to 7.999	638	87,304,124	136,840	93.71	628	13.68
8.000 to 8.499	713	95,257,470	133,601	94.93	623	14.93
8.500 to 8.999	586	76,781,132	131,026	95.52	610	12.03
9.000 to 9.499	329	40,601,815	123,410	96.18	601	6.36
9.500 to 9.999	177	20,727,369	117,104	97.08	597	3.25
10.000 to 10.499	48	4,983,767	103,828	97.40	603	0.78
10.500 to 10.999	14	1,863,846	133,132	93.04	588	0.29
11.000 to 11.499	2	92,373	46,187	95.18	571	0.01
Total:	**4,378**	**$638,089,597**	**$145,749**	**94.98 %**	**636**	**100.00 %**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

RAMP Series 2003-RS11 – Preliminary Collateral Characteristics Group II-B Loans[1]

Summary Report

Shelf	Alternet Exceptions (Subprime) RASC	Expanded Criteria Exceptions (Alt-A) RALI	Home Solution Exceptions (1st Lien High LTV) RAMP-RZ	Jumbo A Exceptions RFMSI	Total
Percent of Total:	86.34%	6.80%	3.67%	3.19%	**100.00%**
Principal Balance ($)	$219,516,091	$17,287,466	$9,319,329	$8,109,209	**$254,232,095**
Number of Loans	1,236	97	38	18	**1,389**
Average Balance ($)	$177,602	$178,221	$245,246	$450,512	**$183,032**
WA Mortgage Rate	8.00%	6.15%	7.11%	5.17%	**7.75%**
WA Age (mos)	2	1	1	1	**2**
WA Remaining Term to Maturity (mos)	358	359	359	359	**358**
WA Margin	7.68%	3.26%	3.99%	2.31%	**7.07%**
WA Lifetime Cap	14.25%	12.08%	13.36%	10.74%	**13.96%**
WA Next Rate Adj (mos)	26	52	23	55	**29**
WA Rate Reset Frequency (mos)	6	7	6	12	**6**
WA Credit Score	628	702	676	702	**637**
WA Original LTV	95.88%	83.92%	95.51%	75.49%	**94.40%**
Original LTV > 80% w/ M	0.00%	83.32%	0.00%	100.00%	**3.18%**
Purchase	60.53%	60.34%	68.55%	51.64%	**60.53%**
Equity Refinance	36.64%	25.55%	26.41%	6.81%	**34.56%**
Rate/Term Refinance	2.83%	14.11%	5.04%	41.55%	**4.91%**
Prepayment Penalty	82.65%	93.50%	77.19%	0.00%	**80.55%**
Serviced by HomeComings	100.00%	100.00%	100.00%	100.00%	**100.00%**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Credit Score Distribution of the Group II-B Loans

Range of Credit Scores	Number of Loans	Principal Balance	Average Principal Balance	Weighted Average Original LTV	% of Principal Balance
500 to 519	1	$433,856	$433,856	85.00 %	0.17 %
520 to 539	5	2,229,859	445,972	85.06	0.88
540 to 559	7	2,003,604	286,229	89.51	0.79
560 to 579	121	17,987,406	148,656	93.95	7.08
580 to 599	221	33,645,018	152,240	97.52	13.23
600 to 619	313	49,100,347	156,870	95.45	19.31
620 to 639	249	41,488,783	166,622	95.16	16.32
640 to 659	160	36,091,589	225,572	94.50	14.20
660 to 679	106	21,935,740	206,941	94.74	8.63
680 to 699	78	17,771,931	227,845	94.20	6.99
700 to 719	52	12,198,096	234,579	90.69	4.80
720 to 739	32	7,885,900	246,434	87.68	3.10
740 to 759	21	4,049,350	192,826	91.46	1.59
760 or greater	23	7,410,615	322,201	88.61	2.91
Total:	**1,389**	**$254,232,095**	**$183,032**	**94.40 %**	**100.00 %**

Original Mortgage Loan Principal Balances of the Group II-B Loans

Original Mortgage Amount ($)	Number of Loans	Principal Balance	Average Principal Balance	Weighted Average Original LTV	Weighted Average FICO Score	% of Principal Balance
0 to 100,000	380	$29,373,628	$77,299	96.74 %	621	11.55 %
100,001 to 200,000	615	85,886,279	139,652	97.41	626	33.78
200,001 to 300,000	116	27,740,670	239,144	97.03	640	10.91
300,001 to 400,000	170	60,298,322	354,696	92.87	649	23.72
400,001 to 500,000	88	39,285,439	446,425	90.41	650	15.45
500,001 to 600,000	13	7,230,523	556,194	80.98	632	2.84
600,001 to 700,000	7	4,417,234	631,033	81.99	680	1.74
Total:	**1,389**	**$254,232,095**	**$183,032**	**94.40 %**	**637**	**100.00 %**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Mortgage Rates of the Group II-B Loans

Original Mortgage Rate (%)	Number of Loans	Principal Balance	Average Principal Balance	Weighted Average Original LTV	Weighted Average FICO Score	% of Principal Balance
4.000 to 4.499	2	$751,715	$375,858	75.48 %	761	0.30 %
4.500 to 4.999	10	3,386,727	338,673	78.52	707	1.33
5.000 to 5.499	14	4,788,980	342,070	80.70	704	1.88
5.500 to 5.999	47	13,384,546	284,778	83.58	685	5.26
6.000 to 6.499	62	17,819,075	287,404	88.41	672	7.01
6.500 to 6.999	94	33,035,803	351,445	92.12	664	12.99
7.000 to 7.499	40	15,287,668	382,192	93.28	632	6.01
7.500 to 7.999	258	48,539,222	188,137	97.45	637	19.09
8.000 to 8.499	281	39,492,678	140,543	97.41	627	15.53
8.500 to 8.999	353	48,999,207	138,808	97.02	613	19.27
9.000 to 9.499	110	14,326,595	130,242	97.04	606	5.64
9.500 to 9.999	89	10,270,295	115,397	97.15	598	4.04
10.000 to 10.499	17	2,385,220	140,307	98.29	595	0.94
10.500 to 10.999	12	1,764,362	147,030	98.03	592	0.69
Total:	**1,389**	**$254,232,095**	**$183,032**	**94.40 %**	**637**	**100.00 %**

Net Mortgage Rates of the Group II-B Loans

Net Mortgage Rate (%)	Number of Loans	Principal Balance	Average Principal Balance	Weighted Average Original LTV	Weighted Average FICO Score	% of Principal Balance
3.500 to 3.999	2	$751,715	$375,858	75.48 %	761	0.30 %
4.000 to 4.499	5	2,047,926	409,585	82.29	717	0.81
4.500 to 4.999	15	5,482,077	365,472	81.55	693	2.16
5.000 to 5.499	39	11,983,522	307,270	82.99	680	4.71
5.500 to 5.999	85	24,835,955	292,188	89.09	682	9.77
6.000 to 6.499	82	27,520,843	335,620	91.48	657	10.83
6.500 to 6.999	54	19,157,084	354,761	93.50	636	7.54
7.000 to 7.499	263	47,985,355	182,454	97.71	636	18.87
7.500 to 7.999	304	42,702,776	140,470	97.31	624	16.80
8.000 to 8.499	335	45,714,142	136,460	96.94	613	17.98
8.500 to 8.999	101	13,087,294	129,577	97.25	606	5.15
9.000 to 9.499	81	9,765,704	120,564	97.04	594	3.84
9.500 to 9.999	16	1,938,638	121,165	98.91	610	0.76
10.000 to 10.499	7	1,259,063	179,866	97.81	584	0.50
Total:	**1,389**	**$254,232,095**	**$183,032**	**94.40 %**	**637**	**100.00 %**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Original Loan-to-Value Ratios of the Group II-B Loans

Original Loan-to-Value Ratio (%)	Number of Loans	Principal Balance	Average Principal Balance	Weighted Average FICO Score	% of Principal Balance
0.01 to 50.00	2	$598,387	$299,193	726	0.24 %
55.01 to 60.00	3	1,070,069	356,690	725	0.42
60.01 to 65.00	8	1,744,063	218,008	686	0.69
65.01 to 70.00	5	1,612,692	322,538	633	0.63
70.01 to 75.00	13	4,488,401	345,262	665	1.77
75.01 to 80.00	57	16,869,779	295,961	682	6.64
80.01 to 85.00	23	8,673,825	377,123	592	3.41
85.01 to 90.00	63	22,530,982	357,635	641	8.86
90.01 to 95.00	462	78,764,617	170,486	625	30.98
95.01 to 100.00	753	117,879,280	156,546	639	46.37
Total:	**1,389**	**$254,232,095**	**$183,032**	**637**	**100.00 %**

Geographical Distribution of Mortgaged Properties of the Group II-B Loans

State	Number of Loans	Principal Balance	Average Principal Balance	Weighted Average Original LTV	Weighted Average FICO Score	% of Principal Balance
California	152	$51,799,061	$340,783	93.51 %	657	20.37 %
Florida	160	25,479,847	159,249	89.16	655	10.02
Georgia	74	12,267,282	165,774	96.27	623	4.83
Illinois	68	12,059,057	177,339	95.62	656	4.74
Texas	96	11,625,236	121,096	96.53	619	4.57
Michigan	63	9,178,679	145,693	97.76	628	3.61
Maryland	29	8,391,856	289,374	91.50	640	3.30
Virginia	44	8,251,261	187,529	93.58	632	3.25
New Jersey	27	8,092,420	299,719	91.87	624	3.18
Other (1)	676	107,087,395	158,413	95.68	627	42.12
Total:	**1,389**	**$254,232,095**	**$183,032**	**94.40 %**	**637**	**100.00 %**

(1) Other includes states and the District of Columbia with less than 3.00% concentrations individually.

Mortgage Loan Purpose of the Group II-B Loans

Loan Purpose	Number of Loans	Principal Balance	Average Principal Balance	Weighted Average Original LTV	Weighted Average FICO Score	% of Principal Balance
Purchase	950	$153,882,910	$161,982	96.24 %	642	60.53 %
Equity Refinance	386	87,863,861	227,627	92.40	626	34.56

Occupancy Type of the Group II-B Loans

Occupancy Type	Number of Loans	Principal Balance	Average Principal Balance	Weighted Average Original LTV	Weighted Average FICO Score	% of Principal Balance
Primary Residence	1,353	$249,508,859	$184,412	94.64 %	636	98.14 %
Non Owner-occupied	28	3,479,973	124,285	81.00	701	1.37
Second/Vacation	8	1,243,262	155,408	83.28	706	0.49
Total:	**1,389**	**$254,232,095**	**$183,032**	**94.40 %**	**637**	**100.00 %**

Mortgaged Property Types of the Group II-B Loans

Property Type	Number of Loans	Principal Balance	Average Principal Balance	Weighted Average Original LTV	Weighted Average FICO Score	% of Principal Balance
Single-family detached	1,122	$196,979,737	$175,561	94.83 %	636	77.48 %
Planned Unit Developments (detached)	172	41,290,610	240,062	92.47	638	16.24
Condo Low-Rise (less than 5 stories)	48	8,375,032	174,480	94.46	654	3.29
Two- to four-family units	21	3,218,091	153,242	90.79	661	1.27
Planned Unit Developments (attached)	17	2,807,911	165,171	97.08	641	1.10
Townhouse	7	899,834	128,548	98.89	631	0.35
Condo Mid-Rise (5 to 8 stories)	1	435,200	435,200	80.00	700	0.17
Condo High-Rise (9 stories or more)	1	225,680	225,680	100.00	736	0.09
Total:	**1,389**	**$254,232,095**	**$183,032**	**94.40 %**	**637**	**100.00 %**

Mortgage Loan Documentation Types of the Group II-B Loans

Documentation Type	Number of Loans	Principal Balance	Average Principal Balance	Weighted Average Original LTV	Weighted Average FICO Score	% of Principal Balance
Full Documentation	1,011	$177,650,653	$175,718	96.30 %	628	69.88 %
Reduced Documentation	378	76,581,442	202,596	90.00	659	30.12
Total:	**1,389**	**$254,232,095**	**$183,032**	**94.40 %**	**637**	**100.00 %**

Prepayment Penalty Terms of the Group II-B Loans

Prepayment Penalty Term	Number of Loans	Principal Balance	Average Principal Balance	Weighted Average Original LTV	Weighted Average FICO Score	% of Principal Balance
None	264	$49,447,581	$187,301	91.59 %	643	19.45 %
12 Months	63	18,587,897	295,046	91.66	643	7.31
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

Index Types of the Group II-B Mortgage Loans

Index Type	Number of Loans	Principal Balance	Average Principal Balance	Weighted Average Original LTV	Weighted Average FICO Score	% of Principal Balance
Libor - 1 Year	18	$8,385,483	$465,860	75.63 %	702	3.30 %
Libor - 6 Month	1,368	244,566,471	178,777	95.13	635	96.20
Treasury - 1 Year	3	1,280,141	426,714	77.35	719	0.50
Total:	**1,389**	**$254,232,095**	**$183,032**	**94.40 %**	**637**	**100.00 %**

Maximum Mortgage Rates (%) of the Group II-B Loans

Maximum Mortgage Rate (%)	Number of Loans	Principal Balance	Average Principal Balance	Weighted Average Original LTV	Weighted Average FICO Score	% of Principal Balance
9.000 to 9.999	2	$707,778	$353,889	71.23	711	0.28 %
10.000 to 10.999	16	6,277,075	392,317	78.09	720	2.47
11.000 to 11.999	51	13,959,753	273,721	82.85	694	5.49
12.000 to 12.999	117	35,569,690	304,014	89.04	658	13.99
13.000 to 13.999	258	62,671,744	242,914	95.57	641	24.65
14.000 to 14.999	606	90,311,899	149,030	97.15	623	35.52
15.000 to 15.999	286	37,263,920	130,293	97.70	615	14.66
16.000 to 16.999	48	6,954,273	144,881	97.93	607	2.74
17.000 to 17.999	5	515,963	103,193	97.94	621	0.20
Total:	**1,389**	**$254,232,095**	**$183,032**	**94.40 %**	**637**	**100.00 %**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Next Interest Rate Adjustment Date of the Group II-B Loans

Next Interest Rate Adjustment Date	Number of Loans	Principal Balance	Average Principal Balance	Weighted Average Original LTV	Weighted Average FICO Score	% of Principal Balance
May 2004	1	$398,593	$398,593	95.00 %	793	0.16 %
December 2004	1	321,226	321,226	80.00	747	0.13
July 2005	16	5,661,814	353,863	90.25	596	2.23
August 2005	19	5,684,483	299,183	88.99	605	2.24
September 2005	53	9,436,322	178,044	95.98	626	3.71
October 2005	236	40,773,616	172,770	96.49	638	16.04
November 2005	517	91,678,975	177,329	96.37	633	36.06
December 2005	51	9,236,249	181,103	93.26	611	3.63
March 2006	1	49,734	49,734	100.00	625	0.02
July 2006	2	954,634	477,317	87.56	557	0.38
August 2006	3	383,739	127,913	96.46	583	0.15
September 2006	32	5,571,325	174,104	96.16	631	2.19
October 2006	180	33,168,287	184,268	96.89	640	13.05
November 2006	174	30,035,340	172,617	93.64	635	11.81
December 2006	20	3,519,998	176,000	87.61	617	1.38
October 2008	9	2,248,947	249,883	83.31	706	0.88
November 2008	56	9,835,216	175,629	81.67	699	3.87
December 2008	6	2,322,000	387,000	74.16	712	0.91
June 2010	1	487,981	487,981	80.00	770	0.19
August 2010	1	121,736	121,736	100.00	701	0.05
October 2010	2	685,411	342,705	67.41	704	0.27
November 2010	7	1,067,469	152,496	86.27	737	0.42
December 2010	1	589,000	589,000	59.00	705	0.23
Total:	**1,389**	**$254,232,095**	**$183,032**	**94.40 %**	**637**	**100.00 %**

THE INFORMATION CONTAINED HEREIN WILL BE SUPERSEDED BY THE DESCRIPTION OF THE COLLATERAL CONTAINED IN THE PROSPECTUS SUPPLEMENT.

Note Margin (%) of the Group II-B Loans

Note Margin (%)	Number of Loans	Principal Balance	Average Principal Balance	Weighted Average Original LTV	Weighted Average FICO Score	% of Principal Balance
2.000 to 2.499	16	$7,206,575	$450,411	74.92 %	700	2.83 %
2.500 to 2.999	89	15,750,579	176,973	83.26	704	6.20
3.000 to 3.499	2	717,555	358,777	74.79	679	0.28
3.500 to 3.999	17	6,673,115	392,536	91.20	683	2.62
4.000 to 4.499	3	1,277,155	425,718	90.82	687	0.50
4.500 to 4.999	1	394,525	394,525	90.00	695	0.16
5.000 to 5.499	33	8,144,873	246,814	92.79	665	3.20
5.500 to 5.999	102	30,613,035	300,128	96.27	665	12.04
6.000 to 6.499	31	10,359,056	334,163	92.79	646	4.07
6.500 to 6.999	77	22,483,828	291,998	93.47	634	8.84
7.000 to 7.499	81	18,886,561	233,167	93.86	625	7.43
7.500 to 7.999	164	29,211,074	178,116	95.81	628	11.49
8.000 to 8.499	236	33,294,881	141,080	97.24	624	13.10
8.500 to 8.999	231	30,110,477	130,348	97.28	615	11.84
9.000 to 9.499	178	22,902,232	128,664	97.94	609	9.01
9.500 to 9.999	97	12,324,395	127,056	97.87	590	4.85
10.000 to 10.499	28	3,480,034	124,287	98.20	590	1.37
10.500 to 10.999	3	402,146	134,049	98.09	600	0.16
Total:	**1,389**	**$254,232,095**	**$183,032**	**94.40 %**	**637**	**100.00 %**